Registration No. 333-48988
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                PRE-EFFECTIVE AMENDMENT NO.1
                                           TO
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A. Valley Forge Life Insurance Company Variable Life Separate Account (Exact Name of Trust)

B.  Valley Forge Life Insurance Company
    (Name  of  Depositor)

C.  CNA Plaza, 43 South
    Chicago, Illinois 60685
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    Jonathan D. Kantor
    Senior Vice President, General Counsel and Secretary
    Valley Forge Life Insurance Company
    CNA Plaza, 43 South
    Chicago, Illinois 60685

    Copies  to:

    Judith A. Hasenauer
    Blazzard, Grodd & Hasenauer, P.C.
    P.O. Box 5108
    Westport, CT 06881
    (203) 226-7866

E.  Flexible Premium Variable Life Insurance Policies and
    Flexible Premium Variable Last to Die Life Insurance Policies
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Variable Life Insurance Policies

2             The Company

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable

 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Investment Choices; Access to Your Money

11            Investment Choices

12            Investment Choices

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Investment Choices

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Other Information

25            The Company

26            Expenses

27            The Company

28            Executive Officers and Directors

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Investment Choices; Other Information

46            Purchases; Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Other Information; Purchases; The Company; The Variable
              Life Insurance Policies

52            Investment Choices

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements

            FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

                                                AND

                FLEXIBLE PREMIUM VARIABLE AND FIXED LAST TO DIE
                                  LIFE INSURANCE POLICY

                                    ISSUED BY

       VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                                             AND

                           VALLEY FORGE LIFE INSURANCE COMPANY


This prospectus describes the Flexible Premium Variable and Fixed Life Insurance Policy and the Flexible Premium Variable and Fixed Last to Die Life Insurance Policy that we (Valley Forge Life Insurance Company) are offering.

The policies are variable benefit policies. We have designed the policies for use in estate and retirement planning and other insurance needs of individuals.

You, the policyowner, have a number of investment choices in the policy you purchase. These investment choices include fixed account options as well as several investment options described below. When you buy a policy and allocate funds to the investment options you are subject to investment risk. This means that the value of your policy may increase or decrease depending upon the investment performance of the investment option(s) you select. Under some circumstances, the death benefit and the duration of your policy (how long a policy will remain in force) will also increase or decrease depending upon investment performance.

Federated Insurance Series
Advised by Federated Investment Management
Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable  Insurance  Products Fund (VIP),   Initial Class     and
Variable Insurance Products Fund II

(VIP II),  Initial  Class
Advised by  Fidelity  Management  & Research  Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series

Janus Aspen Series,     Service      Shares
Advised by Janus Capital Corporation
Janus Aspen Series  Capital  Appreciation  Portfolio
Janus Aspen Series  Growth Portfolio
Janus Aspen Series  Balanced  Portfolio
Janus Aspen Series  Flexible Income Portfolio
Janus Aspen Series  International  Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B
Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio


American Century Variable Portfolios, Inc.
Advised by American Century Investment
Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund


Franklin Templeton Variable Insurance Products
Trust, Class 2 Shares
Templeton Developing Markets Securities Fund
   (formerly, Templeton Developing Markets Fund)
Advised by Templeton Asset Management Ltd.

Templeton Asset Strategy Fund    (formerly, Templeton Asset Allocation Fund)
Advised by Templeton Investment Counsel, LLC

Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio

Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc.    (formerly Morgan Stanley Dean Witter
Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable and Fixed Life Insurance Policy and Flexible Premium Variable and Fixed Last to Die Life Insurance Policy. The Securities and Exchange Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policies:

o        are not  bank deposits;
o        are not federally insured;
o        are not endorsed by any bank or government agency.

The policies are subject to investment risk. You may be subject to loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities nor has it determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.


    Date: _______, 2001

                                TABLE OF CONTENTS


Page

HIGHLIGHTS......................................................................
THE COMPANY.....................................................................
THE VARIABLE LIFE INSURANCE POLICIES............................................
EXPENSES........................................................................
PURCHASES.......................................................................
INVESTMENT CHOICES..............................................................
DEATH BENEFIT...................................................................
TAXES...........................................................................
ACCESS TO YOUR MONEY............................................................
OTHER INFORMATION...............................................................

MORE INFORMATION................................................................
         Executive Officers and Directors.......................................
         Voting   ..............................................................
         Disregard of Voting Instructions.......................................
         Legal Opinions.........................................................
         Our Right to Contest...................................................
         Federal Tax Status.....................................................
         Reports to Owners......................................................
         Legal Proceedings......................................................
         Experts  ..............................................................
         Financial Statements...................................................

APPENDIX A - Illustrations of Policy Values.....................................
APPENDIX B - Example of Additional Insurance Rider (AIR)........................
APPENDIX C - Rates of Return....................................................


                             INDEX OF SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policies, certain technical words or terms are unavoidable. We have identified some of these words or terms. For some we have provided you with a definition below. For the remainder, we believe that you will find an adequate discussion in the text. We have identified these terms and provided you with a page number that indicates where you will find the explanation for the word or term. The word or term on the page is in italics.

Death Proceeds: The amount of money payable to the beneficiary if the insured (or the last insured) dies while a policy is in force.

Debt: Any amount you owe us as the result of a policy loan. This includes any accrued loan interest.

General Account: Our assets other than those allocated to the Variable Account or any other separate account.

Investment Option: An investment choice within the Valley Forge Life Insurance Company Variable Life Separate Account available under the policies.

Policy Loan Account: That portion of the cash value resulting from a policy loan.

Riders: An endorsement that is incorporated into your policy.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you. The minimum specified amount is $100,000.




                                                                            Page
Beneficiary, Contingent Beneficiary
Business Day
Cash Value, Net Cash Value, Cash Surrender Value
Fixed Account I, Fixed Account II
Insured
Last Insured
Monthly Date
Owner, Joint Owner, Contingent Owner
Policy Year, Policy Anniversary
Policy Date


                                   HIGHLIGHTS

The Variable Life Insurance Policies

The variable life insurance policies are contracts between you, the owner, and us, an insurance company. The Flexible Premium Variable and Fixed Life Insurance Policy described in this prospectus provides for life insurance coverage on the named insured. If you purchase the Flexible Premium Variable and Fixed Last to Die Life Insurance Policy (Last to Die Policy) described in this prospectus there will be two persons insured and the death benefit will be paid once the last insured dies. Both policies have cash values, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance, and are nearly identical except for the fact that there are two lives insured in the last to die version. Since the policies are variable life insurance policies, the value of your policy will increase or decrease depending upon the investment experience of the investment option(s) you choose. Under current tax laws , the death benefit associated with the policies are distributed free from federal income taxes to the named beneficiary. However, estate taxes may apply. We will issue the policies as an individual policy in most states, and as a certificate under a group life insurance policy in other states.

Expenses

The policies have both insurance and investment features, and there are costs related to each that reduce the return on your investment. We deduct:

o    a premium charge from each premium payment;

o    an expense charge daily from amounts allocated to the investment options;

o    a monthly deduction from the policies for the cost of insurance;

o daily investment option charges which apply to the average daily value of the investment options.

We may assess a surrender charge if you take out money from your policy. If you make more than 12 transfers in any policy year, unless the transfer is pre-scheduled, we will charge a transfer processing fee. Also, for the first 12 months after an increase in the specified amount, we will deduct $10 each month from your policy.

Upon the insured's 95th birthday, we will no longer deduct the monthly deduction. If the policy is a Last to Die Policy, we will not deduct the insurance related charges after the younger insured's 95th birthday. There are also fees and expenses which are deducted from the assets of the investment options.

Purchases

You purchase a policy by completing the proper forms. In some circumstances, we may contact you for additional information regarding the insured(s). We may require the insured(s) to provide us with medical records, physicians' statements or a complete paramedical examination.


The minimum initial premium payment we accept is computed for you based on the specified amount you request. The policies are designed for the payment of subsequent premiums. The minimum subsequent premium payment you can make is $50. Your registered representative can help you fill out the proper forms.

Investment Choices

You can put your money in any of the fixed account options and/or in any of the investment options. Currently, you may invest in all investment choices at any one time. However, we reserve the right to limit this in the future.

Death Benefit

The amount of the death benefit depends on:

o    the specified amount of insurance of your policy;

o    any debt that you may have;

o any due and unpaid monthly deductions that are incurred as a result of your policy; entering into a grace period;

o    under some circumstances, your cash value; and

o death benefit option in effect at the time of death of the insured (or last insured).

Taxes

Your policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the policy should be excludable from the gross income of your beneficiary. Any earnings in your policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can make a total surrender of your policy at any time and we will pay you the net cash value. You may make a partial surrender at any time after the end of your first policy year. When you make a total or partial surrender, a surrender charge may be assessed.

You can also borrow some of your net cash value.

Other Information

Free Look. You can cancel the policy within 10 days after you receive it (or whatever period is required in your state). We will refund an amount equal to the cash value plus fees or charges deducted from the premium payments less any debt (or we will refund an amount equal to all premiums paid less any debt if required in your state).

Additional Features. The following additional features are offered:

o You can arrange to have a regular amount of money automatically transferred from the dollar cost averaging account to selected investment options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

o You can arrange to have us automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations. We call this feature the automatic transfer option.

o We also offer a number of additional riders that are common to life insurance policies.

These features may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about buying a policy, please contact us at:

                                    Valley Forge Life Insurance Company
                                   Investment Products
                                    100 CNA Drive
                                    Nashville, TN 37214
                                 (800) 262-1755

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA as of December 31, 1999.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states, except New York, where we are only admitted as a reinsurer.

                      THE VARIABLE LIFE INSURANCE POLICIES

The variable life insurance policies offered by this prospectus are contracts of insurance between you, the owner, and us, an insurance company. The policies described in this prospectus are flexible premium variable life insurance policies. The policies are "flexible" because:

o    the frequency and amount of premium can vary;

o    you can choose between death benefit options; and

o you can increase or decrease the amount of insurance coverage, all within the same policy of insurance.

The policies are "variable" because the cash value, when allocated to the investment options, may increase or decrease depending upon the investment results of the selected investment options. Under certain circumstances, the death benefit and the duration of your policy may also vary. The death benefit may vary because investment performance of the selected investment options may be sufficient to result in the death benefit being greater than the specified amount. The duration of your policy is also affected by investment performance because charges under the policies, when coupled with poor performance, may mean that at some time there may not be enough cash value in your policy to pay the charges and your policy will terminate unless you make a premium payment(s).

While your policy is in force, you can surrender the policy for all, or after the first policy year, part of its net cash value. You may also obtain a policy loan using the policy as security and by properly assigning it to us.

We also make available a number of riders to meet a variety of your estate planning needs. To the extent you select any of the investment options, you bear the investment risk. If your net cash value is insufficient to pay the monthly deductions, your policy may terminate.

Because the policies are like traditional and universal life insurance, they provide a death benefit which is paid to your named beneficiary. The proceeds from the death benefit should be excludable from the gross income of the beneficiary, however estate taxes may apply. The income tax-free death proceeds makes this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from your policy or make a total or partial surrender. We will issue the policy as an individual policy in most states, and as a group certificate under a group life insurance policy in other states. As used in this prospectus, the term policy refers to either the individual life policy or to the certificate issued under a group life policy.

There are two versions of the policy offered: a single life version and a last to die version (which covers two lives). Unless otherwise indicated any discussion applies equally to both versions of the policy.

Purchasing Considerations

The policies are designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investments in the investment options. The policies offer the following to individuals:

o        create or conserve one's estate;
o        supplement retirement income; and
o        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured(s), you should consider whether the purchase of one of the policies described in this prospectus is appropriate. Replacement of an existing policy with one of the policies described in this prospectus may not be advantageous to your situation.

                                    EXPENSES

There are charges and other expenses associated with the policies that reduce the return on your investment in a policy. The charges and expenses are described below.

Premium Charge

We deduct a premium charge from each premium payment you make to reimburse us for the expenses associated with selling the policy and for tax charges and costs we incur. The premium charge is 4% of premium payments.

Monthly Deduction

Each monthly date, we will make certain deductions from the cash value of your policy. The monthly deduction is for the cost of insurance for the following month. The first monthly deduction will be determined as of the policy date.

We determine the monthly cost of insurance rate each year as of the policy anniversary. The rate will be charged for the next policy year. The monthly cost of insurance rate will not exceed the maximum guaranteed monthly cost of insurance rate shown on the policy schedule of your policy.

The monthly cost of insurance is determined as (1) times (2) where:

(1) is the net amount at risk which is equal to the base policy death benefit divided by the monthly equivalent of the guaranteed interest rate (currently 4%), minus the policy's cash value before charges, all divided by $1,000; and

(2) is the monthly cost of insurance rate per $1,000 of coverage on the monthly date.

When a Last to Die version of the Policy is purchased we will determine the monthly cost of insurance based upon the lives of both insureds.

The cost of insurance rate for a policy month will be uniform for all specified amounts of insurance that:

o    are in the same specified amount band, sex, and risk classification;

o    take effect when the insureds are the same age; and

o    have been in force the same length of time.

We may charge less than the maximum cost of insurance rates shown in your policy from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all specified amount portions in the same risk classification.

Since the mortality tables used with the policies distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Expense Charge

We deduct an expense charge from each investment option each business day. The expense charge is currently equal to:

     Policy Years 1-10:             Approximately 0.90%, on an annual basis, of
                                    the cash value of each investment option.
     Policy Years 11 and later:     Approximately 0.45%, on an annual  basis, of
                                    the cash value of each investment option.

This charge compensates us for some of the mortality risks we assume, and the risk that we will experience costs above that for which we are compensated. It also compensates us for some of the administrative costs in administering the policy. We expect to profit from the charge.

Surrender Charges

A surrender charge may be deducted if you make a full or partial surrender. A surrender charge may also be applicable when you reduce the specified amount.

    The initial surrender charge is a charge per $1,000, multiplied by the specified amount divided by 1000, plus a charge for any applicable riders or substandard ratings. The charge per $1,000 varies by issue age, sex, and risk classification. The initial surrender charge grades down to zero over 10 years - single life; 15 years - last to die.

Single Life Policy

                           100% of the surrender charge in policy year 1
                           100% of the  surrender  charge in  policy  year 2
                           100% of the surrender charge in policy year 3 100% of the surrender charge in policy year 4
                           100%  of  the surrender charge in policy year 5
                             80% of the surrender charge in policy year 6
                             60% of the surrender charge in policy year 7 40% of the surrender charge in policy year 8 20% of the surrender charge in policy year 9 No surrender charge in policy years 10 and later


Last to Die Policy

                           100% of the  surrender  charge in policy  years 1 - 6
                            80% of the surrender  charge in policy year 7
                            70% of the  surrender  charge in  policy  year 8
                            60% of the surrender charge in policy year 9 50% of the surrender charge in policy year 10 40% of the surrender charge in policy year 11

                            30% of the surrender charge in policy year 12
                            20% of the  surrender  charge in policy  year 13
                            10% of the surrender charge in policy year 14 No surrender charge in policy years 15 and later

Free Partial Surrender Amount

Each policy year, after the first, you can surrender a portion of your cash value free from any surrender charge. The free partial surrender amount for any policy year, after the first policy year, is 10% of the cash value and is determined at the time of the first partial surrender in a policy year. If the entire free partial surrender amount for a policy year is not taken in the first partial surrender of a policy year, the free partial surrender amount available for any other partial surrender in a policy year is the free partial surrender amount for that policy year less the total prior free partial surrender amounts withdrawn in the same policy year.

Transfer     Processing      Fee

You may transfer values from one investment option to another, or to or from the fixed accounts. The first 12 transfers in a policy year are free. The fee for each additional transfer is currently $25. The transfer processing fee is deducted from the amount which is transferred. Prescheduled dollar cost averaging transfers or automatic transfers are not counted when we determine transfer processing fees. Each transfer is considered to be one request regardless of the number of investment options or any fixed account involved in the transfer.

Monthly Specified Amount Increase Fee

If you increase the specified amount of your policy, we will deduct $10 each month for the first 12 months following the increase.

Income Tax Charge

We do not currently assess any charge for income taxes. We reserve the right to assess a charge for such taxes against the investment options or your cash value if we determine that such taxes will be incurred.

Charges after the Insured's 95th birthday

Once the insured turns 95, we will no longer deduct the insurance related charges, but we will continue to deduct the asset based charges. If the policy is a Last to Die Policy, we will not deduct the insurance related charges after the younger insured's 95th birthday.

Investment Option Annual Expenses
(as a percentage of average daily net assets of an investment option)

The annual expenses of the portfolios for the year ended December 31, 1999 below are based on data provided by the respective fund groups. We have not independently verified such data. Future expenses may be greater or less than those shown.



                                                                                 Other Expenses          Total Annual
                                                                                 (after waivers         Expenses (after
                                                                                     and/or             waivers and/or
                                                                                 reimbursements         reimbursements
                                                                                with respect to         with respect to
                                                                                    certain                 certain
                                                Management          12b-1          investment             investment
                                              (Advisory Fees)       Fees            options)               options)
------------------------------------------  -------------------  ----------- ----------------------  ---------------------
Federated Insurance Series
     (See Note 1)
Federated High Income Bond
     Fund II . . . . . . . . . . . . . . . .       0.60%             --              0.19%                   0.79%
Federated Prime  Money Fund II . . . .             0.50%             --              0.23%                   0.73%
Federated Utility Fund II . . . . . . . . . .      0.75%             --              0.19%                   0.94%
The Alger American Fund
Alger American Growth Portfolio . . .              0.75%             --              0.04%                   0.79%
Alger American Mid-Cap Growth
     Portfolio . . . . . . . . . . . . . . .       0.80%             --              0.05%                   0.85%
Alger American Small Capitalization                0.85%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.05%                   0.90%
Alger American Leveraged AllCap                    0.85%             --              0.08%                   0.93%
     Portfolio (See Note 2) . . . . . . . . . .
Variable Insurance Products Fund
     (VIP), Initial Class and Variable Insurance
     Products Fund II (VIP II), Initial
     Class (See Note 3)
Fidelity VIP II Asset Manager
     Portfolio . . . . . . . . . . . . . . . . . . 0.53%             --              0.10%                   0.63%
Fidelity VIP II Contrafund (R) Portfolio . .       0.58%             --              0.09%                   0.67%
Fidelity VIP Equity-Income Portfolio. .            0.48%             --              0.09%                   0.57%
Fidelity VIP II Index 500 Portfolio                0.24%             --              0.04%                   0.28%
MFS Variable Insurance Trust (See
     Note 4)
MFS Emerging Growth Series . . . . .               0.75%             --              0.09%                   0.84%
MFS Growth With Income Series . . .                0.75%             --              0.13%                   0.88%
MFS Research Series . . . . . . . . . . . . .      0.75%             --              0.11%                   0.86%
MFS Total Return Series . . . . . . . . . .        0.75%             --              0.15%                   0.90%
Janus Aspen Series, Service
Shares (See Note 5)
Janus Aspen Series Capital
Appreciation  Portfolio . . . . . . . . . .        0.65             0.25%            0.04%                   0.94%
Janus Aspen Series Growth Portfolio . . . .        0.65%            0.25%            0.02%                   0.92%





Janus Aspen Series Balanced Portfolio              0.65%            0.25%            0.02%                   0.92%
Janus Aspen Series Flexible Income
     Portfolio . . . . . . . . . . . . . .         0.65%            0.25%            0.07%                   0.97%
Janus Aspen Series International
Growth Portfolio . . . . . . . . . . . . .         0.65%            0.25%            0.11%                   1.01%
Janus Aspen  Series Worldwide
Growth  Portfolio . . . . . . . . . . . . .        0.65%            0.25%            0.05%                   0.95%

Alliance Variable Products Series
Fund, Class B Shares
Alliance Premier Growth Portfolio . . . . .        1.00%            0.25%            0.04%                   1.29%

Alliance Growth and Income
     Portfolio . . . . . . . . . . . . . .         0.63%            0.25%            0.09%                   0.97%
American Century Variable
     Portfolios, Inc. (See Note 6) . . . .
American Century VP Income &
     Growth Fund . . . . . . . . . . . . .         0.70%             --              0.00%                   0.70%
American Century VP Value Fund . . .               1.00%             --              0.00%                   1.00%

Franklin Templeton Variable
     Insurance Products Trust, Class 2
     Shares (See Note 7)
Templeton Developing Markets
     Securities  Fund (see Note 8) . . . .         1.25%            0.25%            0.31%                   1.81%
Templeton Asset Strategy Fund (see
     Note 8) . . . . . . . . . . . . . . .         0.60%            0.25%            0.18%                   1.03%
Lazard Retirement Series (See
     Note 9)
Lazard Retirement Equity Portfolio . . .           0.75%            0.25%            0.25%                   1.25%
Lazard Retirement Small Cap
     Portfolio . . . . . . . . . . . . .           0.75%            0.25%            0.25%                   1.25%
The Universal Institutional Funds,
     Inc. (See Note 10)
Morgan Stanley International
Magnum  Portfolio . . . . . . . . . . .            0.29%             --              0.87%                   1.16%
Morgan Stanley Emerging Markets
     Equity Portfolio . . . . . . . . .            0.42%             --              1.37%                   1.79%



1. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 1999. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2000. The maximum shareholder services fee is 0.25%.

2. Included in other expenses of the Alger American Leveraged AllCap Portfolio is .01% of interest expense.

3. A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds, or FMR on behalf of certain funds, custodian credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, the total operating expenses presented in the table would have been .56% for Equity-Income Portfolio, .62% for Asset Manager Portfolio, and .65% for the Contrafund Portfolio. FMR agreed to reimburse a portion of the Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, other expenses and total expenses would have been .24%, .10% and .34%, respectively.

4. Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected above under "Other Expenses" and therefore are higher than the actual expenses of the series.

5. Expenses are based on the estimated expenses that the new service shares class of each portfolio expects to incur in its initial fiscal year. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

6. The funds of American Century Variable Portfolios, Inc. have a stepped fee schedule. As a result, the funds' management fees generally decrease as the funds' assets increase.

7. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

8. On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust ("VIP"). VIP shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Templeton Developing Markets Securities Fund - Management Fees 1.25%, 12b-1 fees 0.25%, Other Expenses 0.29%, and Total Annual Expenses 1.79%; Templeton Asset Strategy Fund - Management Fees 0.60%, 12b-1 fees 0.25%, Other Expenses 0.14% and Total Annual Expenses 0.99%. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.

9. Effective May 1, 1999, Lazard Asset Management, the Fund's investment adviser, has agreed to waive its fee and/or reimburse the Portfolios through December 31, 2000 to the extent total annual portfolio expenses exceed 1.25% of the Portfolio's average daily net assets. Absent such an agreement, the other expenses and total annual portfolio expenses for the year ended December 31, 1999 would have been 4.63% and 5.63% for the Lazard Retirement Equity Portfolio and 6.31% and 7.31% for the Lazard Retirement Small Cap Portfolio.

10. With respect to the Universal Institutional Funds, Inc. portfolios, the investment adviser has voluntarily waived a portion or all of the management fees and reimbursed other expenses of the portfolios to the extent total operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%, International Magnum Portfolio 1.15%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" and "Other Expenses" would have been as follows: 1.25% and 1.37%, respectively for the Emerging Markets Equity Portfolio; and 0.80% and 0.87%, respectively for the International Magnum Portfolio.



                                    PURCHASES
Premiums

The initial premium is due on the policy date. The policy date is the date coverage under the policy becomes effective. Other premiums may be required. All premiums must be sent to us at our administrative office. Before we send out the policy, the application and the premium must be in good order as determined by our administrative rules.

Your first policy year starts on the day the coverage is effective under your policy (the policy date). The twelve month period beginning on the policy date and ending the day before the same date in the next calendar year (and each succeeding twelve month period) is referred to as a policy year. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your monthly date is the same day as the policy date for each succeeding month.

Subsequent Premiums

The policies are designed to allow you to make subsequent premium payments. You can make premium payments until the policy anniversary nearest the insured's 95th birthday or until the policy anniversary nearest the younger insured's 95th birthday under a Last to Die policy. You may change the amount and frequency of premiums. We have the right to limit the amount of any increase. Each premium after the initial premium must be for at least $50. Unless specified, any payments received will be considered premiums and not loan repayments.

Application for a Policy

In order to purchase a policy, you must submit an application to us that provides information about the proposed insured(s). In some cases, we may contact you for additional information. We may request that the insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Allocation of Premium

The initial premium is due on the policy date and will be allocated to the investment options on the latest of:

o  2 business days after the policy date;
o  2  business   days  after  our  receipt  of  your  initial   premium  at  our
   administrative office; or
o  the date our underwriters approve your policy.

Additional premium payments will be credited to your policy as of the business day they are received.

Your premium is allocated to the available fixed accounts or one or more of the investment options, as selected by you. This allocation is not subject to the transfer fee provision (see "Transfer Fee"). Currently, you can select as many investment options as you wish. However, we reserve the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

You may change the allocation of future premiums by providing us with written notice. The change will be effective on the date we receive your request at our administrative office.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make a distribution to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your policy to become a Modified Endowment Contract (MEC), we will contact you prior to applying the premium to your policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

Grace Period


If the net cash value on any business day is not sufficient to cover any expense charges which are due but unpaid, a grace period of 61 days will be allowed for the payment of a sufficient premium to keep your policy in force. We will send you a notice at the start of the grace period to your last known address and to any assignee. A minimum payment of an amount equal to 2 monthly deductions must be paid during this period to prevent your policy from terminating without value. If the insured (or last insured) dies during the grace period, we will pay the death proceeds. If the lapse prevention guarantee period described below is in effect, the grace period will not apply until the beginning of the policy year following the lapse guarantee period.

Reinstatement

If your policy terminated at the end of a grace period and you have not surrendered it for its cash surrender value, you can request that we reinstate it (restore your insurance coverage). To reinstate your policy you must:

o submit a written request for reinstatement at any time within 3 years after the end of the grace period;

o submit proof of insurability satisfactory to us; o pay an amount large enough to cover the next 2 monthly deductions;

o pay any negative cash surrender value that existed at the end of the grace period; and

o    repay or reinstate any debt which existed at the end of the grace period.

The effective date of a reinstatement is the monthly date on or following the day we approve the request for reinstatement.

If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of your policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, we will not consider the period the policy was lapsed. Unless you tell us otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

Lapse Prevention Guarantee

We guarantee that your policy will not lapse during the selected lapse prevention guarantee period if throughout that period, (a) equals or exceeds (b) where:

(a) is the aggregate premium payments made less the amount of any surrenders (including applicable surrender charges) less any loan amount; and

(b) is the minimum monthly lapse prevention guarantee premium multiplied by the number of complete months since the policy date, including the current month.

Single Life Policy

         There are six lapse prevention guarantee periods you may select:

        o         5 years (the default option)
        o         10 years
        o         20 years
        o         Until you are 65
        o         Until you are 85
        o         Life Option

Last to Die Policy

         There are three lapse prevention guarantee periods you may select:
         o         5 years (the default option)
         o         20 years
         o         Life Option

Cash Value

On the policy date, the cash value in each investment option is equal to the portion of the initial premium allocated to the investment option. After the policy date the cash value equals the sum of the value in the fixed accounts and in the investment options you have selected, and the policy loan account.

The cash value reflects:

o        net premiums paid;
o        the monthly deductions;
o        the investment experience of the investment options selected;
o        any interest credited on any fixed account selected;
o any interest earned or interest charged on amounts allocated to the policy loan account; and
o        any deductions due as a result of a transfer or a partial surrender.

Cash Surrender Value and Net Cash Value

Your cash surrender value equals your cash value less the surrender charge. Your net cash value equals the cash surrender value less any debt.

While your policy is in force, you may:

o        take loans based on the net cash value;
o        make partial surrenders (after the end of the first policy year); or
o        surrender the policy for its net cash value.

Method of Determining Your Policy Account Allocated to an Investment Option

The value of your policy will go up or down depending upon the investment performance of the investment option(s) you choose and the charges and deductions made against your cash value. In order to keep track of the value of your cash value, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit. We do this by multiplying the accumulation unit value for the immediately preceding business day by a factor for the investment option for the current business day.

The factor is determined by:

o dividing the value of an investment option at the end of the current business day by the value of the investment option for the previous business day; and

o  subtracting the expense charge.

The value of an accumulation unit may go up or down from business day to business day.

When you make a premium payment, we credit your policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to the investment option by the value of the accumulation unit for that investment option. When we assess any charges we do so by deducting accumulation units from your policy. When you take a loan we reduce the number of the accumulation units in your policy and transfer the amount to the loan account.

Our business day is each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time.

                               INVESTMENT CHOICES

The policies offer investment options which invest in various funds. The following investment options listed below are currently available in connection with the policies we are offering here.

You should read this prospectus and the prospectuses for the investment options carefully before investing. Certain portfolios contained in the investment options' prospectuses may not be available under the policies offered by this prospectus.

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representations, that the results of similar funds will be comparable even though the funds have the same advisers.

An investment option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment option with a small asset base. An investment option may not experience similar performance as its assets grow.



Federated Insurance Series
Advised by Federated Investment Management Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)


The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable  Insurance  Products Fund (VIP), Initial Class and
Variable Insurance Products Fund II (VIP II),
Initial  Class
Advised by  Fidelity  Management  & Research  Company
Fidelity VIP II Asset Manager  Portfolio
Fidelity VIP II Contrafund Portfolio (seeks long-term capital appreciation) Fidelity VIP Equity-Income Portfolio Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series (seeks long-term capital growth and future income) MFS Total Return Series

Janus Aspen Series, Service Shares
Advised by Janus Capital  Corporation
Janus Aspen Series  Capital  Appreciation  Portfolio
Janus Aspen Series  Growth Portfolio
Janus Aspen Series  Balanced  Portfolio
Janus Aspen Series  Flexible Income Portfolio
Janus Aspen Series  International  Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

American Century Variable Portfolios, Inc.
Advised by American Century Investment Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund


Franklin Templeton Variable Insurance Products Trust*, Class 2 Shares Templeton Developing Markets Securities Fund (formerly, Templeton Developing Markets Fund)
Advised by Templeton Asset Management Ltd.


Templeton Asset Strategy Fund (formerly, Templeton Asset Allocation Fund) Advised by Templeton Investment Counsel, Inc.

*Effective May 1, 2000, the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.

Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc. (formerly,
Morgan Stanley Dean Witter Universal Funds,
Inc.)
Advised by Morgan Stanley Asset Management
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Shares of the investment options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options   advisors,   distributors,   and/or   affiliates  for  the
administrative services which we provide to the funds.

Substitution and Limitations on Further Investments

We may substitute one of the investment options you have selected with another investment option. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intention to do this.

Fixed Account Options

You may allocate premiums and cash values to one of our fixed account options. Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed for one policy year by us. At our discretion, we may declare an excess interest rate for this account. Fixed Account II offers various interest rates and time periods to select from. We have segregated our assets in Fixed Account II from our general account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you make a surrender from Fixed Account II before the expiration of the time period, you may be subject to an interest adjustment. The adjustment may be positive or negative. We also offer a dollar cost averaging option from our general account (see below).

Transfers


You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone or by other communication medium. If you own the policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.



Transfers are also subject to the following:

         o Currently, you can make 12 transfers every policy year without charge.
         o We will assess a $25 transfer fee for each transfer in excess of the free 12 transfers allowed per policy year. Transfers made pursuant to the dollar cost averaging option and the automatic transfer option will not be counted in determining the application of any transfer fee.
         o The minimum amount which you can transfer is $250 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the dollar cost averaging option or the automatic transfer option.
         o You may transfer up to 25% of the value of Fixed Account I from that account to any other account, subject to the $250 minimum amount of a transfer.
         o You may not make a transfer until after the end of the free look period.
         o A transfer will be effected as of the end of a business day when we receive a transfer request that contains all the information that is necessary for us to process the request.
         o We are not liable for a transfer made in accordance with your instructions.

         o Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the
                  disadvantage  of  other  owners.   A modification could be
                  applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

                  a. the requirement of a minimum time period between each transfer;
                  b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or
                  c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.
         o Transfers do not change your allocation instructions for any future premium payments.

DOLLAR COST AVERAGING

    Dollar cost averaging allows you to systematically transfer a set amount each month from a source account to any of the investment options or Fixed Account I. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging may not be available in your state.

We offer two different Dollar Cost Averaging (DCA) riders. You can have only one DCA account at a time. When you select a DCA option, we will open a dollar cost averaging account for you. If you select DCA Rider I, you must have at least $1,000 in the Federated Prime Money Fund II in order to participate in the dollar cost averaging option. The minimum amount which can be transferred each month is $100. If you select DCA Rider II, which is only available at issue, you must commit at least $5,000 to the DCA account. Your DCA account II is part of our general account assets and will be credited interest. You can select either a 6 or 12 month period when you elect DCA Rider II.

Dollar cost averaging transfers will begin on the date you request, but no sooner than 7 business days after we receive the request provided the transfers do not begin until 30 days after the effective date of your policy. All dollar cost averaging transfers are made effective the same day each month. However, this day may not be later than the 28th of each month. If the calendar day selected is not a business day, transfers are made as of the next business day.

     Dollar cost averaging will terminate when any of the following occurs:

     *  at the end of the selected month period you designate; or

     *  within 7 days of your written request to terminate these transfers.

     If your DCA option is terminated, all money remaining in the dollar cost averaging account will be transferred to the Federated Prime Money Fund II. We have the right to modify, discontinue or suspend the dollar cost averaging option. If you participate in the dollar cost averaging option, the transfers made under the program are not taken into account in determining any transfer processing fee. There is no additional charge for this option.

     Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the dollar cost averaging option through periods of fluctuating price levels.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance your cash value in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our automatic transfer option. The automatic transfer option may not be available in your state. There is no additional charge if you elect the Automatic Transfer Option.

You have the choice of rebalancing quarterly, semi-annually or annually. All transfers must take place before the 28th of the month. Allocation percentages must be in whole numbers.

If you participate in the automatic transfer option, the transfers made under the program are not taken into account in determining any transfer processing fee.

You may stop the automatic transfer option at any time by written notice. We must receive your written notice at least seven business days before the first business day in a new period. Once automatic transfer has been elected, any subsequent transfer instructions that differ from the then current instructions are treated as a request to change the automatic transfer allocation. All changes must be by written notice.

Example:

         Assume that you want your initial premium split between 2 investment options. You want 80% to be in the MFS Growth With Income Series and 20% to be in the Janus International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Growth With Income Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Growth With Income Series to bring its value back to 80% and use the money to buy more units in the Janus International Growth Portfolio to increase those holdings to 20%.

                                 DEATH BENEFIT


The amount of the death benefit depends on the total specified amount of insurance, and under some circumstances, your cash value on the date of the insured's (or last insured's) death and the death benefit option (Option 1 or Option 2) in effect at that time. The initial specified amount and the insured person or persons whose life is covered by your policy are shown on the schedule page of your policy. If you purchase the Last to Die Policy, there will be two insured persons and the death benefit proceeds will be paid as soon as we receive due proof that the death of the last insured occurred. The insured(s) are named on the schedule page of your policy. The actual amount we pay the beneficiary will be reduced by any outstanding debt and any due and unpaid charges.

The death benefit option in effect on the policy date (the date when the insured(s) life is covered under the policy) is shown on the schedule page of your policy.

Option 1. The amount of the death benefit under Option 1 is the greater of:

o        the specified amount; or
o the applicable percentage of the cash value on the date of the insured's (or last insured's) death.

Option 2. The amount of the death benefit under Option 2 is the greater of:

o the specified amount plus the cash value on the date of death of the insured (or last insured); or
o the applicable percentage of the cash value on the date of the insured's (or last insured's) death.


Death Proceeds

The death proceeds equal:

o the death benefit provided by your policy; plus o any insurance that may be provided by riders to your policy; less

o    any debt; less

o    any due and unpaid monthly deductions during the Grace Period.

We will pay the death proceeds after we receive due proof of death and any other information that we reasonably require. The death proceeds may be adjusted under certain conditions.

Change in Specified Amount

You may change the specified amount after this policy has been in force for 1 year subject to the following:

o    You must request the change in writing.

o A decrease will be applied first against prior increases, if any, on a last-in, first-out basis, then against the initial specified amount. A decrease in specified amount will not reduce the specified amount lower than $100,000. A prorata share of any applicable surrender charge may apply.

o    An increase in specified amount will require proof of  insurability.

o    Any change in the specified amount must be for at least $25,000.

If you increase the specified amount, we will deduct a $10.00 monthly specified amount increase fee for the first 12 months after the increase.

A change will be effective on the monthly date following our approval or recording of the change. We will show the effective date of any change in specified amount in a supplemental policy schedule we will send you.

Change in Death Benefit Option

You may change the death benefit option subject to the following:

o        You must request the change in writing.
o If you want to change death benefit Option 1 to Option 2, you must submit proof of insurability satisfactory to us. The specified amount will be reduced by the amount of cash value so that the death benefit is not increased as of the date of change.
o If you want to change death benefit Option 2 to Option 1, the specified amount will be increased by the amount of cash value.


    RIDERS

Additional Insurance Rider

You can elect the additional insurance rider. This rider provides that we will pay the additional insurance death benefit when we receive due written proof of the death of the insured. The additional insurance death benefit will be the additional insurance specified amount shown on the schedule page of your policy less the excess, if any, of 1 over 2 or 3, where:

1. is the cash value on the date of death times the applicable percentage of cash value shown on the schedule page of your policy;

2. is the specified amount, if death benefit option 1 is shown on the schedule page of your policy; and

3. is the specified amount plus the cash value, if death benefit option 2 is shown on the schedule page of your policy.

To help you understand how this benefit works, we have set out some examples in Appendix B.

This rider terminates when you give us written notice to terminate it; or on the policy anniversary on or after the insured's age 95; or when the policy terminates.

We require an additional premium for this rider as shown on the schedule page of your policy.

THE ADDITIONAL INSURANCE RIDER IS ONLY AVAILABLE ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.

Term Insurance on Children Rider

You can elect the term insurance on children rider pursuant to our underwriting guidelines and state laws. This rider provides that we will pay the beneficiary an amount per unit of coverage if a covered child's (as defined in the rider) death occurs while the rider is in force within a certain period as described below:

o $250 per unit if the covered child's death occurs after he/she is 14 days old and before he/she is 6 months old; or

o $1,000 per unit if the covered child's death occurs on or after he/she turns 6 months old and before the policy anniversary nearest the covered child's 22nd birthday.

You can apply for 1 to 20 units of coverage under this rider. Each unit provides a benefit amount of coverage, which depends on the age of the insured child at time of death, as described above. We charge a monthly rider charge for each unit of coverage.

If the policy terminates     because the insured dies     , existing coverage on
any child under this rider will be continued as fully paid-up insurance until the child's 22nd birthday. At age 22, conversion will be allowed as provided in the rider.

    This rider terminates when you give us written notice to terminate it and send us the policy to show the change; or on the policy anniversary on or nearest the insured's age 65; or when the policy terminates.

The cost for this rider, as shown on the schedule page of your policy, will be added to the monthly deduction.

THE TERM INSURANCE ON CHILDREN RIDER IS ONLY AVAILABLE ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.

Accelerated Benefit Rider

     You can elect the accelerated benefit rider. There is no additional charge if you elect the accelerated benefit rider. This rider provides that you may elect to receive an advance of the death benefit proceeds of the policy if the insured is terminally ill, as defined in the rider. Receipt of an accelerated death benefit may be a taxable event. You should contact your personal tax or financial adviser for specific information.

The maximum accelerated death benefit advance will be the lesser of:

(1) 75% of the policy death benefit on the day we receive the request; or

(2) $250,000 from all policies in force with us.

      If payments are made in other than a lump sum, the minimum amount of any payment will be $500. Surrender charges will not be assessed against any benefits paid under this rider.

We will charge interest on the amount of the benefit advance. Interest will accrue daily at an interest rate which is not larger than the greater of:

o    the yield of a 90-day Treasury Bill as of the latest quote on the bills;

o    the maximum adjustable loan rate allowable by law; or

o    6%.

      This rider terminates on the earliest of: the date the policy terminates; or the date you give us written notice to terminate this rider; or the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

      Death benefits, cash values, and loan values, if any, will be reduced if a benefit is paid pursuant to this rider. Also, the receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.

THE ACCELERATED BENEFIT RIDER IS ONLY AVAILABLE ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.

Accidental Death Benefit Rider

     You can elect the accidental death benefit rider. This rider provides that if the insured dies accidentally (as defined in the rider), we will pay the accidental benefit amount shown on the schedule page of your policy. The injury that caused death must occur after attained age one and before the policy anniversary on or immediately following the insured's 70th birthday.

     This rider terminates on the policy anniversary on or after the insured's age 70; or if you give us written notice to terminate it; or when the policy terminates.

THE ACCIDENTAL DEATH BENEFIT RIDER IS ONLY AVAILABLE ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.

Other Insured Term Insurance Rider

     You can elect the other insured term insurance rider. This rider provides that we will pay the other insured (unless changed, the other insured is the person named in the application for this rider) specified amount shown on the schedule page of your policy as soon as we receive proof of the other insured's death.

     Under certain conditions, you can change the other insured's specified amount at any time after this rider is one year old by written notice to us.

This rider terminates at the earliest of: the policy date on or after the other insured's 70th birthday; the date you give us written notice to terminate it; or the date the policy terminates.

     We require an additional premium for this rider as shown on your Policy Schedule.

THE OTHER INSURED TERM INSURANCE RIDER IS ONLY AVAILABLE ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.


Total Disability Waiver of Premium Rider

     You can elect the total disability waiver of premium rider. This rider provides that during a period of total disability, we will credit a premium to this policy. The amount of monthly premium to be credited will be the lesser of:

    o one-twelfth of the waiver of premium amount shown in the schedule page of your policy; or

    o the monthly average of premiums paid on this policy over the last thirty-six policy months.

Benefits will begin on the latest date when:

   o we have been notified of the onset of total disability; and o we have received due proof of total disability;

   o    total  disability has continued for six consecutive months.

         No benefits will be paid after the insured ceases to be totally disabled or after the policy has terminated.

         This rider terminates: on the first policy anniversary on or after the insured attains age 65; if you give us written notice to terminate it; or when the policy terminates.

         We require an additional premium for this rider as shown on the schedule page of your policy.

         If you elect this rider in connection with the Last to Die Policy, each insured under the policy must have his/her own rider in order to qualify.

Waiver of Monthly Deduction Rider

If you choose the waiver of monthly deduction rider, we will waive monthly deductions if an insured becomes totally disabled, as defined in the rider. The waiver will begin on the latest date when:

         o we have been notified of the onset of a total  disability;

         o we have received  due proof of total  disability;  and

         o total  disability  has continued for 6 consecutive months.

If you choose this feature, the monthly cost of this rider is shown on your policy schedule. The rider will terminate:

o    on the first policy anniversary on or after the insured 65th birthday;

o if you give us written notice to terminate it; or o when the policy terminates.

This benefit may not be available in your state and is not available in conjunction with Total Disability Waiver of Premium Rider.

If you own the Last to Die Policy, and choose the waiver of monthly deduction rider, each insured must qualify for his/her own rider.

Four Year Term Rider

     You can elect the four year term rider. This rider provides that we will pay the Four Year Term Rider death benefit shown on the schedule page of your policy if the death of the last insured to die occurs within the first four years following the policy date. This rider must be in effect at the time of the death of the last insured to die.

          This rider terminates: on the fourth policy anniversary; if you give us written notice to terminate it; or when the policy terminates.

     We require an additional premium for this rider as shown on the Policy Schedule.

     If you elect this rider in connection with the Last to Die Policy, the rider will be issued on both insureds under the policy.

THE FOUR YEAR TERM RIDER IS ONLY AVAILABLE ON THE LAST TO DIE POLICY, AND NOT ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE POLICY.


Split Policy Option Rider

     You can elect the split policy option rider. This rider provides that we will exchange the original policy without evidence of insurability for two new policies, one on the life of each of the insureds. The exchange is subject to the terms of the rider and rules with regard to insurable interest. There are certain specified conditions which must be met in order for the policy to be exchanged, as well as certain terms which will apply to the new policy.

     We will allow an exchange of the policy if:

o A final decree of divorce is issued terminating a marriage of the two insureds to each other; or

o There is a change in the federal estate tax law which results in either:

      (a) an end to the unlimited marital deduction available to the insureds if they were to die; or

      (b)    a 50% or more reduction in the maximum federal estate tax rate.

     The exercise of this option, to split the policy, may under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

     This rider terminates on the earliest of: the date of death of either insured; the date the original policy is exchanged under the terms of this rider; the date the policy terminates; and the monthly date following receipt by us of your written notice canceling this rider.

     We require an additional premium for this rider as shown on the schedule page of your policy.

     If you elect this rider in connection with the Last to Die Policy, the rider will be issued on both insureds under the policy.

THE SPLIT POLICY OPTION RIDER IS ONLY AVAILABLE ON THE LAST TO DIE POLICY, AND NOT ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE POLICY.


YOU SHOULD READ THE RIDERS CAREFULLY FOR THE TERMS AND CONDITIONS OF EACH SPECIFIC RIDER.

Settlements

When your policy becomes a claim because of the death of the insured (or last insured to die ), settlement will be made upon due proof of death. If the proceeds are not paid within 30 days of receipt of due proof of death, the payment will include interest at the legal rate from the date of death of the insured (or last insured) until the date the claim is paid.

Proceeds may be paid in a lump sum, or under any other mutually agreed upon payment option.

                                      TAXES

Note: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes under the section "More Information."

Life Insurance in General

Life insurance, such as this policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured (or last insured). However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the owner, will not be taxed on increases in the value of your policy until a distribution occurs either as a surrender or as a loan. However, if your policy is a MEC, any loans or surrenders from the policy will be treated as first coming from earnings which are included in income and then from your investment in the policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1)       paid on or after the taxpayer reaches age 59 1/2;

2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as indebtedness under the policy and not as a taxable distribution. See "Federal Tax Status" in the section "More Information" for more details including an explanation of whether your policy is a MEC.

Diversification

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the investment options are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment options. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select investment options, to make
transfers  among  the      investment  options       or the  number  and type of
investment options owners may select from without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the investment options. Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

                              ACCESS TO YOUR MONEY
Policy Loans

You may obtain a loan at any time while your policy is in force. Your request for a loan must be in writing. The amount of the loan and all existing loans may not be more than 90% of the net cash value as of the date of the loan. The amount of the loan may not be less than $500. A loan will only be made upon the proper assignment of your policy to us with the policy as the sole security for the loan.

When you take a policy loan, we will transfer an amount equal to the policy loan from the investment option(s) or Fixed Account I to the policy loan account. Unless you state otherwise, transfers from the investment options to the policy loan account will be on a pro-rata basis as of the loan date. The amount transferred from each investment option and the fixed account will equal the ratio of the values each bears to the total unloaned cash value multiplied by the amount of the loan. If you do not have a sufficient amount in the investment option(s), we will transfer any remaining amount from Fixed Account
I. We will also transfer any loan interest that becomes due and unpaid in the same manner. Amounts transferred to the policy loan account will earn interest daily from the date of transfer. Policy loans may also have federal tax consequences (see "Federal Tax Status").

Effect of a Loan

Policy loans will have a permanent effect on any death benefit and cash surrender value of your policy. The effect may be favorable or unfavorable. If loans are not repaid, the debt will reduce the amount of any death proceeds. Loans have a permanent effect on the policy because the amount transferred to the policy loan account will not share in the investment results of the investment options while the loan is outstanding. If the policy loan account earnings rate is less than the performance of the selected investment options and/or Fixed Account I, the values and benefits under the policy will be reduced (and the policy may even terminate) as a result of the loan.

Loan Interest

The loan interest rate charged is currently 8%. The loan interest credited to your policy is currently 6%. Interest is charged daily and is payable at the end of each policy year. Unpaid interest will be added to the existing debt as of the due date and will be charged interest at the same rate as the rest of the loan.

We will credit a higher effective annual interest rate in the following circumstances:

o for amounts borrowed up to an amount equal to cash value less the aggregate premium payments made to date (preferred loans); and
o for all loans against policies that are in the 11th policy year or later.


Preferred loans include the amount of any outstanding policy loan transferred in a tax-free exchange.

Repaying Policy Debt

The debt, or any part, may be repaid at any time as long as the policy is in force. Any debt outstanding will be deducted before any benefit proceeds are paid. When you repay part or all of the loan, we will transfer an amount equal to the amount you repay from the policy loan account to an investment option or to any fixed account.

If a policy loan is outstanding, any payments received will be considered premiums and not loan repayments unless otherwise specified. If total debt equals or exceeds the cash value less the surrender charge, your policy will terminate without value. A termination of the policy with a loan outstanding may have federal income tax consequences (see "More Information - Federal Tax Status").

Partial Surrenders

You may make a partial surrender at any time after the first policy year by written notice.

When you make a partial surrender, we will reduce the cash value by the partial surrender amount and any surrender charges. We will require that any partial surrender amounts be first deducted from the cash value in the investment options proportionately among all accounts unless the owner specifically requests otherwise. We will also reduce the specified amount. The reduction in specified amount will be a dollar for dollar reduction in cash value due to the partial surrender.

The minimum partial surrender amount is currently $500. We may assess a surrender charge on the amount surrendered. See "Surrender Charges" above.

Partial surrenders will be allowed only if the policy continues to qualify as a contract of life insurance under the Code. We will also limit the maximum amount of all partial surrenders you can make in a policy year to the greater of:

o        10% of the total premium payments; or
o        cash value less total premiums paid less any policy debt.

Full Surrenders

You may completely surrender your policy and receive the net cash value at any time while the policy is in force. If you make a full surrender, we may require that you return your policy.

The date of surrender will be the date we receive your written request. The net cash value will be determined as of the end of the business day during which your written request is received. All coverage will end on the date of surrender.

Partial and full surrenders may have federal tax consequences (see "Federal Tax Status").

For your protection, a request for surrender, policy loan, or a change in ownership must be by written notice. We may require the signature to be guaranteed by a member firm of the New York, Boston, Midwest, Philadelphia, or Pacific Stock Exchanges or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, we may require additional documentation of a customary nature.


                                OTHER INFORMATION
The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Life Separate Account (Variable Account), to hold the assets that underlie the policies. Our Board of Directors adopted a resolution to establish the Variable Account under Illinois insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to modify the structure or operation of the Variable Account. However, we guarantee that a modification will not affect the value of your policy.

Distributor

The policy is sold by licensed insurance agents, where the policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

CNA  Investor  Services,  Inc.  ("CNA/ISI")  serves as the  distributor  for the
policies.   CNA/ISI  is  located  at  CNA  Plaza,   Chicago,   Illinois   60685.
Broker-dealers will be paid commissions on the sale of the policies.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2)   trading on the New York Stock Exchange is restricted;

3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have the right to defer payment of any surrender or transfer of any fixed account value for not more than 6 months from the date we receive your written notice, unless otherwise provided by your state.

Ownership

Owner. You, as the owner of the policy or certificate, have all of the rights under the policy while the insured (or last insured) is living. Your rights in the policy belong to your estate if you die before the insured (or last insured) dies and there is no joint owner or contingent owner.

Joint Owner. The policy can be owned by joint owners. Joint owners have equal ownership rights. Authorization of both joint owners is required for all policy changes except for transfers and allocations.

Contingent Owner. The contingent owner, if any, is named in the application, unless changed. You may name a contingent owner at any time while the insured is living by providing us with written notice. Once recorded, the designation will be effective as of the date the written notice was signed. Such change will not affect any payment we make or action we take before it was recorded.

The contingent owner, if any, will become the owner if the named owner dies before the date of the insured's (or last insured's) death. If there are joint owners, the contingent owner will become the owner if both named joint owners die before the insured (or last insured).

Beneficiary. The beneficiary is the person or entity you name to receive any death proceeds. The primary beneficiary is the person who will be paid death proceeds when the insured (or last insured) dies. The contingent beneficiary, if any, will become the beneficiary if no primary beneficiary is living on the date of the insured's (or last insured's) death. More than one primary and contingent beneficiary can be named. If there is more than one primary beneficiary alive when the insured (or last insured) dies, we will pay the primary beneficiaries in equal shares unless you provide otherwise.

The primary beneficiary and contingent beneficiary on the policy date are named in the application. While the insured is alive, you may change any beneficiary. Any change must be by written notice. Once recorded, the change will take effect as of the date you signed it. Such change will not affect any payment we make or action we take before it was recorded. An irrevocable beneficiary must consent in writing to any change in beneficiary.

If any beneficiary dies before the insured (or last insured), that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured (or last insured), or within 30 days of the insured (or last insured), that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interest of all designated beneficiaries has ended when the insured (or last insured) dies, we will pay the death benefit to you, or your estate if you are not living.

Proceeds payable to a beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment

You can assign any or all rights under your policy while the insured (or last insured) is living. Assignment of all rights is a change of ownership. An irrevocable beneficiary must consent in writing to any assignment. We are not responsible for the sufficiency or validity of any assignment. An assignment will not affect any payments or actions we have taken before we received notice of the assignment.

An assignment may be a taxable event. You should consult a tax adviser if you wish to assign the policy.

                                MORE INFORMATION

Executive Officers and Directors

The name, age, positions and office, term as director, and business experience during the past five years for VFL's directors executive offices are listed in the following table:

                                                  Officers of VFL

                                                  Position(s)
                                                     Held                       Principal Occupation(s)
         Name and Address              Age         With VFL                      During Past Five Years
----------------------------------- ---------- ----------------- ------------------------------------------------------
Bernard L. Hengesbaugh....              52     Director,         Chairman of the Board and Chief Executive
CNA Plaza                                      Chairman of       Officer of CNA since February, 1999.  Prior
Chicago, IL 60685                              the Board         thereto, Mr. Hengesbaugh was Executive Vice
                                               and Chief         President and Chief Operating Officer of CNA
                                               Executive         since February, 1998.  Prior thereto, Mr.
                                               Officer           Hengesbaugh was Senior Vice President of CNA
                                                                 since November, 1990.  Mr. Hengesbaugh has
                                                                 served as a Director of VFL since February, 1999.

Jonathan D. Kantor . . . . . . . . .    43     Senior Vice       Senior Vice President, Secretary and General
CNA Plaza                                      President,        Counsel of CNA since April, 1997.  Group Vice
Chicago, IL 60685                              Secretary,        President of CNA General since April, 1994.  Prior
                                               General           thereto, Mr. Kantor was a partner at the law firm
                                               Counsel and       of Shea & Gould.* Mr. Kantor has served as a
                                               Director          Director of VFL Since April, 1997.

Robert V. Deutsch . . . . . . . . .     39     Senior Vice       Senior Vice President, Chief Financial Officer, and
CNA Plaza                                      President,        Director since August 16, 1998.  Prior thereto,
Chicago, IL 60685                              Chief             Officer for Executive Risk, Inc.
                                               Financial
                                               Officer,
                                               Director

Thomas Pontarelli . . . . . . . . .     51     Senior Vice       Senior Vice President, Human Resources since
CNA Plaza                                      President,        April, 2000.  Prior thereto, Group Vice President,
Chicago, IL 60685                              Director          Human Resources.  From May 1974 to December,
                                                                 1997, series of positions the position of
                                                                 Chairman,   culminating  in CEO and  President of Washington
                                                                 National Insurance Company.


Donald P. Lofe, Jr. . . . . . . . . .   42     Group Vice        Group Vice President, Corporate Finance
CNA Plaza                                      President,        Department since October, 1998.  Prior thereto,
Chicago, IL 60685                              Director          partner-in-charge of PricewaterhouseCoopers LLP.


Thomas F. Taylor. . . . . . . . . .     49     Executive         Executive Vice President of CNA since 1992.
CNA Plaza                                      Vice              Director since October 1999.
Chicago, IL 60685                              President,
                                               Director
-----------------------------------
*        Shea & Gould declared bankruptcy in 1995.

Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of Valley Forge. Executive officers serve at the discretion of the Board of Directors.

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We will do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if such disapproval:

o is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

o the change would not be consistent with the investment objectives of the portfolios; or

o which varies from the general quality and nature of investments and investment
techniques  used  by  other  portfolios  with  similar   investment   objectives
underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest your policy after it has been in force during the lifetime of the insured (each insured under the Last to Die Policy) for two years from the policy date; nor can we contest any increased benefit or reinstatement after it has been in force, while the insured (or last insured) is alive, for two years after the effective date of such increase or reinstatement.

We cannot contest this policy, any reinstatement or any increase in benefits after the effective date of the policy, reinstatement, or increase in benefits unless:

o an answer in the application for the policy, reinstatement or increase in benefits was not true or complete; and

o if we had known the truth, we would not have issued or reinstated the policy as we did or increased the benefits.

Any statement made by the insured(s) will not be used in any contest unless a copy is furnished to the beneficiary.

Federal Tax Status

Note: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg.Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if:

(i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

(ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

(iii)no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

(iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Variable Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the net cash value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local, estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each owner or beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each policy.

If the policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which are attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which ares part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy.

Any loans from a policy which is not classified as a MEC, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any policy.

Tax Treatment of Settlement Options. Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your policy.

Qualified Plans. The policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

At least once every policy year, we will send you a report showing current cash values and other information required by laws and regulations. We will mail this report to you at your last known address.

Legal Proceedings

There are no legal proceedings to which the Variable Account or the Distributor is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

Experts

The financial statements for Valley Forge Life Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus, which is part of this registration
statement,  have been  audited by      Deloitte & Touche LLP,        independent
auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for each of the subaccounts that comprise the Valley Forge Life Insurance Company Variable Life Separate Account as of and for the year ended December 31, 1999 (for the two years ended December 31, 1999 with respect to the statements of changes in net assets) included in this Prospectus which is part of this registration statement, and have been audited by
Deloitte & Touche LLP,        independent  auditors,  as stated in their  report
appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Actuarial   matters   included  in  this   prospectus   have  been  examined  by
    Rodney E. Rishel, Jr., FSA, MAAA      whose  opinion  is filed as an
exhibit  to the  registration statement.

Financial Statements

The financial statements of Valley Forge Life Insurance Company included herein should be considered only as bearing upon our ability to meet our obligations under the policies.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                                  (UNAUDITED)

                                                                      FEDERATED
                                              FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                PRIME     FEDERATED    INCOME      EQUITY-      ASSET      FIDELITY     FIDELITY
                                                MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500    CONTRAFUND
             SEPTEMBER 30, 2000                FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
             ------------------               ---------   ---------   ---------   ---------   ---------   ---------    ----------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)      $768,399    $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                              --------    --------    --------    --------    --------    ----------   ----------
      TOTAL ASSETS                             768,399     134,294     126,667     619,356     280,141     2,681,104    1,540,946
                                              --------    --------    --------    --------    --------    ----------   ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                      --          --          --          --          --            --           --
                                              --------    --------    --------    --------    --------    ----------   ----------
      TOTAL LIABILITIES                             --          --          --          --          --            --           --
                                              --------    --------    --------    --------    --------    ----------   ----------
NET ASSETS                                    $768,399    $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                              ========    ========    ========    ========    ========    ==========   ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                        $771,793    $142,090    $150,335    $692,162    $293,141    $2,597,832   $1,643,245
                                              ========    ========    ========    ========    ========    ==========   ==========

                                                                                                                          JANUS
                                                        JANUS                                 JANUS                       ASPEN
                                          VAN ECK       ASPEN         JANUS       JANUS       ASPEN      JANUS ASPEN      WORLD
                                          EMERGING     CAPITAL        ASPEN       ASPEN     FLEXIBLE    INTERNATIONAL     WIDE
                                          MARKETS    APPRECIATION    GROWTH     BALANCED     INCOME        GROWTH        GROWTH
           SEPTEMBER 30, 2000               FUND      PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO
           ------------------             --------   ------------   ---------   ---------   ---------   -------------   ---------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)  $133,702     $584,939     $484,591    $141,397     $24,377      $302,121      $378,007
                                          --------     --------     --------    --------     -------      --------      --------
      TOTAL ASSETS                         133,702      584,939      484,591     141,397      24,377       302,121       378,007
                                          --------     --------     --------    --------     -------      --------      --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                  --           --           --          --          --            --            --
                                          --------     --------     --------    --------     -------      --------      --------
      TOTAL LIABILITIES                         --           --           --          --          --            --            --
                                          --------     --------     --------    --------     -------      --------      --------
NET ASSETS                                $133,702     $584,939     $484,591    $141,397     $24,377      $302,121      $378,007
                                          ========     ========     ========    ========     =======      ========      ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                    $110,073     $514,701     $463,604    $146,322     $24,290      $327,193      $385,572
                                          ========     ========     ========    ========     =======      ========      ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                                  (UNAUDITED)

                                              ALGER                       ALGER        ALGER                               MFS
                                             AMERICAN        ALGER       AMERICAN    AMERICAN       MFS                   GROWTH
                                              SMALL         AMERICAN      MIDCAP     LEVERAGED    EMERGING      MFS        WITH
                                          CAPITALIZATION     GROWTH       GROWTH      ALLCAP       GROWTH     RESEARCH    INCOME
           SEPTEMBER 30, 2000               PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO     SERIES      SERIES     SERIES
           ------------------             --------------   ---------    ---------    ---------    --------    --------    ------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078   $511,026
                                             --------      ----------   ----------    -------    ----------   --------   --------
      TOTAL ASSETS                            676,494       2,064,532    1,098,584     12,784     1,358,609    625,078    511,026
                                             --------      ----------   ----------    -------    ----------   --------   --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                     --              --           --         --            --         --         --
                                             --------      ----------   ----------    -------    ----------   --------   --------
      TOTAL LIABILITIES                            --              --           --         --            --         --         --
                                             --------      ----------   ----------    -------    ----------   --------   --------
NET ASSETS                                   $676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078   $511,026
                                             ========      ==========   ==========    =======    ==========   ========   ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $757,855      $1,779,688   $  808,475    $13,363    $1,239,871   $453,060   $443,001
                                             ========      ==========   ==========    =======    ==========   ========   ========

                                                                    FIRST EAGLE    VAN ECK                ALLIANCE
                                               MFS                     SOGEN      WORLDWIDE   ALLIANCE     GROWTH      AMERICAN
                                             LIMITED    MFS TOTAL    OVERSEAS       HARD       PREMIER       AND        CENTURY
                                             MATURITY    RETURN      VARIABLE      ASSETS      GROWTH      INCOME      INCOME &
            SEPTEMBER 30, 2000                SERIES     SERIES        FUND         FUND      PORTFOLIO   PORTFOLIO   GROWTH FUND
            ------------------               --------   ---------   -----------   ---------   ---------   ---------   -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $62,474    $425,150     $346,677      $30,295     $48,121     $11,228       $ --
                                             -------    --------     --------      -------     -------     -------       ----
      TOTAL ASSETS                            62,474     425,150      346,677       30,295      48,121      11,228         --
                                             -------    --------     --------      -------     -------     -------       ----
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                    --          --           --           --          --          --         --
                                             -------    --------     --------      -------     -------     -------       ----
      TOTAL LIABILITIES                           --          --           --           --          --          --         --
                                             -------    --------     --------      -------     -------     -------       ----
NET ASSETS                                   $62,474    $425,150     $346,677      $30,295     $48,121     $11,228       $ --
                                             =======    ========     ========      =======     =======     =======       ====
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $65,568    $418,725     $284,431      $24,733     $53,887     $11,248       $ --
                                             =======    ========     ========      =======     =======     =======       ====

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                                  (UNAUDITED)

                                                                                                                         MORGAN
                                                     TEMPLETON                                             MORGAN        STANLEY
                                                     DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY      EMERGING
                                         AMERICAN     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL    MARKETS
                                         CENTURY     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM        EQUITY
          SEPTEMBER 30, 2000            VALUE FUND      FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     PORTFOLIO
          ------------------            ----------   ----------   ---------   ----------   ----------   -------------   ---------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                                 $ --         $ 17        $ --         $ --        $1,234         $ 63         $3,451
                                           ----         ----        ----         ----        ------         ----         ------
      TOTAL ASSETS                           --           17          --           --         1,234           63          3,451
                                           ----         ----        ----         ----        ------         ----         ------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                               --           --          --           --            --           --             --
                                           ----         ----        ----         ----        ------         ----         ------
      TOTAL LIABILITIES                      --           --          --           --            --           --             --
                                           ----         ----        ----         ----        ------         ----         ------
NET ASSETS                                 $ --         $ 17        $ --         $ --        $1,234         $ 63         $3,451
                                           ====         ====        ====         ====        ======         ====         ======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                     $ --         $ 32        $ --         $ --        $1,234         $ 66         $3,974
                                           ====         ====        ====         ====        ======         ====         ======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                       FEDERATED
                                               FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                 PRIME     FEDERATED    INCOME      EQUITY-      ASSET     FIDELITY     FIDELITY
FOR THE NINE MONTH PERIOD                        MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500   CONTRAFUND
ENDED SEPTEMBER 30, 2000                        FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO
-------------------------                      ---------   ---------   ---------   ---------   ---------   ---------   ----------
Investment income:
  Dividend income                              $ 22,178    $  5,913    $  9,300    $ 47,764    $ 28,101    $  28,974    $149,840
                                               --------    --------    --------    --------    --------    ---------    --------
                                                 22,178       5,913       9,300      47,764      28,101       28,974     149,840
                                               --------    --------    --------    --------    --------    ---------    --------
Expenses:
  Mortality and expense risk charges              6,213         854         720       4,116       1,837       14,808       8,635
  Policy fees/Cost of insurance                  67,220      11,099       9,965      45,294      18,890      147,914      88,260
                                               --------    --------    --------    --------    --------    ---------    --------
                                                 73,433      11,953      10,685      49,410      20,727      162,722      96,895
                                               --------    --------    --------    --------    --------    ---------    --------
  NET INVESTMENT INCOME (LOSS)                  (51,255)     (6,040)     (1,385)     (1,646)      7,374     (133,748)     52,945
                                               --------    --------    --------    --------    --------    ---------    --------
Investment gains and (losses):
  Net realized gains (losses)                        --        (600)     (1,797)     (2,945)     (1,471)      61,879      (1,204)
  Net unrealized gains (losses)                  (3,394)     (8,187)    (21,387)    (64,502)    (31,583)     142,854     438,721
                                               --------    --------    --------    --------    --------    ---------    --------
NET REALIZED AND UNREALIZED INVESTMENT GAINS
  (LOSSES)                                       (3,394)     (8,787)    (23,184)    (67,447)    (33,054)     204,733     437,517
                                               --------    --------    --------    --------    --------    ---------    --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $(54,649)   $(14,827)   $(24,569)   $(69,093)   $(25,680)   $  70,985    $490,462
                                               ========    ========    ========    ========    ========    =========    ========

                                  VAN ECK
                                 WORLDWIDE   JANUS ASPEN                                JANUS ASPEN    JANUS ASPEN    JANUS ASPEN
                                 EMERGING      CAPITAL      JANUS ASPEN   JANUS ASPEN    FLEXIBLE     INTERNATIONAL    WORLDWIDE
FOR THE NINE MONTH PERIOD         MARKETS    APPRECIATION     GROWTH       BALANCED       INCOME         GROWTH         GROWTH
ENDED SEPTEMBER 30, 2000           FUND       PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO
-------------------------        ---------   ------------   -----------   -----------   -----------   -------------   -----------
Investment income:
  Dividend income                 $    --      $  3,163       $27,945       $12,511        $  86        $ 15,487       $ 24,887
                                  -------      --------       -------       -------        -----        --------       --------
                                       --         3,163        27,945        12,511           86          15,487         24,887
                                  -------      --------       -------       -------        -----        --------       --------
Expenses:
  Mortality and expense risk
    charges                           640         2,728         2,154           623           23           1,611          1,738
  Policy fees/Cost of insurance     7,661        31,673        22,415         6,546          684          14,522         19,038
                                  -------      --------       -------       -------        -----        --------       --------
                                    8,301        34,401        24,569         7,169          707          16,133         20,776
                                  -------      --------       -------       -------        -----        --------       --------
  NET INVESTMENT INCOME (LOSS)     (8,301)      (31,238)        3,376         5,342         (621)           (646)         4,111
                                  -------      --------       -------       -------        -----        --------       --------
Investment gains and (losses):
  Net realized gains (losses)       7,849        48,954        15,531        (3,102)         (54)          7,111         19,129
  Net unrealized gains (losses)    (1,345)       30,979         4,674        (5,966)          86         (29,942)       (25,360)
                                  -------      --------       -------       -------        -----        --------       --------
  NET REALIZED AND UNREALIZED
    INVESTMENT GAINS (LOSSES)       6,504        79,933        20,205        (9,068)          32         (22,831)        (6,231)
                                  -------      --------       -------       -------        -----        --------       --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS                      $(1,797)     $ 48,695       $23,581       $(3,726)       $(589)       $(23,477)      $ (2,120)
                                  =======      ========       =======       =======        =====        ========       ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                                  (UNAUDITED)

                                                 ALGER                      ALGER       ALGER                              MFS
                                                AMERICAN        ALGER     AMERICAN    AMERICAN       MFS                  GROWTH
                                                 SMALL        AMERICAN     MIDCAP     LEVERAGED   EMERGING      MFS        WITH
         FOR THE NINE MONTH PERIOD           CAPITALIZATION    GROWTH      GROWTH      ALLCAP      GROWTH     RESEARCH    INCOME
         ENDED SEPTEMBER 30, 2000              PORTFOLIO      PORTFOLIO   PORTFOLIO   PORTFOLIO    SERIES      SERIES     SERIES
         -------------------------           --------------   ---------   ---------   ---------   --------    --------    ------
Investment income:
  Dividend income                              $ 155,559      $199,050    $ 71,634     $    --    $  58,635   $    167   $  5,693
                                               ---------      --------    --------     -------    ---------   --------   --------
                                                 155,559       199,050      71,634          --       58,635        167      5,693
                                               ---------      --------    --------     -------    ---------   --------   --------
Expenses:
  Mortality and expense risk charges               3,027        10,501       4,257          11        7,826      3,192      3,077
  Policy fees/Cost of insurance                   28,764       114,084      37,765         309       77,127     35,569     36,969
                                               ---------      --------    --------     -------    ---------   --------   --------
                                                  31,791       124,585      42,022         320       84,953     38,761     40,046
                                               ---------      --------    --------     -------    ---------   --------   --------
NET INVESTMENT INCOME (LOSS)                     123,768        74,465      29,612        (320)     (26,318)   (38,594)   (34,353)
                                               ---------      --------    --------     -------    ---------   --------   --------
Investment gains and (losses):
Net realized gains (losses)                        4,953        18,573      19,530          (2)      41,486     28,019     16,489
Net unrealized gains (losses)                   (119,065)      154,134     223,940        (579)    (110,468)    94,287     30,505
                                               ---------      --------    --------     -------    ---------   --------   --------
NET REALIZED AND UNREALIZED INVESTMENT
  GAINS (LOSSES)                                (114,112)      172,707     243,470        (581)     (68,982)   122,306     46,994
                                               ---------      --------    --------     -------    ---------   --------   --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $   9,656      $247,172    $273,082     $  (901)   $ (95,300)  $ 83,712   $ 12,641
                                               =========      ========    ========     =======    =========   ========   ========

                                                                           FIRST        VAN
                                                                           EAGLE        ECK                  ALLIANCE    AMERICAN
                                                       MFS        MFS      SOGEN     WORLDWIDE   ALLIANCE     GROWTH     CENTURY
                                                     LIMITED     TOTAL    OVERSEAS     HARD       PREMIER       AND       INCOME
             FOR THE NINE MONTH PERIOD               MATURITY   RETURN    VARIABLE    ASSETS      GROWTH      INCOME     & GROWTH
             ENDED SEPTEMBER 30, 2000                 SERIES    SERIES      FUND       FUND      PORTFOLIO   PORTFOLIO     FUND
             -------------------------               --------   ------    --------   ---------   ---------   ---------   --------
Investment income:
  Dividend income                                    $    --    $18,266   $     --    $   259     $ 1,414      $  --        $--
                                                     -------    -------   --------    -------     -------      -----        --
                                                          --     18,266         --        259       1,414         --        --
                                                     -------    -------   --------    -------     -------      -----        --
Expenses:
  Mortality and expense risk charges                     464      2,546      1,970        179         101          4        --
  Policy fees/Cost of insurance                        6,207     25,546     22,703      2,177       1,027        109        --
                                                     -------    -------   --------    -------     -------      -----        --
                                                       6,671     28,092     24,673      2,356       1,128        113        --
                                                     -------    -------   --------    -------     -------      -----        --
NET INVESTMENT INCOME (LOSS)                          (6,671)    (9,826)   (24,673)    (2,097)        286       (113)       --
                                                     -------    -------   --------    -------     -------      -----        --
Investment gains and (losses):
  Net realized gains (losses)                         (1,047)      (255)    24,722      1,020         (39)         1        --
  Net unrealized gains (losses)                         (952)    27,533     19,614      4,536      (5,766)       (21)       --
                                                     -------    -------   --------    -------     -------      -----        --
NET REALIZED AND UNREALIZED INVESTMENT GAINS
  (LOSSES)                                            (1,999)    27,278     44,336      5,556      (5,805)       (20)       --
                                                     -------    -------   --------    -------     -------      -----        --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $(8,670)   $17,452   $ 19,663    $ 3,459     $(5,519)     $(133)       $--
                                                     =======    =======   ========    =======     =======      =====        ==

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                                  (UNAUDITED)

                                                                                                                         MORGAN
                                                     TEMPLETON                                             MORGAN        STANLEY
                                          AMERICAN   DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY      EMERGING
                                          CENTURY     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL    MARKETS
       FOR THE NINE MONTH PERIOD           VALUE     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM        EQUITY
        ENDED SEPTEMBER 30, 2000            FUND        FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     PORTFOLIO
       -------------------------          --------   ----------   ---------   ----------   ----------   -------------   ---------
Investment income:
  Dividend income                           $ --       $  --        $ --         $ --         $ --          $ --          $  20
                                            ----       -----        ----         ----         ----          ----          -----
                                              --          --          --           --           --            --             20
                                            ----       -----        ----         ----         ----          ----          -----
Expenses:
  Mortality and expense risk charges          --          --          --           --            1            --              5
  Policy fees/Cost of insurance               --          14          --           --           22            24            113
                                            ----       -----        ----         ----         ----          ----          -----
                                              --          14          --           --           23            24            118
                                            ----       -----        ----         ----         ----          ----          -----
  NET INVESTMENT INCOME (LOSS)                --         (14)         --           --          (23)          (24)           (98)
                                            ----       -----        ----         ----         ----          ----          -----
Investment gains and (losses):
  Net realized gains (losses)                 --         (12)         --           --           --            (1)            (5)
  Net unrealized gains (losses)               --          (3)         --           --           --            (3)          (535)
                                            ----       -----        ----         ----         ----          ----          -----
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                            --         (15)         --           --           --            (4)          (540)
                                            ----       -----        ----         ----         ----          ----          -----
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                 $ --       $ (29)       $ --         $ --         $(23)         $(28)         $(638)
                                            ====       =====        ====         ====         ====          ====          =====

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS
                                  (UNAUDITED)

                                                                      FEDERATED
                                             FEDERATED                  HIGH      FIDELITY    FIDELITY
                                               PRIME      FEDERATED    INCOME      EQUITY-      ASSET      FIDELITY     FIDELITY
        FOR THE NINE MONTH PERIOD              MONEY       UTILITY      BOND       INCOME      MANAGER    INDEX 500    CONTRAFUND
         ENDED SEPTEMBER 30, 2000             FUND II      FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
        -------------------------            ---------    ---------   ---------   ---------   ---------   ---------    ----------
From operations:
  Net investment income (loss)              $   (51,255)  $ (6,040)   $ (1,385)   $ (1,646)   $  7,374    $ (133,748)  $   52,945
  Net realized and unrealized investment
    gains (losses)                               (3,394)    (8,787)    (23,184)    (67,447)    (33,054)      204,733      437,517
                                            -----------   --------    --------    --------    --------    ----------   ----------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                    (54,649)   (14,827)    (24,569)    (69,093)    (25,680)       70,985      490,462
                                            -----------   --------    --------    --------    --------    ----------   ----------
From capital transactions:
  Net premiums/deposits                       1,482,364     37,043      47,348     151,847      40,169        97,622      408,879
  Surrenders and withdrawals                    (40,122)    (3,370)       (364)     (6,409)     (2,383)      (22,063)     (16,419)
  Transfers in (out of) subaccounts,
    net -- Note 1                            (1,930,166)    (7,396)     (3,060)    (72,465)      2,025       714,910      118,288
                                            -----------   --------    --------    --------    --------    ----------   ----------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                         (487,924)    26,277      43,924      72,973      39,811       790,469      510,748
                                            -----------   --------    --------    --------    --------    ----------   ----------
Increase in net assets                         (542,573)    11,450      19,355       3,880      14,131       861,454    1,001,210
Net assets at beginning of period             1,310,972    122,844     107,312     615,476     266,010     1,819,650      539,736
                                            -----------   --------    --------    --------    --------    ----------   ----------
NET ASSETS AT END OF PERIOD                 $   768,399   $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                            ===========   ========    ========    ========    ========    ==========   ==========
NET ASSET VALUE PER UNIT AT END OF PERIOD   $      1.00   $  13.58    $   9.10    $  24.54    $  16.64    $   162.22   $    25.41
                                            ===========   ========    ========    ========    ========    ==========   ==========
UNITS OUTSTANDING AT END OF PERIOD              768,399      9,889      13,919      25,239      16,835        16,528       60,643
                                            ===========   ========    ========    ========    ========    ==========   ==========

                                          VAN ECK                                             JANUS                       JANUS
                                         WORLDWIDE   JANUS ASPEN      JANUS       JANUS       ASPEN      JANUS ASPEN      ASPEN
                                         EMERGING      CAPITAL        ASPEN       ASPEN     FLEXIBLE    INTERNATIONAL   WORLDWIDE
       FOR THE NINE MONTH PERIOD          MARKETS    APPRECIATION    GROWTH     BALANCED     INCOME        GROWTH        GROWTH
       ENDED SEPTEMBER 30, 2000            FUND       PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO
       -------------------------         ---------   ------------   ---------   ---------   ---------   -------------   ---------
From operations:
  Net investment income (loss)           $  (8,301)  $   (31,238)   $   3,376   $   5,342   $    (621)  $       (646)   $   4,111
  Net realized and unrealized
    investment gains (losses)                6,504        79,933       20,205      (9,068)         32        (22,831)      (6,231)
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                (1,797)       48,695       23,581      (3,726)       (589)       (23,477)      (2,120)
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
From capital transactions:
  Net premiums/deposits                     36,201       128,439      155,783      46,996       2,733        195,571      111,195
  Surrenders and withdrawals                  (744)         (672)      (7,434)         --        (237)        (5,927)        (197)
  Transfers in (out of) subaccounts,
    net -- Note 1                           14,234       176,823      193,810      85,985      22,254        104,564      174,133
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                      49,691       304,590      342,159     132,981      24,750        294,208      285,131
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
Increase in net assets                      47,894       353,285      365,740     129,255      24,161        270,731      283,011
Net assets at beginning of period           85,808       231,654      118,851      12,142         216         31,390       94,996
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
NET ASSETS AT END OF PERIOD              $ 133,702   $   584,939    $ 484,591   $ 141,397   $  24,377   $    302,121    $ 378,007
                                         =========   ============   =========   =========   =========   =============   =========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                 $   10.78   $     32.61    $   31.93   $   25.13   $   11.32   $      35.58    $   42.46
                                         =========   ============   =========   =========   =========   =============   =========
UNITS OUTSTANDING AT END OF PERIOD          12,403        17,937       15,177       5,627       2,153          8,491        8,903
                                         =========   ============   =========   =========   =========   =============   =========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                                  (UNAUDITED)

                                         ALGER                       ALGER        ALGER
                                        AMERICAN        ALGER       AMERICAN    AMERICAN       MFS
                                         SMALL         AMERICAN      MIDCAP     LEVERAGED    EMERGING      MFS       MFS GROWTH
FOR THE NINE MONTH PERIOD            CAPITALIZATION     GROWTH       GROWTH      ALLCAP       GROWTH     RESEARCH    WITH INCOME
ENDED SEPTEMBER 30, 2000               PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO     SERIES      SERIES       SERIES
-------------------------            --------------   ---------    ---------    ---------    --------    --------    -----------
From operations:
  Net investment income (loss)         $ 123,768      $   74,465   $   29,612    $  (320)   $  (26,318)  $(38,594)    $ (34,353)
  Net realized and unrealized
    investment gains (losses)           (114,112)        172,707      243,470       (581)      (68,982)   122,306        46,994
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                               9,656         247,172      273,082       (901)      (95,300)    83,712        12,641
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
From capital transactions:
  Net premiums/deposits                  222,202         469,057      184,842     13,656       400,999    118,897       104,607
  Surrenders and withdrawals             (11,711)        (31,631)      (7,746)        --        (8,606)    (6,340)      (22,254)
  Transfers in (out of)
    subaccounts, net -- Note 1           164,891          20,114      194,297         29       146,130      2,531       (85,837)
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   375,382         457,540      371,393     13,685       538,523    115,088        (3,484)
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
Increase in net assets                   385,038         704,712      644,475     12,784       443,223    198,800         9,157
Net assets at beginning of period        291,456       1,359,820      454,109         --       915,386    426,278       501,869
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
NET ASSETS AT END OF PERIOD            $ 676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078     $ 511,026
                                       =========      ==========   ==========    =======    ==========   ========     =========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                               $   29.29      $    55.41   $    34.10    $ 49.70    $    35.65   $  23.80     $   21.58
                                       =========      ==========   ==========    =======    ==========   ========     =========
UNITS OUTSTANDING AT END OF PERIOD        23,096          37,259       32,217        257        38,110     26,264        23,681
                                       =========      ==========   ==========    =======    ==========   ========     =========

                                                                  FIRST EAGLE                             ALLIANCE
                                             MFS                     SOGEN        VAN ECK     ALLIANCE     GROWTH      AMERICAN
                                           LIMITED    MFS TOTAL    OVERSEAS      WORLDWIDE     PREMIER       AND        CENTURY
FOR THE NINE MONTH PERIOD                  MATURITY    RETURN      VARIABLE     HARD ASSETS    GROWTH      INCOME      INCOME &
ENDED SEPTEMBER 30, 2000                    SERIES     SERIES        FUND          FUND       PORTFOLIO   PORTFOLIO   GROWTH FUND
-------------------------                  --------   ---------   -----------   -----------   ---------   ---------   -----------
From operations:
  Net investment income (loss)             $ (6,671)  $ (9,826)    $(24,673)      $(2,097)     $   286     $  (113)      $  --
  Net realized and unrealized investment
    gains (losses)                           (1,999)    27,278       44,336         5,556       (5,805)        (20)         --
                                           --------   --------     --------       -------      -------     -------       -----
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                 (8,670)    17,452       19,663         3,459       (5,519)       (133)         --
                                           --------   --------     --------       -------      -------     -------       -----
From capital transactions:
  Net premiums/deposits                      12,535     59,386       91,928         7,456       16,764         887          --
  Surrenders and withdrawals                   (508)    (1,791)      (5,057)         (947)          --          --          --
  Transfers in (out of) subaccounts,
    net -- Note 1                           (14,392)     8,490      (48,592)       (3,038)      36,876      10,474          --
                                           --------   --------     --------       -------      -------     -------       -----
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                       (2,365)    66,085       38,279         3,471       53,640      11,361          --
                                           --------   --------     --------       -------      -------     -------       -----
Increase in net assets                      (11,035)    83,537       57,942         6,930       48,121      11,228          --
Net assets at beginning of period            73,509    341,613      288,735        23,365           --          --          --
                                           --------   --------     --------       -------      -------     -------       -----
NET ASSETS AT END OF PERIOD                $ 62,474   $425,150     $346,677       $30,295      $48,121     $11,228       $  --
                                           ========   ========     ========       =======      =======     =======       =====
NET ASSET VALUE PER UNIT AT END OF PERIOD  $  10.25   $  18.54     $  14.71       $ 11.78      $ 37.09     $ 22.55       $7.65
                                           ========   ========     ========       =======      =======     =======       =====
UNITS OUTSTANDING AT END OF PERIOD            6,095     22,931       23,567         2,572        1,297         498          --
                                           ========   ========     ========       =======      =======     =======       =====

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                                  (UNAUDITED)

                                              TEMPLETON                                             MORGAN
                                              DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY       MORGAN STANLEY
                                  AMERICAN     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL       EMERGING
   FOR THE NINE MONTH PERIOD      CENTURY     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM           MARKETS
   ENDED SEPTEMBER 30, 2000      VALUE FUND      FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     EQUITY PORTFOLIO
   -------------------------     ----------   ----------   ---------   ----------   ----------   -------------   ----------------
From operations:
  Net investment income (loss)     $  --        $ (14)      $   --       $   --       $  (23)       $  (24)           $  (98)
  Net realized and unrealized
    investment gains (losses)         --          (15)          --           --           --            (4)             (540)
                                   -----        -----       ------       ------       ------        ------            ------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                     --          (29)          --           --          (23)          (28)             (638)
                                   -----        -----       ------       ------       ------        ------            ------
From capital transactions:
  Net premiums/deposits               --           46           --           --           --            91             4,089
  Surrenders and withdrawals          --           --           --           --           --            --                --
  Transfers in (out of)
    subaccounts, net -- Note 1        --           --           --           --        1,257            --                --
                                   -----        -----       ------       ------       ------        ------            ------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS           --           46           --           --        1,257            91             4,089
                                   -----        -----       ------       ------       ------        ------            ------
Increase in net assets                --           17           --           --        1,234            63             3,451
Net assets at beginning of
  period                              --           --           --           --           --            --                --
                                   -----        -----       ------       ------       ------        ------            ------
NET ASSETS AT END OF PERIOD        $  --        $  17       $   --       $   --       $1,234        $   63            $3,451
                                   =====        =====       ======       ======       ======        ======            ======
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                        $5.90        $5.66       $18.78       $11.54       $11.26        $12.29            $10.61
                                   =====        =====       ======       ======       ======        ======            ======
UNITS OUTSTANDING AT END OF
  PERIOD                              --            3           --           --          110             5               325
                                   =====        =====       ======       ======       ======        ======            ======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

                              NOTE 1. ORGANIZATION

     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Valley Forge Life Insurance Company ("VFL"). The Variable Account began operations on February 24, 1997. The assets of the Variable Account are segregated from VFL's general account and its other separate accounts. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 87% of the outstanding common stock of CNA.

     VFL sells a wide range of life insurance products, including the Capital Select variable life policy ("Policy"). Under the terms of the Policy, policyowners select where the net premium payments of the Policy are invested. The policyowner may choose to invest in either the Variable Account, the fixed account ("Fixed Account") or both the Variable Account and Fixed Account. Policyholders who invest in the Variable Account are hereinafter referred to as the contractholder.

     The Variable Account currently offers 35* subaccounts each of which invests in shares of a corresponding fund ("Fund"), in which the contractholders bear all of the investment risk. Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the Securities and Exchange Commission. The Investment Advisors and subaccounts are identified here.

INVESTMENT ADVISOR:
 Fund/subaccount

FEDERATED INVESTMENT MANAGEMENT COMPANY:
 Federated Prime Money Fund II
 Federated Utility Fund II
 Federated High Income Bond Fund II

FIDELITY MANAGEMENT & RESEARCH COMPANY:
 Fidelity VIP Equity-Income Portfolio
 Fidelity VIP II Asset Manager Portfolio
 Fidelity VIP II Index 500 Portfolio
 Fidelity VIP II Contrafund Portfolio

FRED ALGER MANAGEMENT, INC.:
 Alger American Small Capitalization Portfolio
 Alger American Growth Portfolio
 Alger American MidCap Growth Portfolio
 Alger American Leveraged AllCap Portfolio

MFS INVESTMENT MANAGEMENT:
 MFS Emerging Growth Series
 MFS Research Series
 MFS Growth with Income Series
 MFS Limited Maturity Series (Closed to new   investments)
 MFS Total Return Series

ASB ADVISORS:
 First Eagle SoGen Overseas Variable Fund

VAN ECK ASSOCIATES CORPORATION:
 Van Eck Worldwide Hard Assets Fund
 Van Eck Worldwide Emerging Markets Fund

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

                      NOTE 1. ORGANIZATION -- (CONTINUED)

INVESTMENT ADVISOR:
 Fund/subaccount

JANUS CAPITAL CORPORATION:
 Janus Aspen Series Capital Appreciation Portfolio
 Janus Aspen Series Growth Portfolio
 Janus Aspen Series Balanced Portfolio
 Janus Aspen Series Flexible Income Portfolio
 Janus Aspen Series International Growth Portfolio
 Janus Aspen Series Worldwide Growth Portfolio

ALLIANCE CAPITAL MANAGEMENT, L.P.:
 Alliance Premier Growth Portfolio
 Alliance Growth and Income Portfolio

AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.:
 American Century VP Income & Growth Fund
 American Century VP Value Fund

TEMPLETON ASSET MANAGEMENT, LTD.:
 Templeton Developing Markets Securities Fund

TEMPLETON INVESTMENT COUNSEL, INC.:
 Templeton Asset Strategy Fund

LAZARD ASSET MANAGEMENT:
 Lazard Retirement Equity Portfolio
 Lazard Retirement Small Cap Portfolio

MORGAN STANLEY ASSET MANAGEMENT:
 Morgan Stanley International Magnum Portfolio
 Morgan Stanley Emerging Markets Equity Portfolio

-------------------------
* The MFS Limited Maturity Series subaccount is no longer available for new allocations as of May 1, 1999.

     The Fixed Account is part of the general account of VFL and is an investment option available to contractholders. The Fixed Account has not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. The accompanying financial statements do not reflect amounts invested in the Fixed Account.

     The assets of the Variable Account are segregated from VFL's general account and other separate accounts. The contractholder (before the maturity date, while the contractholder is still living or the policy is in force), may transfer all or part of any subaccount value to another subaccount(s) or to the Fixed Account, or transfer all or part of amounts in the Fixed Account to any subaccount(s).

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS -- Investments in the Variable Account consist of shares of the Funds and are stated at fair value based on quoted market prices. Changes in the difference between market value and cost are reflected as net unrealized gains (losses) in the accompanying financial statements.

     INVESTMENT INCOME -- Investment income consists of dividends declared by the Funds which are recognized on the date of record.

     REALIZED INVESTMENT GAINS AND LOSSES -- Realized investment gains and losses represent the difference between the proceeds from sales of shares of the Funds held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Variable Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of Variable Account's management, these statements

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

       NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) include all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial position, results of operations and changes in net assets in the accompanying financial statements.

                         NOTE 3. CHARGES AND DEDUCTIONS

     Monthly deductions are made from each contractholder's account under the terms of the Policy to compensate VFL for certain administration expenses. The policy fee is $6 per month. In addition, in the first year of a policy another $20 per month is deducted. Furthermore, in the event of an increase to the death benefit of the Policy, an additional fee of $10 per month is deducted for the twelve months subsequent to the death benefit increase. A deduction is also made for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. All of the foregoing charges are deducted from the contractholder's investment in the Fixed Account and the subaccounts of the Variable Account in proportion to the contractholder's investments in such accounts.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the policy. The daily charge is equal to an annual rate of 0.90% of the net assets of the Variable Account during the first 10 policy years and an annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment (deposit) made by the contractholder to cover federal tax liabilities and state and local premium taxes. An additional deduction for sales charges is made from premium payments (deposits). Such deduction is made under the terms of the Policy and ranges from 2% to 4% of the premium payments (deposits). Net premiums after these deductions are invested in the mutual funds.

     VFL permits 12 transfers between and among the subaccounts (one of which can be applied to the Fixed Account) per policy year without an assessment of a fee. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.

                      NOTE 4. DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on the prospectuses of each of the Funds that the Variable Account participates in, that the mutual funds satisfy the diversification requirement of the regulations.

                              NOTE 5. OTHER EVENTS

     On October 6, 2000 CNAF, issued a press release announcing the sale of its life reinsurance business to Munich American Reassurance Company, the U.S. subsidiary of Munich RE. A portion of the life reinsurance business is conducted through VFL as part of a Reinsurance Pooling Agreement. The transfer of this business is not expected to have a material impact on results of operations or equity of the Variable Life Separate Account or those of VFL.

                          INDEPENDENT AUDITORS' REPORT

To the Contractholders of Valley Forge Life Insurance Company Variable Universal Life Separate Account and the Board of Directors of Valley Forge Life Insurance
Company:

     We have audited the accompanying statement of assets and liabilities of the subaccounts of Valley Forge Life Insurance Company Variable Life Separate Account (the "Account") as of December 31, 1999, the statements of operations for the year ended December 31, 1999, and changes in net assets for the two years ended December 31, 1999. The subaccounts that collectively comprise the Account are the Federated Prime Money Fund II, Federated Utility Fund II, Federated High Income Bond Fund II, Fidelity Variable Insurance Products Fund Equity-Income Portfolio, Fidelity Variable Insurance Products Fund II Asset Manager Portfolio, Fidelity Variable Insurance Products Fund II Index 500 Portfolio, Fidelity Variable Insurance Products Fund II Contrafund Portfolio, The Alger American Fund Small Capitalization Portfolio, The Alger American Growth Portfolio, The Alger American MidCap Growth Portfolio, MFS Emerging Growth Series, MFS Research Series, MFS Growth with Income Series, MFS Limited Maturity Series, MFS Total Return Series, SoGen Overseas Variable Fund, Van Eck Worldwide Hard Assets, Van Eck Emerging Markets Fund, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Balanced Portfolio, Janus Aspen Flexible Income Portfolio, Janus Aspen International Growth Portfolio and Janus Aspen World Wide Growth Portfolio. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts that comprise the Account as of December 31, 1999, the results of their operations for the year ended December 31, 1999, and the changes in their net assets for the two years ended December 31, 1999, are in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Chicago, Illinois
February 24, 2000

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES

                                      FEDERATED                       FEDERATED       FIDELITY       FIDELITY
                                        PRIME         FEDERATED         HIGH           EQUITY-         ASSET         FIDELITY
                                        MONEY          UTILITY       INCOME BOND       INCOME         MANAGER       INDEX 500
DECEMBER 31, 1999                      FUND II         FUND II         FUND II        PORTFOLIO      PORTFOLIO      PORTFOLIO
-----------------                     ---------       ---------      -----------      ---------      ---------      ---------
ASSETS:
  Investments, at market value
    (see supplemental cost
    information below)                $1,337,536      $123,711        $107,312        $628,527       $266,010       $1,819,650
                                      ----------      --------        --------        --------       --------       ----------
      TOTAL ASSETS                     1,337,536       123,711         107,312         628,527        266,010        1,819,650
                                      ----------      --------        --------        --------       --------       ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                           (26,564)         (867)             --         (13,051)            --               --
                                      ----------      --------        --------        --------       --------       ----------
      TOTAL LIABILITIES                  (26,564)         (867)             --         (13,051)            --               --
                                      ----------      --------        --------        --------       --------       ----------
NET ASSETS                            $1,310,972      $122,844        $107,312        $615,476       $266,010       $1,819,650
                                      ==========      ========        ========        ========       ========       ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                $1,310,972      $122,453        $109,593        $623,780       $247,427       $1,879,231
                                      ==========      ========        ========        ========       ========       ==========


                                     FIDELITY
                                    CONTRAFUND
DECEMBER 31, 1999                   PORTFOLIO
-----------------                   ----------
ASSETS:
  Investments, at market value
    (see supplemental cost
    information below)              $1,141,432
                                    ----------
      TOTAL ASSETS                   1,141,432
                                    ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                        (601,696)
                                    ----------
      TOTAL LIABILITIES               (601,696)
                                    ----------
NET ASSETS                          $  539,736
                                    ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost              $1,080,717
                                    ==========

                                         VAN ECK       JANUS ASPEN                                         JANUS ASPEN
                                         EMERGING        CAPITAL         JANUS ASPEN      JANUS ASPEN       FLEXIBLE
                                         MARKETS       APPRECIATION        GROWTH          BALANCED          INCOME
DECEMBER 31, 1999                          FUND         PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
-----------------                        --------      ------------      -----------      -----------      -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                               $85,808         $231,654         $118,851          $12,165           $217
                                         -------         --------         --------          -------           ----
      TOTAL ASSETS                        85,808          231,654          118,851           12,165            217
                                         -------         --------         --------          -------           ----
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                --               --               --              (23)            (1)
                                         -------         --------         --------          -------           ----
      TOTAL LIABILITIES                       --               --               --              (23)            (1)
                                         -------         --------         --------          -------           ----
NET ASSETS                               $85,808         $231,654         $118,851          $12,142           $216
                                         =======         ========         ========          =======           ====
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                   $60,834         $192,395         $102,538          $11,102           $215
                                         =======         ========         ========          =======           ====

                                      JANUS ASPEN          JANUS ASPEN
                                     INTERNATIONAL         WORLD WIDE
                                        GROWTH               GROWTH
DECEMBER 31, 1999                      PORTFOLIO            PORTFOLIO
-----------------                    -------------         -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                              $31,404              $94,996
                                        -------              -------
      TOTAL ASSETS                       31,404               94,996
                                        -------              -------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                              (14)                  --
                                        -------              -------
      TOTAL LIABILITIES                     (14)                  --
                                        -------              -------
NET ASSETS                              $31,390              $94,996
                                        =======              =======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                  $26,521              $77,201
                                        =======              =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)

                                                                         ALGER
                                         ALGER AMERICAN     ALGER      AMERICAN      MFS                                   MFS
                                             SMALL         AMERICAN     MIDCAP     EMERGING     MFS       MFS GROWTH     LIMITED
                                         CAPITALIZATION     GROWTH      GROWTH      GROWTH    RESEARCH       WITH        MATURITY
DECEMBER 31, 1999                          PORTFOLIO      PORTFOLIO    PORTFOLIO    SERIES     SERIES    INCOME SERIES    SERIES
-----------------                        --------------   ---------    ---------   --------   --------   -------------   --------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                                  $306,155      $1,359,820   $457,509    $915,394   $428,976     $502,242      $ 77,690
                                            --------      ----------   --------    --------   --------     --------      --------
      TOTAL ASSETS                           306,155       1,359,820    457,509     915,394    428,976      502,242        77,690
                                            --------      ----------   --------    --------   --------     --------      --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                               (14,699)             --     (3,400)         (8)    (2,698)        (373)       (4,181)
                                            --------      ----------   --------    --------   --------     --------      --------
      TOTAL LIABILITIES                      (14,699)             --     (3,400)         (8)    (2,698)        (373)       (4,181)
                                            --------      ----------   --------    --------   --------     --------      --------
NET ASSETS                                  $291,456      $1,359,820   $454,109    $915,386   $426,278     $501,869      $ 73,509
                                            ========      ==========   ========    ========   ========     ========      ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                      $253,752      $1,193,861   $387,900    $686,138   $348,548     $466,568      $ 77,882
                                            ========      ==========   ========    ========   ========     ========      ========

                                                                  SOGEN           VAN ECK
                                             MFS TOTAL          OVERSEAS         WORLDWIDE
DECEMBER 31, 1999                          RETURN SERIES      VARIABLE FUND   HARD ASSETS FUND
-----------------                          -------------      -------------   ----------------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $341,613           $288,735          $23,391
                                             --------           --------          -------
      TOTAL ASSETS                           $341,613            288,735           23,391
                                             --------           --------          -------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                     --                 --              (26)
                                             --------           --------          -------
      TOTAL LIABILITIES                            --                 --              (26)
                                             --------           --------          -------
  NET ASSETS                                 $341,613           $288,735          $23,365
                                             ========           ========          =======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $350,610           $247,934          $22,339
                                             ========           ========          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENTS OF OPERATIONS

                                                                            FEDERATED
                                                    FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                      PRIME     FEDERATED    INCOME      EQUITY-      ASSET     FIDELITY
FOR THE YEAR ENDED                                    MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500
DECEMBER 31, 1999                                    FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO
------------------                                  ---------   ---------   ---------   ---------   ---------   ---------
Investment income:
  Dividend income                                   $ 34,277     $ 5,412    $  6,010    $ 18,590     $13,097    $   8,382
                                                    --------     -------    --------    --------     -------    ---------
                                                      34,277       5,412       6,010      18,590      13,097        8,382
                                                    --------     -------    --------    --------     -------    ---------
Expenses:
  Mortality and expense risk charges                   6,667         803         750       4,465       1,936        9,965
  Policy fees/Cost of insurance                       75,698      10,867      12,804      52,685      20,302      135,236
                                                    --------     -------    --------    --------     -------    ---------
                                                      82,365      11,670      13,554      57,150      22,238      145,201
                                                    --------     -------    --------    --------     -------    ---------
  NET INVESTMENT INCOME (LOSS)                       (48,088)     (6,258)     (7,544)    (38,560)     (9,141)    (136,819)
                                                    --------     -------    --------    --------     -------    ---------
Investment gains and (losses):
  Net realized gains (losses)                             --         750      (2,687)      4,507       6,698       69,785
  Net unrealized gains (losses)                           --      (3,365)     (2,743)    (22,236)     11,758     (105,956)
                                                    --------     -------    --------    --------     -------    ---------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS
    (LOSSES)                                              --      (2,615)     (5,430)    (17,729)     18,456      (36,171)
                                                    --------     -------    --------    --------     -------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $(48,088)    $(8,873)   $(12,974)   $(56,289)    $ 9,315    $(172,990)
                                                    ========     =======    ========    ========     =======    =========


                                                   FIDELITY
FOR THE YEAR ENDED                                CONTRAFUND
DECEMBER 31, 1999                                 PORTFOLIO
------------------                                ----------
Investment income:
  Dividend income                                 $  16,984
                                                  ---------
                                                     16,984
                                                  ---------
Expenses:
  Mortality and expense risk charges                  6,231
  Policy fees/Cost of insurance                      78,259
                                                  ---------
                                                     84,490
                                                  ---------
  NET INVESTMENT INCOME (LOSS)                      (67,506)
                                                  ---------
Investment gains and (losses):
  Net realized gains (losses)                       142,245
  Net unrealized gains (losses)                    (584,391)
                                                  ---------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS
    (LOSSES)                                       (442,146)
                                                  ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $(509,652)
                                                  =========

                                                                      JANUS                                          JANUS
                                                     VAN ECK          ASPEN            JANUS          JANUS          ASPEN
                                                     EMERGING        CAPITAL           ASPEN          ASPEN        FLEXIBLE
               FOR THE YEAR ENDED                    MARKETS       APPRECIATION       GROWTH        BALANCED        INCOME
                DECEMBER 31, 1999                      FUND         PORTFOLIO        PORTFOLIO      PORTFOLIO      PORTFOLIO
               ------------------                    --------      ------------      ---------      ---------      ---------
Investment income:
  Dividend income                                    $    --         $    --          $    --        $   --          $ --
                                                     -------         -------          -------        ------          ----
                                                          --              --               --            --            --
                                                     -------         -------          -------        ------          ----
Expenses:
  Mortality and expense risk charges                     167             453              133            12            --
  Policy fees/Cost of insurance                        6,146           1,330              684           137            38
                                                     -------         -------          -------        ------          ----
                                                       6,313           1,783              817           149            38
                                                     -------         -------          -------        ------          ----
  NET INVESTMENT INCOME (LOSS)                        (6,313)         (1,783)            (817)         (149)          (38)
                                                     -------         -------          -------        ------          ----
Investment gains and (losses):
  Net realized gains (losses)                          6,510          23,381             (237)           11            --
  Net unrealized gains (losses)                       25,767          39,259           16,313         1,040             1
                                                     -------         -------          -------        ------          ----
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                                    32,277          62,640           16,076         1,051             1
                                                     -------         -------          -------        ------          ----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $25,964         $60,857          $15,259        $  902          $(37)
                                                     =======         =======          =======        ======          ====

                                                                        JANUS
                                                       JANUS            ASPEN
                                                       ASPEN            WORLD
                                                   INTERNATIONAL        WIDE
               FOR THE YEAR ENDED                     GROWTH           GROWTH
                DECEMBER 31, 1999                    PORTFOLIO        PORTFOLIO
               ------------------                  -------------      ---------
Investment income:
  Dividend income                                     $    --          $    --
                                                      -------          -------
                                                           --               --
                                                      -------          -------
Expenses:
  Mortality and expense risk charges                       58              157
  Policy fees/Cost of insurance                           293              651
                                                      -------          -------
                                                          351              808
                                                      -------          -------
  NET INVESTMENT INCOME (LOSS)                           (351)            (808)
                                                      -------          -------
Investment gains and (losses):
  Net realized gains (losses)                          11,007           11,697
  Net unrealized gains (losses)                         4,869           17,795
                                                      -------          -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                                     15,876           29,492
                                                      -------          -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                     $15,525          $28,684
                                                      =======          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)

                                                 ALGER                      ALGER                             MFS
                                                AMERICAN        ALGER     AMERICAN      MFS                  GROWTH      MFS
                                                 SMALL        AMERICAN     MIDCAP     EMERGING     MFS        WITH     LIMITED
FOR THE YEAR ENDED                           CAPITALIZATION    GROWTH      GROWTH      GROWTH    RESEARCH    INCOME    MATURITY
DECEMBER 31, 1999                              PORTFOLIO      PORTFOLIO   PORTFOLIO    SERIES     SERIES     SERIES     SERIES
------------------                           --------------   ---------   ---------   --------   --------    ------    --------
Investment income:
  Dividend income                               $16,693       $ 62,822     $38,874    $     --   $  2,935   $  1,986   $ 4,218
                                                -------       --------     -------    --------   --------   --------   -------
                                                 16,693         62,822      38,874          --      2,935      1,986     4,218
                                                -------       --------     -------    --------   --------   --------   -------
Expenses:
  Mortality and expense risk charges              1,619          7,580       2,650       4,133      3,363      3,016       586
  Policy fees/Cost of insurance                  21,221         90,363      30,100      58,872     36,824     39,310     8,706
                                                -------       --------     -------    --------   --------   --------   -------
                                                 22,840         97,943      32,750      63,005     40,187     42,326     9,292
                                                -------       --------     -------    --------   --------   --------   -------
  NET INVESTMENT INCOME (LOSS)                   (6,147)       (35,121)      6,124     (63,005)   (37,252)   (40,340)   (5,074)
                                                -------       --------     -------    --------   --------   --------   -------
Investment gains and (losses):
  Net realized gains (losses)                    23,168         77,813       9,208      23,492     10,097      5,229      (210)
  Net unrealized gains (losses)                  27,800        122,720      43,822     188,807     59,131     18,997    (3,124)
                                                -------       --------     -------    --------   --------   --------   -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                               50,968        200,533      53,030     212,299     69,228     24,226    (3,334)
                                                -------       --------     -------    --------   --------   --------   -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                     $44,821       $165,412     $59,154    $149,294   $ 31,976   $(16,114)  $(8,408)
                                                =======       ========     =======    ========   ========   ========   =======

                                                                    SOGEN           VAN ECK
FOR THE YEAR ENDED                             MFS TOTAL          OVERSEAS         WORLDWIDE
DECEMBER 31, 1999                            RETURN SERIES      VARIABLE FUND   HARD ASSETS FUND
------------------                           -------------      -------------   ----------------
Investment income:
  Dividend income                              $ 12,074            $ 3,304          $   190
                                               --------            -------          -------
                                                 12,074              3,304              190
                                               --------            -------          -------
Expenses:
  Mortality and expense risk charges              2,243              2,004              154
  Policy fees/Cost of insurance                  26,801             31,183            2,422
                                               --------            -------          -------
                                                 29,044             33,187            2,576
                                               --------            -------          -------
  NET INVESTMENT INCOME (LOSS)                  (16,970)           (29,883)          (2,386)
                                               --------            -------          -------
Investment gains and (losses):
  Net realized gains (losses)                     4,670             38,990              760
  Net unrealized gains (losses)                 (14,859)            42,033            1,839
                                               --------            -------          -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                              (10,189)            81,023            2,599
                                               --------            -------          -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $(27,159)           $51,140          $   213
                                               ========            =======          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                            FEDERATED
                             FEDERATED                        HIGH         FIDELITY       FIDELITY
                               PRIME         FEDERATED       INCOME         EQUITY-         ASSET         FIDELITY      FIDELITY
    FOR THE YEAR ENDED         MONEY          UTILITY         BOND          INCOME         MANAGER       INDEX 500     CONTRAFUND
     DECEMBER 31, 1999        FUND II         FUND II        FUND II       PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
    ------------------       ---------       ---------      ---------      ---------      ---------      ---------     ----------
From operations:
  Net investment income
    (loss)                   $  (48,088)     $ (6,258)      $ (7,544)      $(38,560)      $ (9,141)      $ (136,819)   $ (67,506)
  Net realized and
    unrealized investment
    gains (losses)                   --        (2,615)        (5,430)       (17,729)        18,456          (36,171)    (442,146)
                             ----------      --------       --------       --------       --------       ----------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS     (48,088)       (8,873)       (12,974)       (56,289)         9,315         (172,990)    (509,652)
                             ----------      --------       --------       --------       --------       ----------    ---------
From capital transactions:
  Net premiums/deposits       1,215,907        85,733         78,714        410,539        148,962        1,212,597      672,068
  Surrenders and
    withdrawals                  (1,542)           19           (941)         1,122           (523)          (9,452)      (3,707)
  Transfers in (out of)
    subaccounts,
    net -- Note 1              (702,832)       (3,776)       (22,988)       (39,350)        22,540          369,492       53,687
                             ----------      --------       --------       --------       --------       ----------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM CAPITAL
  TRANSACTIONS                  511,533        81,976         54,785        372,311        170,979        1,572,637      722,048
                             ----------      --------       --------       --------       --------       ----------    ---------
Increase in net assets          463,445        73,103         41,811        316,022        180,294        1,399,647      212,396
Net assets at beginning of
  period                        847,527        49,741         65,501        299,454         85,716          420,003      327,340
                             ----------      --------       --------       --------       --------       ----------    ---------
NET ASSETS AT END OF PERIOD  $1,310,972      $122,844       $107,312       $615,476       $266,010       $1,819,650    $ 539,736
                             ==========      ========       ========       ========       ========       ==========    =========
NET ASSET VALUE PER UNIT AT
  END OF PERIOD              $     1.00      $  14.35       $  10.24       $  25.71       $  18.67       $   167.41    $   29.15
                             ==========      ========       ========       ========       ========       ==========    =========
UNITS OUTSTANDING AT END OF
  PERIOD                      1,310,972         8,561         10,480         23,939         14,248           10,869       18,516
                             ==========      ========       ========       ========       ========       ==========    =========

                                      ALGER                       ALGER
                                     AMERICAN        ALGER      AMERICAN
                                      SMALL         AMERICAN     MIDCAP
FOR THE YEAR ENDED                CAPITALIZATION     GROWTH      GROWTH
DECEMBER 31, 1999                   PORTFOLIO      PORTFOLIO    PORTFOLIO
------------------                --------------   ---------    ---------
From operations:
  Net investment income (loss)       $ (6,147)     $  (35,121)  $  6,124
  Net realized and unrealized
    investment gains (losses)          50,968         200,533     53,030
                                     --------      ----------   --------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                      44,821         165,412     59,154
                                     --------      ----------   --------
From capital transactions:
  Net premiums/deposits               149,226         813,146    190,974
  Surrenders and withdrawals           (1,485)        (25,742)      (972)
  Transfers in (out of)
    subaccounts, net -- Note 1        (32,320)        126,761     36,116
                                     --------      ----------   --------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS           115,421         914,165    226,118
                                     --------      ----------   --------
Increase in net assets                160,242       1,079,577    285,272
Net assets at beginning of
  period                              131,214         280,243    168,837
                                     --------      ----------   --------
NET ASSETS AT END OF PERIOD          $291,456      $1,359,820   $454,109
                                     ========      ==========   ========
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                          $  55.15      $    64.38   $  32.23
                                     ========      ==========   ========
UNITS OUTSTANDING AT END OF
  PERIOD                                5,285          21,122     14,090
                                     ========      ==========   ========


                                  MFS EMERGING     MFS       MFS GROWTH     MFS LIMITED
FOR THE YEAR ENDED                   GROWTH      RESEARCH       WITH         MATURITY
DECEMBER 31, 1999                    SERIES       SERIES    INCOME SERIES     SERIES
------------------                ------------   --------   -------------   -----------
From operations:
  Net investment income (loss)      $(63,005)    $(37,252)    $(40,340)      $ (5,074)
  Net realized and unrealized
    investment gains (losses)        212,299       69,228       24,226         (3,334)
                                    --------     --------     --------       --------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                    149,294       31,976      (16,114)        (8,408)
                                    --------     --------     --------       --------
From capital transactions:
  Net premiums/deposits              344,008      187,325      301,314         42,954
  Surrenders and withdrawals          (3,708)      (1,274)      (2,829)          (315)
  Transfers in (out of)
    subaccounts, net -- Note 1       139,533        2,955        8,922        (14,192)
                                    --------     --------     --------       --------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS          479,833      189,006      307,407         28,447
                                    --------     --------     --------       --------
Increase in net assets               629,127      220,982      291,293         20,039
Net assets at beginning of
  period                             286,259      205,296      210,576         53,470
                                    --------     --------     --------       --------
NET ASSETS AT END OF PERIOD         $915,386     $426,278     $501,869       $ 73,509
                                    ========     ========     ========       ========
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                         $  37.94     $  23.34     $  21.31       $   9.81
                                    ========     ========     ========       ========
UNITS OUTSTANDING AT END OF
  PERIOD                              24,127       18,264       23,551          7,493
                                    ========     ========     ========       ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                          VAN ECK
                               MFS          SOGEN        WORLDWIDE      VAN ECK       JANUS ASPEN         JANUS          JANUS
                              TOTAL        OVERSEAS        HARD         EMERGING        CAPITAL           ASPEN          ASPEN
FOR THE YEAR ENDED            RETURN       VARIABLE        ASSET        MARKETS       APPRECIATION       GROWTH         BALANCED
DECEMBER 31, 1999             SERIES         FUND          FUND           FUND         PORTFOLIO        PORTFOLIO      PORTFOLIO
------------------            ------       --------      ---------      --------      ------------      ---------      ---------
From operations:
  Net investment income
    (loss)                   $(16,970)     $(29,883)      $(2,386)      $(6,313)        $ (1,783)       $   (817)       $  (149)
  Net realized and
    unrealized investment
    gains (losses)            (10,189)       81,023         2,599        32,277           62,640          16,076          1,051
                             --------      --------       -------       -------         --------        --------        -------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS   (27,159)       51,140           213        25,964           60,857          15,259            902
                             --------      --------       -------       -------         --------        --------        -------
From capital transactions:
  Net premiums/deposits       243,333        94,031        14,568        40,337          170,800         103,592         11,240
  Surrenders and
    withdrawals                  (547)        2,448           (75)       (1,098)              --              --             --
  Transfers in (out of)
    subaccounts, net --
    Note 1                     (2,322)        6,797        (1,744)        1,766               (3)             --             --
                             --------      --------       -------       -------         --------        --------        -------
CHANGE IN NET ASSETS
  RESULTING FROM CAPITAL
  TRANSACTIONS                240,464       103,276        12,749        41,005          170,797         103,592         11,240
                             --------      --------       -------       -------         --------        --------        -------
Increase in net assets        213,305       154,416        12,962        66,969          231,654         118,851         12,142
Net assets at beginning of
  period                      128,308       134,319        10,403        18,839               --              --             --
                             --------      --------       -------       -------         --------        --------        -------
NET ASSETS AT END OF PERIOD  $341,613      $288,735       $23,365       $85,808         $231,654        $118,851        $12,142
                             ========      ========       =======       =======         ========        ========        =======
NET ASSET VALUE PER UNIT AT
  END OF PERIOD              $  17.75      $  14.18       $ 10.96       $ 14.26         $  33.17        $  33.65        $ 27.92
                             ========      ========       =======       =======         ========        ========        =======
UNITS OUTSTANDING AT END OF
  PERIOD                       19,245        20,362         2,132         6,017            6,984           3,532            435
                             ========      ========       =======       =======         ========        ========        =======

                                             JANUS ASPEN       JANUS ASPEN        JANUS ASPEN
FOR THE YEAR ENDED                         FLEXIBLE INCOME    INTERNATIONAL        WORLD WIDE
DECEMBER 31, 1999                             PORTFOLIO      GROWTH PORTFOLIO   GROWTH PORTFOLIO
------------------                         ---------------   ----------------   ----------------
From operations:
  Net investment income (loss)                 $  (38)           $  (351)           $  (808)
  Net realized and unrealized investment
    gains (losses)                                  1             15,876             29,492
                                               ------            -------            -------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                      (37)            15,525             28,684
                                               ------            -------            -------
From capital transactions:
  Net premiums/deposits                           253             15,865             66,312
  Surrenders and withdrawals                       --                 --                 --
  Transfers in (out of) subaccounts,
    net -- Note 1                                  --                 --                 --
                                               ------            -------            -------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                            253             15,865             66,312
                                               ------            -------            -------
Increase in net assets                            216             31,390             94,996
Net assets at beginning of period                  --                 --                 --
                                               ------            -------            -------
NET ASSETS AT END OF PERIOD                    $  216            $31,390            $94,996
                                               ======            =======            =======
NET ASSET VALUE PER UNIT AT END OF PERIOD      $11.42            $ 38.67            $ 47.75
                                               ======            =======            =======
UNITS OUTSTANDING AT END OF PERIOD                 19                812              1,989
                                               ======            =======            =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                                  FEDERATED
                                        FEDERATED    FEDERATED   HIGH INCOME     FIDELITY
FOR THE YEAR ENDED                     PRIME MONEY    UTILITY       BOND       EQUITY-INCOME
DECEMBER 31, 1998                        FUND II      FUND II      FUND II       PORTFOLIO
------------------                     -----------   ---------   -----------   -------------
From operations:
  Net investment income (loss)          $(14,476)     $(3,056)     $(5,532)      $(22,666)
  Net realized and unrealized
    investment gains (losses)                 --        3,330          192         11,559
                                        --------      -------      -------       --------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                             (14,476)         274       (5,340)       (11,107)
                                        --------      -------      -------       --------
From capital transactions:
  Net premiums/deposits                1,100,864       36,000       58,181        263,891
  Surrenders and withdrawals                (572)         (83)        (165)        (2,423)
  Transfers in (out of) subaccounts,
    net -- Note 1                       (303,884)        (229)       8,694         22,472
                                        --------      -------      -------       --------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   796,408       35,688       66,710        283,940
                                        --------      -------      -------       --------
Increase (decrease) in net assets        781,932       35,962       61,370        272,833
Net assets at beginning of period         65,595       13,779        4,131         26,621
                                        --------      -------      -------       --------
NET ASSETS AT END OF PERIOD             $847,527      $49,741      $65,501       $299,454
                                        ========      =======      =======       ========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                $   1.00      $ 15.27      $ 10.92       $  25.42
                                        ========      =======      =======       ========
UNITS OUTSTANDING AT END OF PERIOD       847,527        3,257        5,998         11,780
                                        ========      =======      =======       ========

                                       FIDELITY
                                         ASSET     FIDELITY     FIDELITY
FOR THE YEAR ENDED                      MANAGER    INDEX 500   CONTRAFUND
DECEMBER 31, 1998                      PORTFOLIO   PORTFOLIO   PORTFOLIO
------------------                     ---------   ---------   ----------
From operations:
  Net investment income (loss)          $(6,180)   $(38,788)    $(22,765)
  Net realized and unrealized
    investment gains (losses)             6,583      46,453       46,063
                                        -------    --------     --------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                403       7,665       23,298
                                        -------    --------     --------
From capital transactions:
  Net premiums/deposits                  61,909     327,244      246,088
  Surrenders and withdrawals               (129)     (6,058)      (1,201)
  Transfers in (out of) subaccounts,
    net -- Note 1                        16,042      50,804       36,435
                                        -------    --------     --------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   77,822     371,990      281,322
                                        -------    --------     --------
Increase (decrease) in net assets        78,225     379,655      304,620
Net assets at beginning of period         7,491      40,348       22,720
                                        -------    --------     --------
NET ASSETS AT END OF PERIOD             $85,716    $420,003     $327,340
                                        =======    ========     ========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                $ 18.16    $ 141.25     $  24.44
                                        =======    ========     ========
UNITS OUTSTANDING AT END OF PERIOD        4,720       2,973       13,394
                                        =======    ========     ========

                                             THE ALGER                  THE ALGER                              MFS
                                              AMERICAN      THE ALGER   AMERICAN         MFS                  GROWTH       MFS
                                               SMALL        AMERICAN     MIDCAP        EMERGING     MFS        WITH      LIMITED
FOR THE YEAR ENDED                         CAPITALIZATION    GROWTH      GROWTH         GROWTH    RESEARCH    INCOME     MATURITY
DECEMBER 31, 1998                            PORTFOLIO      PORTFOLIO   PORTFOLIO       SERIES     SERIES     SERIES      SERIES
------------------                         --------------   ---------   ---------      --------   --------    ------     --------
From operations:
  Net investment income (loss)                $ (3,424)     $ (6,097)   $ (9,436)      $(22,642)  $(15,787)  $(18,580)   $(4,763)
  Net realized and unrealized investment
    gains (losses)                               4,449        44,836      22,499         40,816     18,836     12,276       (499)
                                              --------      --------    --------       --------   --------   --------    -------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                     1,025        38,739      13,063         18,174      3,049     (6,304)    (5,262)
                                              --------      --------    --------       --------   --------   --------    -------
From capital transactions:
  Net premiums/deposits                         88,005       171,948     119,140        214,349    173,364    141,269     47,751
  Surrenders and withdrawals                      (313)       (1,636)     (1,360)          (734)    (2,718)    (2,367)      (363)
  Transfers in (out of) subaccounts,
    net -- Note 1                               26,949        37,058      26,519         27,749     11,059     51,081         (7)
                                              --------      --------    --------       --------   --------   --------    -------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                         114,641       207,370     144,299        241,364    181,705    189,983     47,381
                                              --------      --------    --------       --------   --------   --------    -------
Increase (decrease) in net assets              115,666       246,109     157,362        259,538    184,754    183,679     42,119
Net assets at beginning of period               15,548        34,134      11,475         26,721     20,542     26,897     11,351
                                              --------      --------    --------       --------   --------   --------    -------
NET ASSETS AT END OF PERIOD                   $131,214      $280,243    $168,837       $286,259   $205,296   $210,576    $53,470
                                              ========      ========    ========       ========   ========   ========    =======
NET ASSET VALUE PER UNIT AT END OF PERIOD     $  43.97      $  53.22    $  28.87       $  21.47   $  19.05   $  20.11    $ 10.16
                                              ========      ========    ========       ========   ========   ========    =======
UNITS OUTSTANDING AT END OF PERIOD               2,984         5,266       5,848         13,333     10,777     10,471      5,263
                                              ========      ========    ========       ========   ========   ========    =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                                                        VAN ECK
                                                           MFS           SOGEN         WORLDWIDE       VAN ECK
                                                          TOTAL         OVERSEAS         HARD          EMERGING
FOR THE YEAR ENDED                                        RETURN        VARIABLE        ASSETS         MARKETS
DECEMBER 31, 1998                                         SERIES          FUND           FUND            FUND
------------------                                        ------        --------       ---------       --------
From operations:
  Net investment income (loss)                           $ (5,524)      $(14,549)       $  (417)       $(3,614)
  Net realized and unrealized investment gains
    (losses)                                                6,093         (3,210)        (3,800)        (3,708)
                                                         --------       --------        -------        -------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                569        (17,759)        (4,217)        (7,322)
                                                         --------       --------        -------        -------
From capital transactions:
  Net premiums/deposits                                    97,181        135,934          9,690         20,390
  Surrenders and withdrawals                                 (194)        (2,482)          (156)          (296)
  Transfers in (out of) subaccounts, net -- Note 1         28,785          5,437           (816)          (690)
                                                         --------       --------        -------        -------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
  TRANSACTIONS                                            125,772        138,889          8,718         19,404
                                                         --------       --------        -------        -------
Increase (decrease) in net assets                         126,341        121,130          4,501         12,082
Net assets at beginning of period                           1,967         13,189          5,902          6,757
                                                         --------       --------        -------        -------
NET ASSETS AT END OF PERIOD                              $128,308       $134,319        $10,403        $18,839
                                                         ========       ========        =======        =======
NET ASSET VALUE PER UNIT AT END OF PERIOD                $  18.12       $  10.07        $  9.20        $  7.12
                                                         ========       ========        =======        =======
UNITS OUTSTANDING AT END OF PERIOD                          7,081         13,339          1,131          2,646
                                                         ========       ========        =======        =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

                              NOTE 1. ORGANIZATION

     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Valley Forge Life Insurance Company ("VFL"). The Variable Account began operations on February 24, 1997. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA.

     VFL sells a wide range of life insurance products, including the Capital Select variable life policy ("Policy"). Under the terms of the Policy, policyowners select where the net premium payments of the Policy are invested. The policyowner may choose to invest in either the Variable Account, the fixed account ("Fixed Account") or both the Variable Account and Fixed Account. Policyholders who invest in the Variable Account are hereinafter referred to as the contractholder.

     The Variable Account currently offers 24 subaccounts each of which invests in shares of a corresponding fund ("Fund"), in which the contractholders bear all of the investment risk. Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the Securities and Exchange Commission. The Investment Advisors and subaccounts are identified here.

INVESTMENT ADVISOR:
 Fund/subaccount

FEDERATED ADVISERS:
 Federated Prime Money Fund II
 Federated Utility Fund II
 Federated High Income Bond Fund II

FIDELITY MANAGEMENT & RESEARCH COMPANY:
 Fidelity Variable Insurance Products Fund
  Equity-Income Portfolio
  ("Fidelity Equity-Income Portfolio")
 Fidelity Variable Insurance Products Fund II
  Asset Manager Portfolio
  ("Fidelity Asset Manager Portfolio")
 Fidelity Variable Insurance Products Fund II
  Index 500 Portfolio
  ("Fidelity Index 500 Portfolio")
 Fidelity Variable Insurance Products Fund II
  Contrafund Portfolio
  ("Fidelity Contrafund Portfolio")

FRED ALGER MANAGEMENT, INC.:
 The Alger American Small Capitalization Portfolio
 The Alger American Growth Portfolio
 The Alger American MidCap Growth Portfolio

MASSACHUSETTS FINANCIAL SERVICES COMPANY:
 MFS Emerging Growth Series
 MFS Research Series
 MFS Growth With Income Series
 MFS Limited Maturity Series (closed to
  new investments)
 MFS Total Return Series

SOCIETE GENERALE ASSET MANAGEMENT CORP.:
 SoGen Overseas Variable Fund

VAN ECK ASSOCIATES CORPORATION:
 Van Eck Worldwide Hard Assets Fund
 Van Eck Emerging Markets Fund

JANUS CAPITAL CORPORATION--
    INSTITUTIONAL CLASS
 Janus Aspen Capital Appreciation Portfolio
 Janus Aspen Growth Portfolio
 Janus Aspen Balanced Portfolio
 Janus Aspen Flexible Income Portfolio
 Janus Aspen International Growth Portfolio
 Janus Aspen World Wide Growth Portfolio

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                      NOTE 1. ORGANIZATION -- (CONTINUED)

     The Fixed Account is part of the general account of VFL and is an investment option available to contractholders. The Fixed Account has not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. The accompanying financial statements do not reflect amounts invested in the Fixed Account.

     The assets of the Variable Account are segregated from VFL's general account and other separate accounts. The contractholder (before the maturity date, while the contractholder is still living or the policy is in force), may transfer all or part of any subaccount value to another subaccount(s) or to the Fixed Account, or transfer all or part of amounts in the Fixed Account to any subaccount(s). The MFS Limited Maturity Series subaccount is not available to receive transfers from new participants as of May 1, 1999.

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS -- Investments consist of shares of the Funds and are stated at fair value based on quoted market prices. Changes in the difference between market value and cost are reflected as net unrealized gains (losses) in the statement of operations.

     INVESTMENT INCOME -- Investment income consists of dividends declared by the Funds which are recognized on the date of record.

     REALIZED INVESTMENT GAINS AND LOSSES -- Realized investment gains and losses represent the difference between the proceeds from sales of shares of the Funds held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Variable Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of Variable Account's management, these statements include all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial position, results of operations and changes in net assets in the accompanying financial statements.

                         NOTE 3. CHARGES AND DEDUCTIONS

     Monthly deductions are made from each contractholder's account under the terms of the Policy to compensate VFL for certain administration expenses. The policy fee is $6 per month. In addition, in the first year of a policy another $20 per month is deducted. Furthermore, in the event of an increase to the death benefit of the Policy, an additional fee of $10 per month is deducted for the twelve months subsequent to the death benefit increase. A deduction is also made for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. All of the foregoing charges are deducted from the contractholder's investment in the Fixed Account and the subaccounts of the Variable Account in proportion to the contractholder's investments in such accounts.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the policy. The daily charge is equal to an annual rate of 0.90% of the net

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 NOTE 3. CHARGES AND DEDUCTIONS -- (CONTINUED) assets of the Variable Account during the first 10 policy years and an annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment (deposit) made by the contractholder to cover federal tax liabilities and state and local premium taxes. An additional deduction for sales charges is made from premium payments (deposits). Such deduction is made under the terms of the Policy and ranges from 2% to 4% of the premium payments (deposits). Net premiums after these deductions are invested in the mutual funds.

     VFL permits 12 transfers between and among the subaccounts (one of which can be applied to the Fixed Account) per policy year without an assessment of a fee. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.

                      NOTE 4. DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on the prospectuses of each of the Funds that the Variable Account participates in, that the mutual funds satisfy the diversification requirement of the regulations.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            CONDENSED BALANCE SHEETS

---------------------------------------------------------------------------------------------
                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
(In thousands of dollars, except share data)                     (Unaudited)
---------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities available-for-sale (amortized cost:
     $523,375 and $548,444)                                      $  517,451       $  530,512
  Equity securities available-for-sale (cost: $9,994 and $0
     )                                                               10,037               51
  Policy loans                                                       98,081           93,575
  Other invested assets                                                 141              433
  Short-term investments                                            122,125           24,714
                                                                 ----------       ----------
     TOTAL INVESTMENTS                                              747,835          649,285
Cash                                                                 12,842            3,529
Receivables:
  Reinsurance                                                     2,653,587        2,414,553
  Premium and other                                                  51,873           82,852
  Less allowance for doubtful accounts                                  (34)             (12)
Deferred acquisition costs                                          138,398          127,297
Accrued investment income                                             9,971           11,066
Receivables for securities sold                                       5,230            2,426
Federal income tax recoverable (from Assurance)                          --            4,316
Other assets                                                          7,400            4,883
Separate Account business                                           487,570          209,183
---------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                $4,114,672       $3,509,378
=============================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Insurance reserves:
  Future policy benefits                                         $2,964,252       $2,751,396
  Claims and claim expense                                          116,306          139,653
  Policyholders' funds                                               45,670           43,466
Payables for securities purchased                                    30,283            2,421
Federal income taxes payable (to Assurance)                           1,093               --
Deferred income taxes                                                10,508            2,694
Due to affiliates                                                    55,468           12,435
Commissions and other payables                                      129,842           95,976
Separate Account business                                           487,570          209,183
                                                                 ----------       ----------
     TOTAL LIABILITIES                                            3,840,992        3,257,224
                                                                 ----------       ----------
Commitments and contingent liabilities
Stockholder's Equity:
  Common stock ($50 par value; Authorized 200,000 shares;
  Issued 50,000 shares)                                               2,500            2,500
  Additional paid-in capital                                         69,150           69,150
  Retained earnings                                                 205,858          191,464
  Accumulated other comprehensive loss                               (3,828)         (10,960)
                                                                 ----------       ----------
     TOTAL STOCKHOLDER'S EQUITY                                     273,680          252,154
---------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $4,114,672       $3,509,378
=============================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

----------------------------------------------------------------------------------------------------
              PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
              (IN THOUSANDS OF DOLLARS)                    2000       1999        2000        1999
----------------------------------------------------------------------------------------------------
Revenues:
  Premiums                                                $67,535    $74,272    $221,751    $232,596
  Net investment income                                    11,309     10,130      33,443      28,238
  Realized investment gains (losses)                           87     (1,149)     (4,149)    (19,051)
  Other                                                     1,512        253       5,914       5,515
                                                          -------    -------    --------    --------
                                                           80,443     83,506     256,959     247,298
                                                          -------    -------    --------    --------
Benefits and expenses:
  Insurance claims and policyholders' benefits             61,939     71,052     205,446     222,054
  Amortization of deferred acquisition costs                3,563      4,450      10,675      10,515
  Other operating expenses                                  6,552      3,994      18,506      17,708
                                                          -------    -------    --------    --------
                                                           72,054     79,496     234,627     250,277
                                                          -------    -------    --------    --------
  Income (loss) before income tax and cumulative
     effect of change in accounting principle               8,389      4,010      22,332      (2,979)
Income tax expense (benefit)                                2,987      1,757       7,938      (1,236)
                                                          -------    -------    --------    --------
  Income (loss) before cumulative effect of change in
     accounting principle                                   5,402      2,253      14,394      (1,743)
  Cumulative effect of change in accounting principle,
     net of taxes                                              --         --          --        (234)
----------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)                                       $ 5,402    $ 2,253    $ 14,394    $ (1,977)
====================================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

----------------------------------------------------------------------------------------
NINE MONTHS ENDED SEPTEMBER 30                                      2000        1999
(In thousands of dollars)
----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $  14,394    $    (1,977)
  Adjustments to reconcile net income to net cash flows from operating activities:
     Deferred income tax provision                                  3,998         (5,030)
     Net realized investment losses, pre-tax                        4,149         19,051
     Accretion of bond discount                                    (2,650)        (1,969)
     Changes in:
       Receivables, net                                          (208,034)      (200,187)
       Deferred acquisition costs                                 (12,389)        (9,833)
       Accrued investment income                                    1,095           (384)
       Due (to) from affiliates                                    43,033          2,512
       Federal income taxes payable and recoverable                 5,409         (5,481)
       Insurance reserves                                         220,240        290,528
       Commissions and other payables and other                    31,586         14,465
                                                                ---------    -----------
          Total adjustments                                        86,437        103,672
                                                                ---------    -----------
          NET CASH FLOWS FROM OPERATING ACTIVITIES                100,831        101,695
                                                                ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of fixed maturities                                  (479,527)    (1,332,210)
  Proceeds from fixed maturities:
     Sales                                                        474,167      1,222,475
     Maturities, calls and redemptions                             52,524         49,453
  Purchases of equity securities                                   (9,994)            --
  Proceeds from sale of equity securities                              --          2,648
  Change in short-term investments                                (95,548)         5,574
  Change in policy loans                                           (4,506)        (1,176)
  Change in other invested assets                                    (107)           214
                                                                ---------    -----------
          NET CASH FLOWS USED IN INVESTING ACTIVITIES             (62,991)       (53,022)
                                                                ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Receipts for investment contracts credited to policyholder
     accounts                                                       7,569          9,268
  Return of policyholder account balances on investment
     contracts                                                    (36,096)       (26,932)
                                                                ---------    -----------
          NET CASH FLOWS USED IN FINANCING ACTIVITIES             (28,527)       (17,664)
                                                                ---------    -----------
          NET CASH FLOWS                                            9,313         31,009
Cash at beginning of period                                         3,529          3,750
----------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                           $  12,842    $    34,759
========================================================================================
Supplemental disclosures of cash flow information:
  Federal income taxes refunds received                         $  (1,924)   $        --
========================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

     Valley Forge Life Insurance Company (VFL) was incorporated under the laws of the Commonwealth of Pennsylvania on August 9, 1956. VFL is a wholly-owned subsidiary of Continental Assurance Company (Assurance). Assurance is a wholly-owned subsidiary of Continental Casualty Company (Casualty) which is wholly-owned by CNA Financial Corporation (CNAF). CNAF is a holding company whose primary subsidiaries consist of property/casualty and life insurance companies, collectively CNA. As of September 30, 2000, Loews Corporation owns approximately 87% of the outstanding common stock of CNAF.

     VFL sells a variety of individual and group insurance products. The individual insurance products consist primarily of term and universal life insurance policies and individual annuities. Group insurance products include life insurance, retirement services and accident and health insurance consisting primarily of major medical and hospitalization. VFL also markets a portfolio of variable separate account products, including annuity and universal life products. These products offer policyholders the option of allocating payments to one or more variable separate accounts or to a guaranteed income account or both. Payments allocated to the variable separate accounts are invested in corresponding investment portfolios where the investment risk is borne by the policyholder while payments allocated to the guaranteed income account earn a minimum guaranteed rate of interest for a specified period of time for annuity contracts and for one year for life products.

     The operations, premiums and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended on July 1, 1996, VFL cedes all of its business, excluding its separate account business, to its parent, Assurance. This ceded business is then pooled with the business of Assurance, which excludes Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The accompanying condensed financial statements are unaudited and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain financial information that is normally included in annual financial statements, including financial statement footnotes, prepared in accordance with GAAP, but that is not required for interim reporting purposes, has been condensed or omitted. These statements should be read in conjunction with the financial statements and notes thereto included in VFL's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999. In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the financial position, results of operations and cash flows. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2. REINSURANCE

     The ceding of insurance does not discharge the primary liability of VFL. VFL places reinsurance with other carriers only after careful review of the nature of the contract and a thorough assessment of the reinsurers' credit quality and claim settlement performance. For carriers that are not authorized reinsurers in VFL's state of domicile, VFL receives collateral, primarily in the form of bank letters of credit.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 2. REINSURANCE -- (CONTINUED)
     In the table below, the majority of life premium revenue is from long duration contracts, while the majority of accident and health insurance premiums are from short duration contracts. The effects of reinsurance on premium revenues are shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                            PREMIUMS
    NINE MONTHS ENDED SEPTEMBER 30        --------------------------------------------    ASSUMED/NET
      (IN THOUSANDS OF DOLLARS)            DIRECT     ASSUMED      CEDED        NET            %
-----------------------------------------------------------------------------------------------------
2000
  Life                                    $546,498    $88,848     $575,053    $ 60,293        147%
  Accident and Health                        6,862    161,458        6,862     161,458        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $553,360    $250,306    $581,915    $221,751        113%
                                          ========    ========    ========    ========
1999
  Life                                    $473,440    $70,620     $488,650    $ 55,410        127%
  Accident and Health                        4,508    177,186        4,508     177,186        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $477,948    $247,806    $493,158    $232,596        107%
=====================================================================================================

     Transactions with Assurance, as part of the Pooling Agreement described in
Note 1, are reflected in the above table. The table includes eight months of year 2000 premiums for the Federal Employee Health Benefit Plan which were transferred to another CNA entity September 1, 2000. Premium revenues ceded to non-affiliated companies were $344.5 million for the nine months ended September 30, 2000, and $283.8 million for the nine months ended September 30, 1999. Additionally, benefits and expenses for insurance claims and policyholder benefits are net of reinsurance recoveries from non-affiliated companies of $242.1 million for the period ended September 30, 2000, and $188.7 million for the same period in 1999.

     Reinsurance receivables reflected on the balance sheets are amounts recoverable from reinsurers who have assumed a portion of the Company's insurance reserves. These balances are principally due from Assurance pursuant to the Reinsurance Pooling Agreement.

NOTE 3. LEGAL PROCEEDINGS

     VFL is party to litigation arising in the ordinary course of business. The outcome of this litigation will not, in the opinion of management, materially affect the results of operations or stockholder's equity of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 4. COMPREHENSIVE INCOME

     Comprehensive income is comprised of all changes to stockholder's equity, including net income, except those changes resulting from contributions from and distributions to the stockholder. The components of comprehensive income are shown below.

----------------------------------------------------------------------------------------------------
               PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
               (IN THOUSANDS OF DOLLARS)                    2000       1999       2000        1999
----------------------------------------------------------------------------------------------------
Net income (loss)                                          $ 5,402    $ 2,253    $14,394    $ (1,977)
Other comprehensive income:
  Change in unrealized gains (losses) on investments
     Holding gains (losses) arising during the period        5,554     (3,686)     1,888      (9,009)
     Less: Unrealized gains (losses) at beginning of
       period included in realized gains (losses)
       during the period                                    (2,156)     1,168     (9,085)      4,019
                                                           -------    -------    -------    --------
  Other comprehensive income (loss), before tax              7,710     (4,854)    10,973     (13,028)
  Deferred income tax (expense) benefit related to
     other comprehensive income (loss)                      (2,747)     2,251     (3,841)      5,100
                                                           -------    -------    -------    --------
  Other comprehensive income (loss), net of tax              4,963     (2,603)     7,132      (7,928)
                                                           -------    -------    -------    --------
     TOTAL COMPREHENSIVE INCOME (LOSS)                     $10,365    $  (350)   $21,526    $ (9,905)
====================================================================================================

NOTE 5. BUSINESS SEGMENTS

     VFL operates in one reportable segment, the business of which is to market and underwrite insurance products designed to satisfy the life, health and retirement needs of individuals and groups. VFL products are distributed primarily in the United States. Premium revenues earned outside the United States are not material.

     The operations, premiums and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its separate account business, to Assurance which is then pooled with the business of Assurance, excluding Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The following presents net premiums by product group for the nine month period ending September 30, 2000 and September 30, 1999.

------------------------------------------------------------------------------------
               NINE MONTHS ENDED SEPTEMBER 30
                 (IN THOUSANDS OF DOLLARS)                        2000        1999
------------------------------------------------------------------------------------
Life                                                            $ 60,293    $ 55,410
Accident and Health                                              161,458     177,186
------------------------------------------------------------------------------------
  TOTAL                                                         $221,751    $232,596
====================================================================================

NOTE 6. ACCOUNTING PRONOUNCEMENTS

     In the first quarter of 2000, VFL adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." Adoption of the SOP did not have a material impact on the financial position or results of operations of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 6. ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
     In the first quarter of 1999, VFL adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 requires that insurance companies recognize liabilities for insurance-related assessments when an assessment is probable and will be imposed, when it can be reasonably estimated, and when the event obligating an entity to pay an imposed or probable assessment has occurred. Adoption of the SOP resulted in an after tax charge of $234,000 ($360,000, pretax) as a cumulative effect of a change in accounting principle for the nine months ended September 30, 1999.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101. "Revenue Recognition in Financial Statements". This bulletin summarizes certain of the SEC Staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin, through its subsequent revised releases SAB No. 101A and No. 101B, is effective for registrants no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Adoption of this bulletin, which occurred on October 1, 2000, will not have a significant impact on the results of operations or equity of VFL.

     The company is required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), effective January 1, 2001. FAS 133 requires than an entity recognize all derivative instruments in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the Company's (a) exposure to changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment, (b) exposure to variable cash flows of a forecasted transaction, or
(c) foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on its intended use and the resulting hedge designation, if any. The transaction adjustment resulting from adoption of FAS 133 must be reported in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. VFL does not expect adoption of FAS 133 to have a material impact on the results of operations or equity.

     Effective January 1, 2001, the Company is required to adopt statutory basis accounting changes related to the National Association of Insurance Commissioners codification of Statutory Accounting Practices. VFL does not expect these statutory accounting changes to have a significant impact on the Company's operations or statutory capital and surplus.

NOTE 7. OTHER EVENTS

     The Federal Employee Health Benefit Plan (FEHBP) business formerly written by Assurance and assumed by VFL as part of the Reinsurance Pooling Agreement was transferred to another insurance entity owned by CNA on September 1, 2000. All assets and liabilities of this business were transferred through a novation agreement, and VFL was relieved of any ongoing direct or contingent liability with respect to this business. The transfer of this business resulted in no gain or loss to VFL in the transaction and did not have a material impact on results of its operations or equity.

     On October 6, 2000 CNAF, issued a press release announcing the sale of its life reinsurance business to Munich American Reassurance Company, the U.S. subsidiary of Munich RE. A portion of the life reinsurance business is conducted through VFL as part of a Reinsurance Pooling Agreement. The transfer of this business is not expected to have a material impact on results of operations or equity of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 7. OTHER EVENTS -- (CONTINUED)
     The following table summarizes the premiums, income (loss) before income tax and total assets for FEHBP and life reinsurance business.

----------------------------------------------------------------------------------------------------
              PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
              (IN THOUSANDS OF DOLLARS)                    2000       1999        2000        1999
----------------------------------------------------------------------------------------------------
FEDERAL EMPLOYEE HEALTH BENEFIT PLAN:
  Premiums                                                $37,527    $50,403    $137,917    $158,683
  Income (loss) before income tax                             518        858       1,529        (574)
LIFE REINSURANCE:
  Premiums                                                $ 6,662    $ 4,599    $ 17,234    $ 12,050
  Income before income tax                                    667        578       2,266       2,002

---------------------------------------------------------------------------------------------
                                                                SEPTEMBER 30,    DECEMBER 31,
                 (IN THOUSANDS OF DOLLARS)                          2000             1999
---------------------------------------------------------------------------------------------
TOTAL ASSETS:
FEDERAL EMPLOYEE HEALTH BENEFIT PLAN*                              $    --         $35,283
LIFE REINSURANCE                                                    28,458          27,669
=============================================================================================

* FEHBP business transferred September 1, 2000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Valley Forge Life Insurance Company

     We have audited the accompanying balance sheets of Valley Forge Life Insurance Company (a wholly-owned subsidiary of Continental Assurance Company, which is a wholly-owned subsidiary of Continental Casualty Company, a wholly owned subsidiary of CNA Financial Corporation, an affiliate of Loew's Corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedules listed in Item 14. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Valley Forge Life Insurance Company as of December 31, 1999 and 1998, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     As discussed in Note 12 to the financial statements, the Company changed its method of accounting for liabilities for insurance-related assessments in 1999.
Deloitte & Touche LLP
Chicago, Illinois
February 23, 2000

                      VALLEY FORGE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

----------------------------------------------------------------------------------------
DECEMBER 31                                                    1999              1998
(In thousands of dollars)
----------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities available-for-sale (amortized cost:
     $548,444 and $454,635)                                     $  530,512    $  460,516
  Equity securities available-for-sale (cost: $0 and $981)              51         2,218
  Policy loans                                                      93,575        74,150
  Other invested assets                                                433           485
  Short-term investments                                            24,714        81,418
                                                                ----------    ----------
     TOTAL INVESTMENTS                                             649,285       618,787
Cash                                                                 3,529         3,750
Receivables:
  Reinsurance                                                    2,414,553     2,119,897
  Premium and other                                                 82,852        76,690
  Less allowance for doubtful accounts                                 (12)          (26)
Deferred acquisition costs                                         127,297       111,963
Accrued investment income                                           11,066         7,721
Receivables for securities sold                                      2,426            --
Federal income tax recoverable                                       4,316            --
Other                                                                4,883           902
Separate Account business                                          209,183        73,745
----------------------------------------------------------------------------------------
     TOTAL ASSETS                                               $3,509,378    $3,013,429
========================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Insurance reserves:
  Future policy benefits                                        $2,751,396    $2,438,305
  Claims and claim expense                                         139,653        93,001
  Policyholders' funds                                              43,466        42,746
Payables for securities purchased                                    2,421           370
Federal income taxes payable                                            --         6,468
Deferred income taxes                                                2,694         6,213
Due to affiliates                                                   12,435         1,946
Commissions and other payables                                      95,976        86,815
Separate Account business                                          209,183        73,745
                                                                ----------    ----------
     TOTAL LIABILITIES                                           3,257,224     2,749,609
                                                                ----------    ----------
Commitments and contingent liabilities
Stockholder's Equity:
  Common stock ($50 par value; Authorized -- 200,000 shares;
  Issued -- 50,000 shares)                                           2,500         2,500
  Additional paid-in capital                                        69,150        69,150
  Retained earnings                                                191,464       187,683
  Accumulated other comprehensive income (loss)                    (10,960)        4,487
                                                                ----------    ----------
     TOTAL STOCKHOLDER'S EQUITY                                    252,154       263,820
----------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 $3,509,378    $3,013,429
========================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            1999        1998        1997
(In thousands of dollars)
------------------------------------------------------------------------------------------------
Revenues:
  Premiums                                                      $310,719    $315,599    $332,172
  Net investment income                                           39,148      35,539      29,913
  Realized investment gains (losses)                             (19,081)     16,967       4,200
  Other                                                            4,545       7,959       6,872
                                                                --------    --------    --------
                                                                 335,331     376,064     373,157
                                                                --------    --------    --------
Benefits and expenses:
  Insurance claims and policyholders' benefits                   291,547     301,900     307,207
  Amortization of deferred acquisition costs                      13,942      11,807      11,818
  Other operating expenses                                        23,740      35,813      33,505
                                                                --------    --------    --------
                                                                 329,229     349,520     352,530
                                                                --------    --------    --------
  Income before income tax expense and cumulative effect of
     change in accounting principle                                6,102      26,544      20,627
Income tax expense                                                 2,087       9,091       7,297
                                                                --------    --------    --------
  Income before cumulative effect of change in accounting
     principle                                                     4,015      17,453      13,330
  Cumulative effect of change in accounting principle, net
     of tax -- Note 12                                               234          --          --
------------------------------------------------------------------------------------------------
  NET INCOME                                                    $  3,781    $ 17,453    $ 13,330
================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY

----------------------------------------------------------------------------------------------------------------
                                                                                    ACCUMULATED
                                                                                       OTHER
                                           ADDITIONAL   COMPREHENSIVE              COMPREHENSIVE       TOTAL
                                  COMMON    PAID-IN        INCOME       RETAINED      INCOME       STOCKHOLDER'S
   (IN THOUSANDS OF DOLLARS)      STOCK     CAPITAL        (LOSS)       EARNINGS      (LOSS)          EQUITY
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        $2,500    $39,150                     $156,900     $    990        $199,540
Comprehensive income:
  Net income                          --         --       $ 13,330        13,330           --          13,330
  Other comprehensive income          --         --          3,390            --        3,390           3,390
                                                          --------
Total comprehensive income                                $ 16,720
                                  ------    -------       ========      --------     --------        --------
Balance, December 31, 1997         2,500     39,150                      170,230        4,380         216,260
Capital Contribution from
  Assurance                           --     30,000                           --           --          30,000
Comprehensive income:
  Net income                          --         --       $ 17,453        17,453           --          17,453
  Other comprehensive income          --         --            107            --          107             107
                                                          --------
Total comprehensive income                                $ 17,560
                                  ------    -------       ========      --------     --------        --------
Balance, December 31, 1998         2,500     69,150                      187,683        4,487         263,820
Comprehensive income (loss):
  Net income                          --         --       $  3,781         3,781           --           3,781
  Other comprehensive loss            --         --        (15,447)           --      (15,447)        (15,447)
                                                          --------
Total comprehensive loss                                  $(11,666)
                                  ------    -------       ========      --------     --------        --------
BALANCE, DECEMBER 31, 1999        $2,500    $69,150                     $191,464     $(10,960)       $252,154
================================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
DECEMBER 31                                                       1999          1998       1997
(In thousands of dollars)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $     3,781    $  17,453    $  13,330
  Adjustments to reconcile net income to net cash flows
     from operating activities:
     Deferred income tax provision                                 4,924        2,058        2,581
     Realized investment losses (gains)                           19,081      (16,967)      (4,200)
     Amortization of bond discount                                (2,999)      (4,821)      (2,438)
     Changes in:
       Receivables, net                                         (300,832)    (544,920)    (269,787)
       Deferred acquisition costs                                (13,866)     (16,746)     (20,765)
       Accrued investment income                                  (3,345)      (2,476)        (300)
       Due to/from affiliates                                    (10,489)      37,945       31,500
       Federal income taxes payable and receivable               (10,784)         493        2,151
       Insurance reserves                                        380,939      541,560      221,252
       Commissions and other payables and other                   25,642      (18,804)      47,212
                                                             -----------    ---------    ---------
          Total adjustments                                       88,271      (22,678)       7,206
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM OPERATING ACTIVITIES                92,052       (5,225)      20,536
                                                             -----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of fixed maturities                               (1,512,848)    (744,431)    (464,361)
  Proceeds from fixed maturities:
     Sales                                                     1,339,905      741,277      278,459
     Maturities, calls and redemptions                            58,263       33,635       45,442
  Purchases of equity securities                                      --           (5)      (1,334)
  Proceeds from sale of equity securities                          2,647            5        2,447
  Change in short-term investments                                59,455      (73,233)      39,301
  Change in policy loans                                         (19,424)      (7,179)      (6,704)
  Change in other invested assets                                    205          (82)        (580)
  Other, net                                                          --           --           --
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM INVESTING ACTIVITIES               (71,797)     (50,013)    (107,330)
                                                             -----------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Receipts for investment contracts credited to
     policyholder accounts                                        15,901       30,007      111,478
  Return of policyholder account balances on investment
     contracts                                                   (36,377)     (25,584)     (24,878)
  Capital contribution from Assurance                                 --       30,000           --
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM FINANCING ACTIVITIES               (20,476)      34,423       86,600
                                                             -----------    ---------    ---------
          NET CASH FLOWS                                            (221)     (20,815)        (194)
Cash at beginning of period                                        3,750       24,565       24,759
--------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                        $     3,529    $   3,750    $  24,565
==================================================================================================
Supplemental disclosures of cash flow information:
  Federal income taxes paid                                  $     8,260    $   6,651    $   2,488
==================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Valley Forge Life Insurance Company (VFL) is a wholly-owned subsidiary of Continental Assurance Company (Assurance). Assurance is a wholly-owned subsidiary of Continental Casualty Company (Casualty) which is wholly-owned by CNA Financial Corporation (CNAF). Loews Corporation owns approximately 86% of the outstanding common stock of CNAF.

     VFL markets and underwrites insurance products designed to satisfy the life, health insurance and retirement needs of individuals and groups. Products available in individual policy form include annuities as well as term and universal life insurance. Products available in group policy form include life, pension, accident and health insurance.

     The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its separate account business, to its parent, Assurance. This ceded business is then pooled with the business of Assurance, which excludes Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Certain amounts applicable to prior years have been reclassified to conform to classifications followed in 1999.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSURANCE

     PREMIUM REVENUE- Revenues on universal life type contracts are comprised of contract charges and fees which are recognized over the coverage period. Accident and health insurance premiums are earned ratably over the terms of the policies after provision for estimated adjustments on retrospectively rated policies and deductions for ceded insurance. Other life insurance premiums are recognized as revenue when due, after deductions for ceded insurance.

     FUTURE POLICY BENEFIT RESERVES- Reserves for traditional life insurance products (whole and term life products) are computed based upon the net level premium method using actuarial assumptions as to interest rates, mortality, morbidity, withdrawals and expenses. Actuarial assumptions include a margin for adverse deviation and generally vary by plan, age at issue and policy duration. Interest rates range from 3% to 9%, and mortality, morbidity and withdrawal assumptions reflect VFL and industry experience prevailing at the time of issue. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium paying period. Reserves for universal life-type contracts are equal to the account balances that accrue to the benefit of the policyholders. Interest crediting rates ranged from 4.45% to 7.25% for the three years ended December 31, 1999.

     CLAIM AND CLAIM EXPENSE RESERVES- Claim reserves include provisions for reported claims in the course of settlement and estimates of unreported losses based upon past experience and estimates of future expenses to be incurred in settlement of claims.

     REINSURANCE- In addition to the Reinsurance Pooling Agreement with Assurance, VFL also assumes and cedes insurance with other insurers and reinsurers and members of various reinsurance pools and associations. VFL utilizes reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposures on larger risks. The reinsurance coverages are tailored to the specific risk characteristics of each product line with VFL's retained amount varying by type of coverage. VFL's reinsurance includes

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) coinsurance, yearly renewable term and facultative programs. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability and future policy benefit reserves.

     DEFERRED ACQUISITION COSTS- Cost of acquiring life insurance business are capitalized and amortized based on assumptions consistent with those used for computing future policy benefit reserves. Acquisition costs on traditional life business are amortized over the assumed premium paying periods. Universal life and annuity acquisition costs are amortized in proportion to the present value of the estimated gross profits over the products' assumed durations. To the extent that unrealized gains or losses on available-for-sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment to the unrealized gains or losses included in stockholder's equity.

INVESTMENTS

     VALUATION OF INVESTMENTS- VFL classifies its fixed maturities and its equity securities as available-for-sale, and as such, they are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net investment income.

     Policy loans are carried at unpaid balances. Short-term investments, which have an original maturity of one year or less, are carried at amortized cost which approximates market value. VFL has no real estate or mortgage loans.

     VFL records its derivative securities at fair value at the reporting date and changes in fair value are reflected in realized investment gains and losses. VFL's derivatives are made up of interest rate caps and purchased options and are classified as other invested assets.

     INVESTMENT GAINS AND LOSSES- All securities transactions are recorded on the trade date. Realized investment gains and losses are determined on the basis of the cost of the specific securities sold. Unrealized investment gains and losses on fixed maturities and equity securities are reflected as part of stockholder's equity, net of applicable deferred income taxes and deferred acquisition costs. Investments are written down to estimated fair values and losses are charged to income when a decline in value is considered to be other than temporary.

     SECURITIES LENDING ACTIVITIES- VFL lends securities to unrelated parties, primarily major brokerage firms. Borrowers of these securities must deposit collateral with VFL equal to 100% of the fair value of the securities if the collateral is cash, or 102% if the collateral is securities. Cash deposits from these transactions are invested in short term investments (primarily commercial paper) and a liability is recognized for the obligation to return the collateral. VFL continues to receive the interest on loaned debt securities as beneficial owner, and accordingly, loaned debt securities are included in fixed maturity securities. VFL had no securities on loan at December 31, 1999 or 1998.

     SEPARATE ACCOUNT BUSINESS- VFL writes certain variable annuity contracts and universal life policies. The supporting assets and liabilities of these contracts and policies are legally segregated and reflected as assets and liabilities of Separate Account business. Substantially all assets of the Separate Account business are carried at fair value. Separate Account liabilities are principally obligations due to contractholders and are carried at contract values.

INCOME TAXES

     VFL accounts for income taxes under the liability method. Under the liability method deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities. Temporary differences primarily relate to insurance reserves, deferred acquisition costs and net unrealized investment gains or losses.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS

     The significant components of net investment income are presented in the following table:

NET INVESTMENT INCOME

---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998       1997
(In thousands of dollars)
---------------------------------------------------------------------------------------------
Fixed maturities -- Taxable bonds                               $30,851    $27,150    $20,669
Equity securities                                                    54         72         72
Policy loans                                                      4,963      4,760      4,264
Short-term investments                                            2,969      3,803      4,885
Other                                                               778        105        201
                                                                -------    -------    -------
                                                                 39,615     35,890     30,091
Investment expense                                                  467        351        178
---------------------------------------------------------------------------------------------
  NET INVESTMENT INCOME                                         $39,148    $35,539    $29,913
=============================================================================================

     Net realized investment gains (losses) and unrealized appreciation (depreciation) in investments are set forth in the following table:

ANALYSIS OF INVESTMENT GAINS (LOSSES)

----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998        1997
(In thousands of dollars)
----------------------------------------------------------------------------------------------
Realized investment gains (losses):
Fixed maturities                                                $(20,981)   $16,907    $ 3,333
Equity securities                                                  1,667          0      1,021
Other                                                                233         60       (154)
                                                                --------    -------    -------
                                                                 (19,081)    16,967      4,200
Income tax benefit (expense)                                       6,679     (5,938)    (1,470)
                                                                --------    -------    -------
  Net realized investment gains (losses)                         (12,402)    11,029      2,730
                                                                --------    -------    -------
Change in net unrealized investment gains (losses):
Fixed maturities                                                 (23,813)       441      5,806
Equity securities                                                 (1,186)       (42)      (607)
Adjustment to deferred policy acquisition costs related to
  unrealized gains (losses) and other                              1,235       (235)        20
                                                                --------    -------    -------
                                                                 (23,764)       164      5,219
Deferred income tax (expense) benefit                              8,317        (57)    (1,829)
                                                                --------    -------    -------
  Change in net unrealized investment gains (losses)             (15,447)       107      3,390
----------------------------------------------------------------------------------------------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)         $(27,849)   $11,136    $ 6,120
==============================================================================================

SUMMARY OF GROSS REALIZED INVESTMENT GAINS (LOSSES)
FOR FIXED MATURITIES AND EQUITY SECURITIES

---------------------------------------------------------------------------------------------------------------------
                                               1999                        1998                        1997
YEAR ENDED DECEMBER 31                 FIXED         EQUITY        FIXED         EQUITY        FIXED         EQUITY
    (IN THOUSANDS OF DOLLARS)        MATURITIES    SECURITIES    MATURITIES    SECURITIES    MATURITIES    SECURITIES
---------------------------------------------------------------------------------------------------------------------
Proceeds from sales                  $1,339,905    $    2,647    $  741,277    $        5    $  278,459    $    2,447
                                     ==========    ==========    ==========    ==========    ==========    ==========
Gross realized gains                 $    4,399    $    1,667    $   17,604    $       --    $    4,793    $    1,113
Gross realized losses                   (25,380)           --          (697)           --        (1,460)          (92)
---------------------------------------------------------------------------------------------------------------------
  NET REALIZED GAINS (LOSSES) ON
     SALES                           $  (20,981)   $    1,667    $   16,907    $       --    $    3,333    $    1,021
=====================================================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS -- (CONTINUED)
ANALYSIS OF NET UNREALIZED INVESTMENT GAINS (LOSSES)
INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

--------------------------------------------------------------------------------------------------------
DECEMBER 31                                1999                             1998
(IN THOUSANDS OF DOLLARS)                  GAINS      LOSSES       NET       GAINS     LOSSES       NET
--------------------------------------------------------------------------------------------------------
Fixed maturities                          $  666    $(18,598)   $(17,932)   $6,926    $(1,045)   $ 5,881
Equity securities                             51          --          51     1,237         --      1,237
Adjustment to deferred policy
  acquisition costs related to
  unrealized gains (losses) and other      1,468        (448)      1,020        --       (215)      (215)
                                          ------    --------    --------    ------    -------    -------
                                          $2,185    $(19,046)    (16,861)   $8,163    $(1,260)     6,903
                                          ======    ========                ======    =======
Deferred income tax benefit (expense)                              5,901                          (2,416)
--------------------------------------------------------------------------------------------------------
  NET UNREALIZED INVESTMENT GAINS
     (LOSSES)                                                   $(10,960)                        $ 4,487
========================================================================================================

SUMMARY OF INVESTMENTS IN FIXED MATURITIES
AND EQUITY SECURITIES AVAILABLE FOR SALE

-------------------------------------------------------------------------------------------------------
                                                                 GROSS           GROSS
DECEMBER 31, 1999                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS OF DOLLARS)                         COST           GAINS           LOSSES         VALUE
-------------------------------------------------------------------------------------------------------
U.S. Treasuries and obligations of
  government agencies                           $253,041         $   --         $ 6,988        $246,053
Asset-backed securities                          107,275             50           4,200         103,125
Corporate securities                             164,140             98           6,914         157,324
Other debt securities                             23,988            518             496          24,010
                                                --------         ------         -------        --------
  Total fixed maturities                         548,444            666          18,598         530,512
Equity securities                                     --             51              --              51
-------------------------------------------------------------------------------------------------------
  TOTAL                                         $548,444         $  717         $18,598        $530,563
=======================================================================================================

DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------
U.S. Treasuries and obligations of
  government agencies                           $223,743         $1,601         $   563        $224,781
Asset-backed securities                          109,207          1,163             180         110,190
Corporate securities                              98,466          2,512              81         100,897
Other debt securities                             23,219          1,650             221          24,648
                                                --------         ------         -------        --------
  Total fixed maturities                         454,635          6,926           1,045         460,516
Equity securities                                    981          1,237              --           2,218
-------------------------------------------------------------------------------------------------------
  TOTAL                                         $455,616         $8,163         $ 1,045        $462,734
=======================================================================================================

SUMMARY OF INVESTMENTS IN FIXED MATURITIES BY CONTRACTUAL MATURITY

-------------------------------------------------------------------------------------
DECEMBER 31, 1999                                               AMORTIZED      FAIR
(IN THOUSANDS OF DOLLARS)                                         COST        VALUE
-------------------------------------------------------------------------------------
Due in one year or less                                         $  4,130     $  4,115
Due after one year through five years                            180,447      176,798
Due after five years through ten years                           194,438      188,778
Due after ten years                                               62,154       57,697
Asset-backed securities not due at a single maturity date        107,275      103,124
-------------------------------------------------------------------------------------
  TOTAL                                                         $548,444     $530,512
=====================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS -- (CONTINUED)
     Actual maturities may differ from contractual maturities because securities may be called or prepaid with or without call or prepayment penalties.

     There are no investments, other than equity securities, that have not produced income for the years ended December 31, 1999 and 1998. Except for investments in securities of the U.S. Government and its Agencies, there are no investments in a single issuer that when aggregated exceed 10% of stockholder's equity at December 31, 1999.

     Securities with carrying values of $2.7 million and $2.8 million were deposited by VFL under requirements of regulatory authorities as of December 31, 1999 and 1998, respectively.

NOTE 3. FINANCIAL INSTRUMENTS

     In the normal course of business, VFL invests in various financial assets, incurs various financial liabilities, and enters into agreements involving derivative securities, including off-balance sheet financial instruments.

     Fair values are required to be disclosed for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. The estimates presented herein are subjective in nature and are not necessarily indicative of the amounts VFL could realize in a current market exchange.

     All non-financial instruments such as deferred acquisition costs, reinsurance receivables, deferred income taxes and insurance reserves are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of VFL.

     The carrying amounts reported in the balance sheet approximate fair value for cash, short-term investments, accrued investment income, receivables for securities sold, payables for securities purchased and certain other assets and other liabilities because of their short-term nature. Accordingly, these financial instruments are not listed in the table below. The carrying amounts and estimated fair values of VFL's other financial instrument assets and liabilities are listed below:

-----------------------------------------------------------------------------------------------------
                                                              1999                      1998
DECEMBER 31                                          CARRYING    ESTIMATED     CARRYING    ESTIMATED
(IN THOUSANDS OF DOLLARS)                             AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
-----------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Investments:
  Fixed maturities                                   $530,512     $530,512     $460,516     $460,516
  Equity securities                                        51           51        2,218        2,218
  Policy loans                                         93,575       87,156       74,150       72,148
  Other                                                   433          433          485          485
  Separate Account business:
  Fixed maturities                                     12,999       12,999          247          247
  Equity securities (primarily mutual funds)          175,772      175,772       55,577       55,577
  Other                                                   119          119          340          340
FINANCIAL LIABILITIES
  Premium deposits and annuity contracts              294,777      278,810      332,665      312,979

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 3. FINANCIAL INSTRUMENTS -- (CONTINUED)
     The following methods and assumptions were used by VFL in estimating the fair value amounts for financial instruments:

          Fixed maturities and equity securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services, costs to settle, or quoted market prices of comparable instruments.

          The fair values for policy loans are estimated using discounted cash flow analyses at interest rates currently offered for similar loans to borrowers with comparable credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

          Valuation techniques to determine fair value of Separate Account business assets consist of discounted cash flows and quoted market prices of (a) the investments or (b) comparable instruments. The fair value of Separate Account business liabilities approximates their carrying value.

          Premium deposits and annuity contracts are valued based on cash surrender values and the outstanding fund balances.

     VFL invests from time to time in certain derivative financial instruments primarily to reduce its exposure to market risk. Financial instruments used for such purposes may include interest rate caps, put and call options, commitments to purchase securities, futures and forwards. VFL also uses derivatives to mitigate the risk associated with certain guaranteed annuity contracts by purchasing certain options in a notional amount equal to the original customer deposit. VFL generally does not hold or issue these instruments for trading purposes.

     Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period of time.

     An interest rate cap consists of a guarantee given by the issuer to the purchaser in exchange for the payment of a premium. This guarantee states that if interest rates rise above a specified rate, the issuer will pay to the purchaser the difference between the then current market rate and the specified rate on the notional principal amount. The notional principal amount is not actually borrowed or repaid.

     Derivative financial instruments consist of interest rate caps in the general account and purchased options in the Separate Accounts at December 31, 1999. The gross notional principal or contractual amounts of derivative financial instruments in the general account at December 31, 1999 and 1998 totaled $50 million. The gross notional principal or contractual amounts of derivative financial instruments in the Separate Accounts was $295 thousand at December 31, 1999 and was $1.5 million at December 31, 1998 as the separate accounts sold approximately $1.2 million of notional value in 1999. The contract of notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     The fair values associated with derivative financial instruments are generally affected by interest rates, equity stock prices and foreign exchange rates. The credit exposure associated with these instruments is generally limited to the unrealized fair value of the instruments and will vary based on the credit worthiness of the counterparties. The risk of default depends on the creditworthiness of the counterparty to the instrument. Although VFL is exposed to the aforementioned credit risk, it does not expect any counterparty to fail to perform as contracted based on the creditworthiness of the counterparties. Due to the nature of the derivative securities, VFL does not require collateral.

     The fair value of derivatives generally reflects the estimated amounts that VFL would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for substantially all of VFL's derivatives. For securities not actively traded, fair values are estimated using values obtained from independent

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 3. FINANCIAL INSTRUMENTS -- (CONTINUED) pricing services, costs to settle, or quoted market prices of comparable instruments. The fair value of derivative financial assets (liabilities) in the general account and Separate Accounts at December 31, 1999 totaled $0.4 million and $0.1 million, respectively, and compares to $0.1 million and $0.5 million, respectively, at December 31, 1998. Net realized gains (losses) on derivative financial instruments at December 31, 1999 totaled $0.4 million in the general account and ($0.1) million in the Separate Accounts. At December 31, 1998, net realized losses on derivative financial instruments held in the general account totaled $0.2 million and net realized gains on derivatives in the Separate Accounts were $0.1 million.

NOTE 4. STATUTORY CAPITAL AND SURPLUS (UNAUDITED)

     Statutory capital and surplus and net income for VFL are determined in accordance with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. VFL has no material permitted accounting practices. VFL had statutory net income of $8.3 million for the year ended December 31, 1999 and statutory net losses of $8.1 million, and $1.0 million for the years ended December 31, 1998, and 1997 respectively. The statutory net losses for 1998 and 1997 were primarily due to the immediate expensing of acquisition costs which were substantial and related sales of individual life and annuity products. Under GAAP, such costs are capitalized and amortized to income over the duration of these contracts. Statutory capital and surplus for VFL was $153.1 million, 147.1 million, and $125.3 million at December 31, 1999, 1998, and 1997, respectively.

     The payment of dividends by VFL to Assurance without prior approval of the Pennsylvania Insurance Department is limited to formula amounts. As of December 31, 1999, dividends of approximately $15.7 million were not subject to prior Insurance Department approval.

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME

     Comprehensive income is comprised of all changes to stockholder's equity, including net income, except those changes resulting from investments by, and distributions to, the stockholder. Other comprehensive income (loss) is comprehensive income exclusive of net income. The change in the components of accumulated other comprehensive income (loss) are shown in the following tables.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME -- (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                                               TAX
YEAR ENDED DECEMBER 31                                          PRE-TAX     (EXPENSE)      NET
(IN THOUSANDS OF DOLLARS)                                        AMOUNT      BENEFIT      AMOUNT
-------------------------------------------------------------------------------------------------
1999
Net unrealized gains (losses) on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $(19,684)    $ 6,889     $(12,795)
Adjustment for (gains) losses included in net income              (4,080)      1,428       (2,652)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME (LOSSES)                     $(23,764)    $ 8,317     $(15,447)
=================================================================================================
1998
Net unrealized gains on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $  3,756     $(1,314)    $  2,442
Adjustment for (gains) losses included in net income              (3,592)      1,257       (2,335)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME                              $    164     $   (57)    $    107
=================================================================================================
1997
Net unrealized gains (losses) on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $  6,447     $(2,256)    $  4,191
Adjustment for (gains) losses included in net income              (1,228)        427         (801)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME                              $  5,219     $(1,829)    $  3,390
=================================================================================================

NOTE 6. BENEFIT PLANS

     VFL has no employees as it has contracted with Casualty for services provided by Casualty employees. As Casualty is a wholly-owned subsidiary of CNAF, all Casualty employees are covered by CNAF's Benefit Plans. The plans are discussed below.

PENSION PLAN

     CNAF has noncontributory pension plans covering all full-time employees age 21 or over that have completed at least one year of service. While the benefits for the plans vary, they are generally based on years of credited service and the employee's highest sixty consecutive months of compensation. Casualty is included in the CNA Employees' Retirement Plan and VFL is allocated a share of these expenses. The net pension cost allocated to VFL was $1.0 million, $1.1 million and $4.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

     CNAF provides certain health and dental care benefits for eligible retirees through age 64, and provides life insurance and reimbursement of Medicare Part B premiums for all eligible retired persons. CNAF funds benefit costs principally on the basis of current benefit payments. Net postretirement benefit cost allocated to VFL was $0.3 million, $0.5 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 6. BENEFIT PLANS -- (CONTINUED)
SAVINGS PLAN

     Casualty is included in the CNA Employees' Savings Plan, which is a contributory plan that allows employees to make regular contributions of up to 16% of their salary subject to limitations prescribed by the Internal Revenue Service. VFL is allocated a share of CNA Employees' Savings Plan expenses. CNAF contributes an amount equal to 70% of the first 6% of salary contributed by the employee. CNAF contributions allocated to and expensed by VFL for the Savings Plan were $0.2 million in each year 1999, 1998 and 1997.

NOTE 7. INCOME TAXES

     VFL is taxed under the provisions of the Internal Revenue Code, as applicable to life insurance companies, and is included along with Assurance, its parent company, which is ultimately included in the consolidated Federal income tax return of Loews. The Federal income tax provision of VFL generally is computed on a stand-alone basis, as if VFL was filing its own separate tax return.

     VFL maintains a special tax memorandum account designated as the "Shareholder's Surplus Account." Dividends from this account may be distributed to the shareholder without resulting in any additional tax. The amount in the Shareholder's Surplus Account was $151.6 million and $156.3 million at December 31, 1999 and 1998, respectively. Another tax memorandum account, defined as the "Policyholders' Surplus Account," totaled $5.4 million at both December 31, 1999 and 1998. No further additions to this account are allowed. Amounts accumulated in the Policyholders' Surplus Account are subject to income tax if distributed to the stockholder. VFL has no plans for such a distribution and as a result, has not provided for such a tax.

     Significant components of VFL's net deferred tax liabilities as of December 31, 1999 and 1998 are shown in the table below:

------------------------------------------------------------------------------------
DECEMBER 31                                                       1999        1998
(In thousands of dollars)
------------------------------------------------------------------------------------
Insurance reserves                                              $ 20,715    $ 26,880
Deferred acquisition costs                                       (45,457)    (37,729)
Investment valuation                                               4,166       3,693
Net unrealized gains                                               5,901      (2,416)
Annuity deposits and other                                         9,349       1,009
Other, net                                                         2,632       2,350
------------------------------------------------------------------------------------
  NET DEFERRED TAX LIABILITIES                                  $ (2,694)   $ (6,213)
====================================================================================

     At December 31, 1999, gross deferred tax assets and liabilities amounted to $44.3 million and $47.0 million, respectively. Gross deferred tax assets and liabilities, at December 31, 1998, amounted to $35.5 million and $41.7 million, respectively.

     The components of income tax expense are as follows:

-------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998      1997
(In thousands of dollars)
-------------------------------------------------------------------------------------------
Current tax expense (benefit)                                   $(2,837)   $7,033    $4,716
Deferred tax expense                                              4,924     2,058     2,581
-------------------------------------------------------------------------------------------
  TOTAL INCOME TAX EXPENSE                                      $ 2,087    $9,091    $7,297
===========================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 7. INCOME TAXES -- (CONTINUED)
     A reconciliation of the statutory federal income tax rate on income is as follows:

--------------------------------------------------------------------------------------------------------
                                                           % OF                % OF                % OF
YEAR ENDED DECEMBER 31                                    PRETAX              PRETAX              PRETAX
(IN THOUSANDS OF DOLLARS)                        1999     INCOME     1998     INCOME     1997     INCOME
--------------------------------------------------------------------------------------------------------
Income taxes at statutory rates                 $2,136     35.0     $9,290     35.0     $7,219     35.0
Other                                              (49)    (0.8)      (199)    (0.8)        78      0.4
--------------------------------------------------------------------------------------------------------
  INCOME TAX AT EFFECTIVE RATES                 $2,087     34.2     $9,091     34.2     $7,297     35.4
========================================================================================================

NOTE 8. REINSURANCE

     The ceding of insurance does not discharge primary liability of VFL. VFL places reinsurance with other carriers only after careful review of the nature of the contract and a thorough assessment of the reinsurers' credit quality and claim settlement performance. For carriers that are not authorized reinsurers in VFL's state of domicile, VFL receives collateral, primarily in the form of bank letters of credit.

     In the table below, the majority of life premium revenue is from long duration type contracts, while the majority of accident and health insurance premiums is from short duration contracts. The effects of reinsurance on premium revenues are shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                            PREMIUMS
YEAR ENDED DECEMBER 31                    --------------------------------------------    ASSUMED/NET
(IN THOUSANDS OF DOLLARS)                  DIRECT     ASSUMED      CEDED        NET            %
-----------------------------------------------------------------------------------------------------
1999
  Life                                    $633,764    $109,964    $666,003    $ 77,725        141%
  Accident and Health                        6,539     232,994       6,539     232,994        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $640,303    $342,958    $672,542    $310,719        110%
                                          ========    ========    ========    ========
1998
  Life                                    $687,644    $ 78,156    $690,541    $ 75,259        104%
  Accident and Health                        4,158     240,340       4,158     240,340        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $691,802    $318,496    $694,699    $315,599        101%
                                          ========    ========    ========    ========
1997
  Life                                    $564,891    $ 81,502    $567,217    $ 79,176        103%
  Accident and Health                        2,776     252,996       2,776     252,996        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $567,667    $334,498    $569,993    $332,172        101%
=====================================================================================================

     Transactions with Assurance, as part of the Pooling Agreement described in
Note 1, are reflected in the above table. Premium revenues ceded to non-affiliated companies were $395.2 million, $263.4 million and $116.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Additionally, benefits and expenses for insurance claims and policyholder benefits are net of reinsurance recoveries from non-affiliated companies of $263.4 million, $203.4 million and $77.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Reinsurance receivables reflected on the balance sheets are amounts recoverable from reinsurers who have assumed a portion of the Company's insurance reserves. These balances are principally due from Assurance pursuant the Reinsurance Pooling Agreement.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 8. REINSURANCE -- (CONTINUED)
     The impact of reinsurance, including transactions with Assurance, on life insurance in force is shown in the following schedule:

----------------------------------------------------------------------------------------------------
                                                    LIFE INSURANCE IN FORCE
                                           ------------------------------------------    ASSUMED/NET
(IN MILLIONS OF DOLLARS)                    DIRECT     ASSUMED     CEDED        NET           %
----------------------------------------------------------------------------------------------------
December 31, 1999                          $267,102    $42,629    $281,883    $27,848       153.1%
December 31, 1998                          $224,615    $32,253    $230,734    $26,134       123.4
December 31, 1997                          $166,308    $25,557    $168,353    $23,512       108.7

NOTE 9. RELATED PARTIES

     As discussed in Note 1, VFL is party to a Reinsurance Pooling Agreement with its parent, Assurance. In addition, VFL is party to the CNA Intercompany Expense Agreement whereby expenses incurred by CNAF and each of its subsidiaries are allocated to the appropriate companies. All acquisition and underwriting expenses allocated to VFL are further subject to the Reinsurance Pooling Agreement with Assurance, so that acquisition and underwriting expenses recognized by VFL are ten percent of the acquisition and underwriting expenses of the combined pool. Pursuant to the foregoing agreements, VFL recorded amortization of deferred acquisition costs and other operating expenses totaling $37.5 million, $47.6 million and $45.3 million for 1999, 1998 and 1997, respectively. Expenses of VFL exclude $5.6 million, $9.2 million and $9.9 million of general and administrative expenses incurred by VFL and allocated to CNAF for the years ended December 31, 1999, 1998 and 1997 respectively. At December 31, 1999 VFL had a payable of $12.4 million to affiliated companies and a $1.9 million payable at December 31, 1998.

     There are no interest charges on intercompany receivables or payables. In 1998, Assurance made a $30.0 million capital contribution to VFL.

NOTE 10. LEGAL

     VFL is party to litigation arising in the ordinary course of business. The outcome of this litigation will not, in the opinion of management, materially affect the results of operations or stockholder's equity of VFL.

NOTE 11. BUSINESS SEGMENTS

     VFL operates in one reportable segment, the business of which is to market and underwrite insurance products designed to satisfy the life, health and retirement needs of individuals and groups. VFL products are distributed primarily in the United States. Premium revenues earned outside the United States are not material.

     The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its Separate Account business, to Assurance which is then pooled with the business of Assurance, excluding Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 11. BUSINESS SEGMENTS -- (CONTINUED)
     The following presents premiums by product group for each of the years in the three years ended December 31, 1999:

------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            1999        1998        1997
(In thousands of dollars)
------------------------------------------------------------------------------------------------
Life                                                            $ 77,725    $ 75,259    $ 79,176
Accident and Health                                              232,994     240,340     252,996
------------------------------------------------------------------------------------------------
  TOTAL                                                         $310,719    $315,599    $332,172
================================================================================================

     Assurance provides health insurance benefits to postal and other federal employees under the Federal Employees Health Benefit Plan (FEHBP). Premiums under this contract totaled $2.1 billion, $2.0 billion and $2.1 billion for the years ended December 31, 1999, 1998 and 1997, respectively, and the portion of these premiums assumed by VFL under the Reinsurance Pooling Agreement totaled $209 million, $202 million and $212 million for the years ended December 31, 1999, 1998 and 1997 respectively.

NOTE 12. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In the first quarter of 1999, VFL adopted Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 requires that insurance companies recognize liabilities for insurance-related assessments when an assessment is probable and will be imposed, when it can be reasonably estimated, and when the event obligating the entity to pay or probable assessment has occurred on or before the date of the financial statements. Adoption of SOP 97-3 resulted in an after tax charge of $234 thousand ($360 thousand, pretax) as a cumulative effect of a change in accounting principle. The pro forma effect of adoption on reported results for prior periods is not significant.



                                   APPENDIX A
                         ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a policy change with investment performance over an extended period of time. The tables illustrate how policy values, cash surrender values and death benefits under a policy covering an insured (or joint insureds in the case of Last to Die Policy) of a given age on the policy date, would vary over time and the return on the assets in each portfolio with an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12 % but fluctuated over and under those averages throughout the years shown. The tables assume that only a single premium has been paid. The tables also show the single premium accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the premium is allocated equally among the 31 investment options available under the policy, and that no amounts are allocated to the fixed account options.

The illustrations reflect the fact that the net investment returns on the assets held in the investment options is lower than the gross after tax return of the selected underlying portfolios. The tables assume a simple arithmetic average annual expense ratio of 0.95% of the average daily net assets of the portfolios available. The tables also assume that the waivers and/or reimbursements, if any, for the available portfolios will continue for the periods shown.

In addition, the illustrations reflect a daily charge assessed against the investment options for assuming certain mortality and expense risks (expense charges), which are equivalent to an effective annual charge of 0.90% during policy years 1-10 and 0.45% during policy years 11 and later. After deduction of portfolio expenses and the mortality and expense charges, the illustrated gross annual investment rates of return 0%, 6% and 12% would correspond to approximate
net annual rates of     -1.85%,  4.15%,  and 10.15% ,       respectively  during
policy years 1-10 and     1.40%,  4.60%,  and 10.60%      during policy years 11
and later.

The illustration also reflects the deduction of the monthly deduction for the hypothetical insured. The surrender charge is reflected in the cash surrender value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assumes no loan amount or partial withdrawals/ surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our Preferred Nonsmoker risk class. Upon request, you will be furnished with a comparable illustration based on the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.




                                           ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE     POLICY

    Male Issue Age 45
Preferred Non-Smoker

3,073 Annual Planned Premium
250,000 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance
Target Premium is $3072.50



                                   Hypothetical 0%                   Hypothetical 6%                     Hypothetical 12%
              Premiums         Gross Investment Return          Gross Investment Return              Gross Investment Return
  End of    Accumulated              Cash                             Cash                                   Cash
  Policy       At 5%        Cash   Surrender     Death       Cash   Surrender      Death        Cash      Surrender       Death
   Year       Per Year     Value     Value      Benefit     Value     Value       Benefit       Value       Value        Benefit
    1                3,226   2,083          0       250,000   2,233          0        250,000     2,383              0      250,000
    2                6,614   4,070        320       250,000   4,497        747        250,000     4,943          1,193      250,000
    3               10,170   5,956      2,206       250,000   6,791      3,041        250,000     7,698          3,948      250,000
    4               13,905   7,741      3,991       250,000   9,112      5,362        250,000    10,662          6,912      250,000
    5               17,826   9,417      5,667       250,000  11,452      7,702        250,000    13,851         10,101      250,000
    6               21,944  10,982      7,982       250,000  13,811     10,811        250,000    17,286         14,286      250,000
    7               26,267  12,422     10,172       250,000  16,173     13,923        250,000    20,977         18,727      250,000
    8               30,807  13,724     12,224       250,000  18,524     17,024        250,000    24,940         23,440      250,000
    9               35,573  14,877     14,127       250,000  20,852     20,102        250,000    29,193         28,443      250,000
    10              40,578  15,863     15,863       250,000  23,138     23,138        250,000    33,752         33,752      250,000
    11              45,833  16,748     16,748       250,000  25,486     25,486        250,000    38,820         38,820      250,000
    12              51,351  17,440     17,440       250,000  27,774     27,774        250,000    44,288         44,288      250,000
    13              57,144  17,930     17,930       250,000  29,994     29,994        250,000    50,202         50,202      250,000
    14              63,228  18,204     18,204       250,000  32,127     32,127        250,000    56,608         56,608      250,000
    15              69,615  18,233     18,233       250,000  34,148     34,148        250,000    63,553         63,553      250,000
    16              76,322  17,992     17,992       250,000  36,026     36,026        250,000    71,092         71,092      250,000
    17              83,364  17,449     17,449       250,000  37,730     37,730        250,000    79,292         79,292      250,000
    18              90,759  16,560     16,560       250,000  39,214     39,214        250,000    88,223         88,223      250,000
    19              98,523  15,273     15,273       250,000  40,421     40,421        250,000    97,968         97,968      250,000
    20             106,675  13,530     13,530       250,000  41,291     41,291        250,000   108,629        108,629      250,000
    21             115,235  11,271     11,271       250,000  41,761     41,761        250,000   120,335        120,335      250,000







    22             124,223   8,444      8,444       250,000  41,769     41,769        250,000   133,256        133,256      250,000
    23             133,660   4,982      4,982       250,000  41,240     41,240        250,000   147,591        147,591      250,000
    24             143,569     813        813       250,000  40,093     40,093        250,000   163,588        163,588      250,000
    25 *           153,974       0          0             0  38,216     38,216        250,000   181,550        181,550      250,000
    26             164,898       0          0             0  35,457     35,457        250,000   201,844        201,844      250,000
    27             176,369       0          0             0  31,482     31,482        250,000   224,903        224,903      252,131
    28             188,414       0          0             0  26,293     26,293        250,000   250,731        250,731      276,101
    29             201,061       0          0             0  19,432     19,432        250,000   279,271        279,271      301,978
    30             214,340       0          0             0  10,505     10,505        250,000   310,872        310,872      329,964
--------------------------------------------------------------------------------------------- --------- ---------------------------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                           ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Male Issue Age 45
Preferred Non-Smoker
3,073 Annual Planned Premium
250,000 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance
Target Premium is $3072.50


                                   Hypothetical 0%                   Hypothetical 6%                    Hypothetical 12%
             Premiums         Gross Investment Return            Gross Investment Return            Gross Investment Return
  End of   Accumulated                Cash                             Cash                                  Cash
  Policy      At 5%         Cash    Surrender     Death      Cash    Surrender       Death       Cash     Surrender      Death
   Year      Per Year      Value      Value      Benefit    Value      Value        Benefit      Value      Value       Benefit
    1              3,226      2,363          0      250,000   2,522            0       250,000      2,680           0      250,000
    2              6,614      4,520        770      250,000   4,979        1,229       250,000      5,458       1,708      250,000
    3             10,170      6,471      2,721      250,000   7,368        3,618       250,000      8,342       4,592      250,000
    4             13,905      8,276      4,526      250,000   9,743        5,993       250,000     11,403       7,653      250,000
    5             17,826      9,982      6,232      250,000  12,151        8,401       250,000     14,709      10,959      250,000
    6             21,944     11,628      8,628      250,000  14,633       11,633       250,000     18,327      15,327      250,000
    7             26,267     13,198     10,948      250,000  17,174       14,924       250,000     22,271      20,021      250,000
    8             30,807     14,729     13,229      250,000  19,814       18,314       250,000     26,615      25,115      250,000







    9             35,573     16,227     15,477      250,000  22,563       21,813       250,000     31,406      30,656      250,000
    10            40,578     17,668     17,668      250,000  25,403       25,403       250,000     36,669      36,669      250,000
    11            45,833     19,103     19,103      250,000  28,431       28,431       250,000     42,613      42,613      250,000
    12            51,351     20,393     20,393      250,000  31,484       31,484       250,000     49,094      49,094      250,000
    13            57,144     21,545     21,545      250,000  34,570       34,570       250,000     56,185      56,185      250,000
    14            63,228     22,580     22,580      250,000  37,714       37,714       250,000     63,979      63,979      250,000
    15            69,615     23,537     23,537      250,000  40,957       40,957       250,000     72,595      72,595      250,000
    16            76,322     24,195     24,195      250,000  44,097       44,097       250,000     81,954      81,954      250,000
    17            83,364     24,774     24,774      250,000  47,338       47,338       250,000     92,331      92,331      250,000
    18            90,759     25,236     25,236      250,000  50,653       50,653       250,000    103,825     103,825      250,000
    19            98,523     25,657     25,657      250,000  54,117       54,117       250,000    116,627     116,627      250,000
    20           106,675     26,054     26,054      250,000  57,756       57,756       250,000    130,905     130,905      250,000
    21           115,235     26,447     26,447      250,000  61,597       61,597       250,000    146,842     146,842      250,000
    22           124,223     26,619     26,619      250,000  65,465       65,465       250,000    164,537     164,537      250,000
    23           133,660     26,548     26,548      250,000  69,349       69,349       250,000    184,223     184,223      250,000
    24           143,569     26,210     26,210      250,000  73,238       73,238       250,000    206,178     206,178      250,000
    25           153,974     25,576     25,576      250,000  77,122       77,122       250,000    230,647     230,647      265,373
    26           164,898     24,617     24,617      250,000  80,988       80,988       250,000    257,642     257,642      293,879
    27           176,369     23,303     23,303      250,000  84,827       84,827       250,000    287,449     287,449      322,173
    28           188,414     21,605     21,605      250,000  88,632       88,632       250,000    320,382     320,382      352,724
    29           201,061     19,482     19,482      250,000  92,390       92,390       250,000    356,796     356,796      385,729
    30           214,340     16,882     16,882      250,000  96,084       96,084       250,000    397,091     397,091      421,405
------------------------ ------------------------------------------------------- -------------------------------------------------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                          ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Male Issue Age 45
Preferred Non-Smoker

11,879 Annual Planned Premium
250,000 Specified Amount
Increasing Death Benefit Option
Using GUARANTEED Cost of Insurance
Target Premium is $3072.50







                                  Hypothetical                   Hypothetical 6%                     Hypothetical 12%
                                       0%
             Premiums       Gross Investment Return         Gross Investment Return              Gross Investment Return
  End of   Accumulated                Cash                          Cash                                 Cash
  Policy      At 5%         Cash    Surrender   Death    Cash     Surrender     Death        Cash     Surrender      Death
   Year      Per Year      Value      Value    Benefit   Value      Value      Benefit      Value       Value       Benefit
    1             12,473     10,373      6,623  260,459   11,025        7,275     261,057     11,677        7,927       261,653
    2             25,569     20,489     16,739  270,596   22,434       18,684     272,433     24,456       20,706       274,337
    3             39,320     30,347     26,597  280,475   34,236       30,486     284,203     38,444       34,694       288,219
    4             53,759     39,947     36,197  290,096   46,445       42,695     296,377     53,756       50,006       303,416
    5             68,919     49,283     45,533  299,454   59,065       55,315     308,962     70,516       66,766       320,049
    6             84,838     58,356     55,356  308,549   72,109       69,109     321,970     88,862       85,862       338,258
    7            101,553     67,153     64,903  317,368   85,576       83,326     335,401    108,937      106,687       358,182
    8            119,103     75,662     74,162  325,901   99,466       97,966     349,255    130,896      129,396       379,977
    9            137,531     83,873     83,123  334,137  113,780      113,030     363,533    154,912      154,162       403,814
    10           156,880     91,770     91,770  342,059  128,513      128,513     378,231    181,168      181,168       429,875
    11           177,197     99,795     99,795  350,075  144,321      144,321     393,947    210,828      210,828       459,236
    12           198,529    107,507    107,507  357,812  160,645      160,645     410,226    243,404      243,404       491,557
    13           220,928    114,897    114,897  365,229  177,496      177,496     427,032    279,190      279,190       527,064
    14           244,448    121,953    121,953  372,313  194,879      194,879     444,370    318,508      318,508       566,073
    15           269,143    128,648    128,648  379,038  212,789      212,789     462,235    361,697      361,697       608,924
    16           295,073    134,958    134,958  385,380  231,217      231,217     480,620    409,134      409,134       655,991
    17           322,299    140,856    140,856  391,312  250,156      250,156     499,515    461,234      461,234       707,684
    18           350,886    146,301    146,301  396,795  269,580      269,580     518,898    518,441      518,441       764,446
    19           380,903    151,247    151,247  401,782  289,458      289,458     538,737    581,238      581,238       826,756
    20           412,421    155,645    155,645  406,225  309,753      309,753     558,997    650,158      650,158       895,141
    21           445,515    159,452    159,452  410,081  330,432      330,432     579,643    725,792      725,792       970,190
    22           480,264    162,634    162,634  413,314  351,470      351,470     600,651    808,809      808,809     1,052,563
    23           516,749    165,150    165,150  415,886  372,833      372,833     621,986    899,936      899,936     1,142,982
    24           555,060    166,964    166,964  417,758  394,488      394,488     643,616    999,981      999,981     1,242,250
    25           595,285    168,021    168,021  418,878  416,385      416,385     665,492  1,109,824    1,109,824     1,351,238
    26           637,522    168,237    168,237  419,164  438,435      438,435     687,529  1,230,399    1,230,399     1,470,877
    27           681,871    167,357    167,357  418,375  460,372      460,372     709,476  1,362,565    1,362,565     1,602,032
    28           728,437    165,554    165,554  416,648  482,355      482,355     731,455  1,507,714    1,507,714     1,746,048
    29           777,332    162,520    162,520  413,715  504,056      504,056     753,180  1,666,887    1,666,887     1,903,998
    30           828,671    158,109    158,109  409,419  525,296      525,296     774,460  1,841,403    1,841,403     2,077,176
------------------------ ---------------------------------------------------------------- ---------- --------------------------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                           ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Male Issue Age 45
Preferred Non-Smoker
11,879 Annual Planned Premium
250,000 Specified Amount
Increasing Death Benefit Option
Using CURRENT Cost of Insurance
Target Premium is $3072.50


                                  Hypothetical                  Hypothetical 6%                     Hypothetical 12%
                                       0%
             Premiums       Gross Investment Return        Gross Investment Return              Gross Investment Return
  End of   Accumulated               Cash                          Cash                                   Cash
  Policy      At 5%        Cash    Surrender   Death     Cash    Surrender     Death         Cash        Surrender      Death
   Year      Per Year     Value      Value    Benefit    Value    Value      Benefit        Value         Value       Benefit
    1             12,473   10,656       6,906   260,718   11,316     7,566      261,324         11,977        8,227      261,927
    2             25,569   20,945      17,195   271,037   22,921    19,171      272,904         24,977       21,227      274,838
    3             39,320   30,867      27,117   280,989   34,819    31,069      284,777         39,095       35,345      288,858
    4             53,759   40,485      36,735   290,633   47,081    43,331      297,008         54,502       50,752      304,154
    5             68,919   49,850      46,100   300,019   59,767    56,017      309,658         71,378       67,628      320,901
    6             84,838   59,006      56,006   309,192   72,936    69,936      322,786         89,910       86,910      339,290
    7            101,553   67,937      65,687   318,142   86,588    84,338      336,397        110,246      107,996      359,468
    8            119,103   76,686      75,186   326,905  100,781    99,281      350,544        132,606      131,106      381,652
    9            137,531   85,260      84,510   335,493  115,543   114,793      365,258        157,199      156,449      406,051
    10           156,880   93,636      93,636   343,887  130,871   130,871      380,538        184,223      184,223      432,864
    11           177,197  102,243     102,243   352,474  147,413   147,413      396,976        214,851      214,851      463,175
    12           198,529  110,584     110,584   360,838  164,563   164,563      414,075        248,557      248,557      496,612
    13           220,928  118,670     118,670   368,944  182,355   182,355      431,811        285,672      285,672      533,429
    14           244,448  126,523     126,523   376,817  200,838   200,838      450,236        326,576      326,576      574,003
    15           269,143  134,189     134,189   384,498  220,087   220,087      469,420        371,714      371,714      618,771
    16           295,073  141,424     141,424   391,769  239,883   239,883      489,170        421,271      421,271      667,943
    17           322,299  148,475     148,475   398,835  260,501   260,501      509,717        475,970      475,970      722,194
    18           350,886  155,300     155,300   405,679  281,930   281,930      531,077        536,306      536,306      782,038
    19           380,903  161,986     161,986   412,377  304,297   304,297      553,365        602,965      602,965      848,145
    20           412,421  168,555     168,555   418,956  327,663   327,663      576,646        676,632      676,632      921,202
    21           445,515  175,031     175,031   425,439  352,098   352,098      600,989        758,072      758,072    1,001,963
    22           480,264  181,171     181,171   431,606  377,398   377,398      626,216        847,848      847,848    1,091,012
    23           516,749  186,953     186,953   437,419  403,578   403,578      652,321        946,812      946,812    1,189,175
    24           555,060  192,356     192,356   442,853  430,649   430,649      679,317      1,055,906    1,055,906    1,297,386
    25           595,285  197,354     197,354   447,884  458,621   458,621      707,212      1,176,169    1,176,169    1,416,674
    26           637,522  201,922     201,922   452,488  487,505   487,505      736,018      1,308,748    1,308,748    1,548,179
    27           681,871  206,037     206,037   456,640  517,311   517,311      765,746      1,454,913    1,454,913    1,693,160
    28           728,437  209,679     209,679   460,321  548,056   548,056      796,411      1,616,074    1,616,074    1,853,012
    29           777,332  212,818     212,818   463,502  579,745   579,745      828,019      1,793,776    1,793,776    2,029,272
    30           828,671  215,417     215,417   466,146  612,378   612,378      860,572      1,989,724    1,989,724    2,223,628



------------------------ -------- ----------------------------------------------------------------------------------------------
* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                           ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Female Issue Age 45
Preferred Non-Smoker

2,460 Annual Planned Premium
250,000 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance
Target Premium is $2460.00


                                  Hypothetical                  Hypothetical 6%                    Hypothetical 12%
                                       0%
             Premiums       Gross Investment Return        Gross Investment Return             Gross Investment Return
  End of   Accumulated               Cash                           Cash                              Cash
  Policy      At 5%        Cash   Surrender    Death      Cash    Surrender    Death      Cash      Surrender       Death
   Year      Per Year     Value     Value     Benefit    Value      Value     Benefit     Value       Value        Benefit
    1              2,583    1,585           0   250,000     1,702          0    250,000      1,820            0        250,000
    2              5,295    3,097           0   250,000     3,429          0    250,000      3,776           26        250,000
    3              8,143    4,533         783   250,000     5,178      1,428    250,000      5,880        2,130        250,000
    4             11,133    5,889       2,139   250,000     6,945      3,195    250,000      8,141        4,391        250,000
    5             14,273    7,165       3,415   250,000     8,730      4,980    250,000     10,576        6,826        250,000
    6             17,569    8,353       5,353   250,000    10,524      7,524    250,000     13,193       10,193        250,000
    7             21,031    9,450       7,200   250,000    12,324     10,074    250,000     16,009       13,759        250,000
    8             24,665   10,449       8,949   250,000    14,122     12,622    250,000     19,037       17,537        250,000
    9             28,482   11,337      10,587   250,000    15,905     15,155    250,000     22,286       21,536        250,000
    10            32,489   12,114      12,114   250,000    17,671     17,671    250,000     25,780       25,780        250,000
    11            36,696   12,838      12,838   250,000    19,504     19,504    250,000     29,680       29,680        250,000
    12            41,114   13,447      13,447   250,000    21,326     21,326    250,000     33,912       33,912        250,000
    13            45,753   13,944      13,944   250,000    23,135     23,135    250,000     38,517       38,517        250,000
    14            50,623   14,334      14,334   250,000    24,940     24,940    250,000     43,547       43,547        250,000
    15            55,737   14,611      14,611   250,000    26,732     26,732    250,000     49,048       49,048        250,000
    16            61,107   14,759      14,759   250,000    28,497     28,497    250,000     55,064       55,064        250,000







    17            66,746   14,753      14,753   250,000    30,210     30,210    250,000     61,639       61,639        250,000
    18            72,666   14,555      14,555   250,000    31,834     31,834    250,000     68,814       68,814        250,000
    19            78,882   14,115      14,115   250,000    33,319     33,319    250,000     76,632       76,632        250,000
    20            85,409   13,389      13,389   250,000    34,617     34,617    250,000     85,152       85,152        250,000
    21            92,263   12,351      12,351   250,000    35,698     35,698    250,000     94,462       94,462        250,000
    22            99,459   10,974      10,974   250,000    36,531     36,531    250,000    104,668      104,668        250,000
    23           107,015    9,248       9,248   250,000    37,096     37,096    250,000    115,907      115,907        250,000
    24           114,949    7,166       7,166   250,000    37,377     37,377    250,000    128,341      128,341        250,000
    25           123,279    4,693       4,693   250,000    37,333     37,333    250,000    142,145      142,145        250,000
    26           132,026    1,760       1,760   250,000    36,888     36,888    250,000    157,515      157,515        250,000
    27 *         141,210        0           0         0    35,935     35,935    250,000    174,681      174,681        250,000
    28           150,854        0           0         0    34,318     34,318    250,000    193,922      193,922        250,000
    29           160,980        0           0         0    31,843     31,843    250,000    215,603      215,603        250,000
    30           171,612        0           0         0    28,294     28,294    250,000    240,176      240,176        254,897
------------------------ -----------------------------------------------------------------------------------------------------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.


The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                           ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Female Issue Age 45
Preferred Non-Smoker

2,460 Annual Planned Premium
250,000 Specified Amount
Increasing Death Benefit Option
Using CURRENT Cost of Insurance
Target Premium is $2460.00


                                   Hypothetical 0%                     Hypothetical 6%                    Hypothetical 12%
             Premiums         Gross Investment Return             Gross Investment Return             Gross Investment Return
  End of   Accumulated                Cash                                  Cash                               Cash
  Policy      At 5%        Cash    Surrender      Death        Cash      Surrender      Death       Cash     Surrender     Death
   Year      Per Year     Value      Value       Benefit      Value        Value       Benefit     Value       Value      Benefit
    1           2,583    1,807             0     250,000       1,931            0      250,000     2,055            0   250,000
    2           5,295    3,478             0     250,000       3,835           85      250,000     4,209          459   250,000
    3           8,143    5,039         1,289     250,000       5,738        1,988      250,000     6,497        2,747   250,000







    4             11,133    6,531         2,781     250,000       7,677        3,927      250,000     8,974        5,224   250,000
    5             14,273    7,931         4,181     250,000       9,632        5,882      250,000    11,637        7,887   250,000
    6             17,569    9,316         6,316     250,000      11,680        8,680      250,000    14,583       11,583   250,000
    7             21,031   10,672         8,422     250,000      13,812       11,562      250,000    17,828       15,578   250,000
    8             24,665   12,000        10,500     250,000      16,030       14,530      250,000    21,403       19,903   250,000
    9             28,482   13,254        12,504     250,000      18,292       17,542      250,000    25,296       24,546   250,000
    10            32,489   14,448        14,448     250,000      20,615       20,615      250,000    29,554       29,554   250,000
    11            36,696   15,656        15,656     250,000      23,107       23,107      250,000    34,375       34,375   250,000
    12            41,114   16,772        16,772     250,000      25,644       25,644      250,000    39,648       39,648   250,000
    13            45,753   17,823        17,823     250,000      28,255       28,255      250,000    45,452       45,452   250,000
    14            50,623   18,861        18,861     250,000      30,994       30,994      250,000    51,894       51,894   250,000
    15            55,737   19,878        19,878     250,000      33,862       33,862      250,000    59,039       59,039   250,000
    16            61,107   20,719        20,719     250,000      36,714       36,714      250,000    66,829       66,829   250,000
    17            66,746   21,540        21,540     250,000      39,700       39,700      250,000    75,477       75,477   250,000
    18            72,666   22,349        22,349     250,000      42,836       42,836      250,000    85,086       85,086   250,000
    19            78,882   23,147        23,147     250,000      46,129       46,129      250,000    95,763       95,763   250,000
    20            85,409   23,929        23,929     250,000      49,583       49,583      250,000   107,625      107,625   250,000
    21            92,263   24,701        24,701     250,000      53,212       53,212      250,000   120,808      120,808   250,000
    22            99,459   25,364        25,364     250,000      56,936       56,936      250,000   135,404      135,404   250,000
    23           107,015   25,909        25,909     250,000      60,756       60,756      250,000   151,579      151,579   250,000
    24           114,949   26,327        26,327     250,000      64,670       64,670      250,000   169,525      169,525   250,000
    25           123,279   26,606        26,606     250,000      68,677       68,677      250,000   189,459      189,459   250,000
    26           132,026   26,731        26,731     250,000      72,773       72,773      250,000   211,630      211,630   250,000
    27           141,210   26,679        26,679     250,000      76,951       76,951      250,000   236,278      236,278   264,797
    28           150,854   26,424        26,424     250,000      81,200       81,200      250,000   263,534      263,534   290,114
    29           160,980   25,932        25,932     250,000      85,505       85,505      250,000   293,666      293,666   317,457
    30           171,612   25,164        25,164     250,000      89,851       89,851      250,000   326,989      326,989   346,990
------------------------ ---------------------------------------------- ------------------------------------------------ ---------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.





                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE POLICY

Female Issue Age 45
Preferred Non-Smoker
9,423 Annual Planned Premium

250,000 Specified Amount
Increasing Death Benefit Option
Using GUARANTEED Cost of Insurance
Target Premium is $2460.00


                                 Hypothetical 0%                   Hypothetical 6%                   Hypothetical 12%
             Premiums        Gross Investment Return          Gross Investment Return            Gross Investment Return
  End of   Accumulated                Cash                           Cash                                 Cash
  Policy      At 5%         Cash    Surrender   Death     Cash     Surrender      Death        Cash     Surrender    Death
   Year      Per Year      Value      Value    Benefit    Value      Value       Benefit       Value      Value     Benefit
    1              9,894      8,141      4,391   258,215    8,655        4,905       258,688      9,169      5,419     259,158
    2             20,282     16,082     12,332   266,173   17,613       13,863       267,621     19,207     15,457     269,121
    3             31,190     23,823     20,073   273,931   26,884       23,134       276,865     30,196     26,446     280,027
    4             42,644     31,362     27,612   281,486   36,474       32,724       286,428     42,227     38,477     291,967
    5             54,670     38,700     34,950   288,841   46,394       42,644       296,319     55,401     51,651     305,041
    6             67,297     45,832     42,832   295,990   56,647       53,647       306,544     69,822     66,822     319,355
    7             80,556     52,755     50,505   302,931   67,241       64,991       317,110     85,612     83,362     335,025
    8             94,477     59,465     57,965   309,658   78,182       76,682       328,021    102,898    101,398     352,180
    9            109,095     65,949     65,199   316,161   89,467       88,717       339,276    121,812    121,062     370,953
    10           124,444     72,211     72,211   322,441  101,107      101,107       350,887    142,518    142,518     391,503
    11           140,560     78,604     78,604   328,823  113,628      113,628       363,332    165,939    165,939     414,686
    12           157,482     84,793     84,793   335,030  126,604      126,604       376,270    191,711    191,711     440,252
    13           175,250     90,782     90,782   341,035  140,056      140,056       389,681    220,081    220,081     468,395
    14           193,906     96,578     96,578   346,847  154,011      154,011       403,594    251,328    251,328     499,392
    15           213,495    102,177    102,177   352,462  168,485      168,485       418,024    285,749    285,749     533,535
    16           234,064    107,560    107,560   357,864  183,481      183,481       432,975    323,656    323,656     571,139
    17           255,661    112,707    112,707   363,030  198,996      198,996       448,446    365,393    365,393     612,542
    18           278,337    117,578    117,578   367,924  215,012      215,012       464,419    411,318    411,318     658,101
    19           302,148    122,124    122,124   372,497  231,496      231,496       480,864    461,817    461,817     708,202
    20           327,149    126,303    126,303   376,706  248,422      248,422       497,752    517,324    517,324     763,272
    21           353,401    130,093    130,093   380,528  265,783      265,783       515,076    578,340    578,340     823,807
    22           380,965    133,476    133,476   383,945  283,574      283,574       532,830    645,421    645,421     890,359
    23           409,907    136,451    136,451   386,953  301,808      301,808       551,027    719,202    719,202     963,556
    24           440,296    139,021    139,021   389,557  320,504      320,504       569,683    800,387    800,387   1,044,095
    25           472,205    141,165    141,165   391,737  339,655      339,655       588,796    889,733    889,733   1,132,729
    26           505,709    142,830    142,830   393,441  359,221      359,221       608,326    988,037    988,037   1,230,251
    27           540,888    143,933    143,933   394,591  379,129      379,129       628,205  1,096,152  1,096,152   1,337,511
    28           577,826    144,351    144,351   395,065  399,261      399,261       648,318  1,214,980  1,214,980   1,455,405
    29           616,611    143,945    143,945   394,728  419,474      419,474       668,524  1,345,499  1,345,499   1,584,904
    30           657,336    142,580    142,580   393,442  439,622      439,622       688,677  1,488,791  1,488,791   1,727,082
------------------------ -----------------------------------------------------------------------------------------------------

* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                           ILLUSTRATION OF POLICY VALUES
                                        VALLEY FORGE LIFE INSURANCE POLICY

Female Issue Age 45
Preferred Non-Smoker
9,423 Annual Planned Premium
250,000 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance
Target Premium is $2460.00


                                   Hypothetical                  Hypothetical 6%                     Hypothetical 12%
                                       0%
             Premiums        Gross Investment Return        Gross Investment Return              Gross Investment Return
  End of    Accumulated               Cash                            Cash                                 Cash
  Policy       At 5%        Cash    Surrender   Death     Cash     Surrender     Death        Cash      Surrender      Death
   Year      Per Year       Value     Value    Benefit    Value      Value      Benefit      Value        Value       Benefit
    1               9,894     8,364      4,614  258,420      8,885       5,135    258,899        9,406         5,656     259,375
    2              20,282    16,466     12,716  266,544     18,023      14,273    268,015       19,643        15,893     269,540
    3              31,190    24,334     20,584  274,431     27,449      23,699    277,417       30,819        27,069     280,634
    4              42,644    32,010     28,260  282,123     37,214      33,464    287,153       43,069        39,319     292,790
    5              54,670    39,475     35,725  289,606     47,307      43,557    297,218       56,475        52,725     306,095
    6              67,297    46,808     43,808  296,949     57,820      54,820    307,695       71,234        68,234     320,737
    7              80,556    53,998     51,748  304,152     68,757      66,507    318,596       87,469        85,219     336,843
    8              94,477    61,048     59,548  311,213     80,134      78,634    329,936      105,326       103,826     354,559
    9             109,095    67,911     67,161  318,091     91,919      91,169    341,687      124,919       124,169     374,001
    10            124,444    74,604     74,604  324,798    104,144     104,144    353,874      146,434       146,434     395,349
    11            140,560    81,500     81,500  331,678    117,357     117,357    367,003      170,839       170,839     419,500
    12            157,482    88,214     88,214  338,407    131,086     131,086    380,688      197,728       197,728     446,172
    13            175,250    94,777     94,777  344,982    145,385     145,385    394,938      227,393       227,393     475,595
    14            193,906   101,243    101,243  351,457    160,334     160,334    409,832      260,184       260,184     508,113
    15            213,495   107,608    107,608  357,830    175,955     175,955    425,396      296,422       296,422     544,051
    16            234,064   113,703    113,703  363,948    192,105     192,105    441,501      336,292       336,292     583,604
    17            255,661   119,699    119,699  369,952    208,979     208,979    458,313      380,354       380,354     627,300
    18            278,337   125,607    125,607  375,867    226,622     226,622    475,890      429,060       429,060     675,601
    19            302,148   131,426    131,426  381,694    245,066     245,066    494,267      482,901       482,901     728,994
    20            327,149   137,155    137,155  387,430    264,345     264,345    513,475      542,412       542,412     788,010
    21            353,401   142,800    142,800  393,082    284,503     284,503    533,558      608,199       608,199     853,250
    22            380,965   148,253    148,253  398,550    305,467     305,467    554,453      680,807       680,807     925,263
    23            409,907   153,504    153,504  403,818    327,261     327,261    576,177      760,945       760,945   1,004,744
    24            440,296   158,544    158,544  408,876    349,911     349,911    598,754      849,394       849,394   1,092,469
    25            472,205   163,362    163,362  413,712    373,443     373,443    622,211      947,017       947,017   1,189,292







    26            505,709   167,942    167,942  418,312    397,876     397,876    646,567    1,054,762     1,054,762   1,296,154
    27            540,888   172,262    172,262  422,653    423,226     423,226    671,839    1,173,671     1,173,671   1,414,089
    28            577,826   176,293    176,293  426,708    449,502     449,502    698,036    1,304,890     1,304,890   1,544,234
    29            616,611   180,003    180,003  430,445    476,709     476,709    725,164    1,449,680     1,449,680   1,687,841
    30            657,336   183,352    183,352  433,824    504,845     504,845    753,221    1,609,428     1,609,428   1,846,284
------------------------- --------------------------------------------------------------- --------------------------------------


* In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.
         Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Preferred Plus/Preferred Non-Smoker
9,210 Annual Planned Premium
1,000,000 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance



                                    Hypothetical 0%                   Hypothetical 6%                  Hypothetical 12%
             Premiums          Gross Investment Return           Gross Investment Return           Gross Investment Return
  End of    Accumulated                Cash                               Cash                              Cash
  Policy       At 5%         Cash    Surrender     Death       Cash    Surrender     Death       Cash     Surrender    Death
   Year      Per Year       Value      Value      Benefit     Value      Value      Benefit      Value      Value     Benefit
    1               9,671      8,632          0    1,000,000     9,156          0    1,000,000      9,680          0   1,000,000
    2              19,825     16,997          0    1,000,000    18,577          0    1,000,000     20,219          0   1,000,000
    3              30,486     25,076          0    1,000,000    28,249        292    1,000,000     31,678      3,722   1,000,000
    4              41,681     32,852      4,895    1,000,000    38,159     10,202    1,000,000     44,127     16,170   1,000,000
    5              53,436     40,299     12,342    1,000,000    48,287     20,330    1,000,000     57,635     29,678   1,000,000
    6              65,778     47,386     19,429    1,000,000    58,605     30,648    1,000,000     72,273     44,317   1,000,000
    7              78,737     54,075     31,709    1,000,000    69,077     46,712    1,000,000     88,115     65,749   1,000,000
    8              92,345     60,309     40,739    1,000,000    79,649     60,079    1,000,000    105,224     85,654   1,000,000
    9             106,632     66,016     49,242    1,000,000    90,246     73,472    1,000,000    123,657    106,883   1,000,000
    10            121,635     71,106     57,127    1,000,000   100,775     86,797    1,000,000    143,466    129,487   1,000,000
    11            137,387     75,831     64,648    1,000,000   111,646    100,463    1,000,000    165,460    154,278   1,000,000
    12            153,927     79,749     71,362    1,000,000   122,304    113,917    1,000,000    189,138    180,751   1,000,000
    13            171,293     82,747     77,155    1,000,000   132,631    127,040    1,000,000    214,606    209,015   1,000,000
    14            189,529     84,702     81,907    1,000,000   142,500    139,705    1,000,000    241,995    239,199   1,000,000
    15            208,675     85,463     85,463    1,000,000   151,750    151,750    1,000,000    271,442    271,442   1,000,000
    16            228,780     84,813     84,813    1,000,000   160,157    160,157    1,000,000    303,076    303,076   1,000,000
    17            249,889     82,384     82,384    1,000,000   167,351    167,351    1,000,000    336,959    336,959   1,000,000
    18            272,054     77,940     77,940    1,000,000   173,075    173,075    1,000,000    373,324    373,324   1,000,000
    19            295,327     70,895     70,895    1,000,000   176,746    176,746    1,000,000    412,246    412,246   1,000,000
    20            319,764     60,645     60,645    1,000,000   177,748    177,748    1,000,000    453,914    453,914   1,000,000
    21            345,423     46,525     46,525    1,000,000   175,393    175,393    1,000,000    498,644    498,644   1,000,000
    22            372,365     27,773     27,773    1,000,000   168,884    168,884    1,000,000    546,905    546,905   1,000,000
    23            400,653      3,527      3,527    1,000,000   157,301    157,301    1,000,000    599,383    599,383   1,000,000
    24 *          430,357          0          0            0   139,546    139,546    1,000,000    657,031    657,031   1,000,000
    25            461,545          0          0            0   114,179    114,179    1,000,000    721,115    721,115   1,000,000
    26            494,293          0          0            0    79,208     79,208    1,000,000    793,328    793,328   1,000,000
    27            528,678          0          0            0    31,895     31,895    1,000,000    876,015    876,015   1,000,000
    28 *          564,782          0          0            0         0          0            0    972,401    972,401   1,012,810
    29            602,692          0          0            0         0          0            0  1,080,463  1,080,463   1,125,416
    30            642,497          0          0            0         0          0            0  1,198,690  1,198,690   1,248,628
------------------------- -------------------------------------------- ---------- ----------------------------------------------

*        In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no surrenders have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Preferred Plus/Preferred Non-Smoker
9,210 Annual Planned Premium
1,000,000 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


                                       Hypothetical 0%                   Hypothetical 6%                 Hypothetical 12%
               Premiums           Gross Investment Return           Gross Investment Return          Gross Investment Return
  End of      Accumulated                 Cash                              Cash                              Cash
  Policy         At 5%          Cash    Surrender     Death       Cash    Surrender    Death       Cash     Surrender    Death
   Year        Per Year        Value      Value      Benefit      Value     Value     Benefit      Value      Value     Benefit
    1             9,671     8,665          0    1,000,000     9,190          0   1,000,000      9,715          0   1,000,000
    2            19,825    17,124          0    1,000,000    18,710          0   1,000,000     20,359          0   1,000,000
    3            30,486    25,356          0    1,000,000    28,547        590   1,000,000     31,995      4,039   1,000,000
    4            41,681    33,345      5,388    1,000,000    38,694     10,737   1,000,000     44,707     16,750   1,000,000
    5            53,436    41,060     13,103    1,000,000    49,128     21,171   1,000,000     58,563     30,606   1,000,000
    6            65,778    48,485     20,528    1,000,000    59,841     31,884   1,000,000     73,662     45,705   1,000,000
    7            78,737    55,586     33,221    1,000,000    70,805     48,439   1,000,000     90,090     67,725   1,000,000
    8            92,345    62,345     42,775    1,000,000    82,007     62,437   1,000,000    107,961     88,391   1,000,000
    9           106,632    68,765     51,991    1,000,000    93,458     76,684   1,000,000    127,426    110,652   1,000,000
    10          121,635    74,802     60,823    1,000,000   105,120     91,142   1,000,000    148,603    134,625   1,000,000
    11          137,387    80,758     69,575    1,000,000   117,469    106,286   1,000,000    172,390    161,208   1,000,000
    12          153,927    86,293     77,906    1,000,000   130,063    121,676   1,000,000    198,407    190,020   1,000,000
    13          171,293    91,425     85,833    1,000,000   142,932    137,341   1,000,000    226,923    221,332   1,000,000
    14          189,529    96,080     93,285    1,000,000   156,021    153,225   1,000,000    258,159    255,363   1,000,000
    15          208,675   100,465    100,465    1,000,000   169,541    169,541   1,000,000    292,610    292,610   1,000,000
    16          228,780   104,044    104,044    1,000,000   183,008    183,008   1,000,000    330,205    330,205   1,000,000
    17          249,889   107,094    107,094    1,000,000   196,690    196,690   1,000,000    371,561    371,561   1,000,000
    18          272,054   110,144    110,144    1,000,000   211,093    211,093   1,000,000    417,519    417,519   1,000,000
    19          295,327   112,833    112,833    1,000,000   225,925    225,925   1,000,000    468,347    468,347   1,000,000
    20          319,764   115,551    115,551    1,000,000   241,562    241,562   1,000,000    524,859    524,859   1,000,000
    21          345,423   118,755    118,755    1,000,000   258,447    258,447   1,000,000    587,923    587,923   1,000,000
    22          372,365   121,320    121,320    1,000,000   275,660    275,660   1,000,000    657,678    657,678   1,000,000
    23          400,653   123,143    123,143    1,000,000   293,150    293,150   1,000,000    734,930    734,930   1,000,000
    24          430,357   124,103    124,103    1,000,000   310,855    310,855   1,000,000    820,620    820,620   1,000,000
    25          461,545   124,066    124,066    1,000,000   328,707    328,707   1,000,000    915,859    915,859   1,000,000
    26          494,293   122,878    122,878    1,000,000   346,633    346,633   1,000,000  1,021,750  1,021,750   1,063,947
    27          528,678   120,367    120,367    1,000,000   364,553    364,553   1,000,000  1,138,737  1,138,737   1,185,773
    28          564,782   116,344    116,344    1,000,000   382,388    382,388   1,000,000  1,267,898  1,267,898   1,320,277
    29          602,692   110,590    110,590    1,000,000   400,052    400,052   1,000,000  1,410,470  1,410,470   1,468,751
    30          642,497   102,839    102,839    1,000,000   417,440    417,440   1,000,000  1,567,812  1,567,812   1,632,608
--------------------------------------------------------------- ------------------------------------------------------------------
*        In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.  Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years.  No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Preferred Plus/Preferred Non-Smoker
48,749 Annual Planned Premium
1,000,000 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


                                    Hypothetical 0%                    Hypothetical 6%                    Hypothetical 12%
             Premiums          Gross Investment Return            Gross Investment Return             Gross Investment Return
  End of    Accumulated                 Cash                                Cash                               Cash
  Policy       At 5%         Cash     Surrender    Death        Cash      Surrender    Death       Cash     Surrender      Death
   Year      Per Year        Value      Value     Benefit       Value       Value     Benefit      Value      Value       Benefit
    1            51,187      45,890     17,933   1,045,965       48,671     20,715   1,048,512     51,453      23,496    1,051,048
    2           104,933      90,825     62,868   1,090,979       99,227     71,270   1,098,908    107,959      80,002    1,107,114
    3           161,366     134,796    106,840   1,135,030      151,717    123,760   1,151,234    170,001     142,044    1,168,674
    4           220,621     177,795    149,838   1,178,109      206,193    178,236   1,205,541    238,104     210,147    1,236,250
    5           282,839     219,805    191,848   1,220,200      262,702    234,745   1,261,878    312,843     284,886    1,310,411
    6           348,167     260,802    232,846   1,261,282      321,284    293,328   1,320,284    394,840     366,883    1,391,777
    7           416,762     300,755    278,390   1,301,321      381,972    359,607   1,380,793    484,770     462,405    1,481,016
    8           488,787     339,612    320,042   1,340,268      444,779    425,210   1,443,421    583,357     563,787    1,578,849
    9           564,413     377,301    360,527   1,378,054      509,698    492,924   1,508,160    691,371     674,597    1,686,043
    10          643,821     413,733    399,754   1,414,589      576,700    562,721   1,574,985    809,643     795,664    1,803,422
    11          727,198     450,853    439,670   1,451,654      648,683    637,501   1,646,541    943,344     932,161    1,935,765
    12          814,745     486,634    478,247   1,487,546      723,115    714,728   1,720,765  1,090,280   1,081,893    2,081,546
    13          906,669     520,954    515,362   1,521,987      799,963    794,372   1,797,407  1,251,699   1,246,108    2,241,702
    14        1,003,189     553,686    550,890   1,554,851      879,185    876,390   1,876,428  1,428,973   1,426,178    2,417,594
    15        1,104,535     584,671    584,671   1,585,981      960,705    960,705   1,957,752  1,623,585   1,623,585    2,610,693
    16        1,210,949     613,688    613,688   1,615,160    1,044,372  1,044,372   2,041,237  1,837,105   1,837,105    2,822,564
    17        1,322,683     640,358    640,358   1,642,025    1,129,870  1,129,870   2,126,578  2,071,099   2,071,099    3,054,772
    18        1,440,004     664,460    664,460   1,666,339    1,217,020  1,217,020   2,213,588  2,327,464   2,327,464    3,309,186
    19        1,563,191     685,421    685,421   1,687,560    1,305,272  1,305,272   2,301,746  2,607,920   2,607,920    3,587,541
    20        1,692,537     702,689    702,689   1,705,134    1,394,064  1,394,064   2,390,492  2,914,385   2,914,385    3,891,737
    21        1,828,350     715,708    715,708   1,718,505    1,482,796  1,482,796   2,479,230  3,248,970   3,248,970    4,223,869
    22        1,970,955     723,910    723,910   1,727,106    1,570,824  1,570,824   2,567,317  3,613,993   3,613,993    4,586,237
    23        2,120,689     726,739    726,739   1,730,380    1,657,475  1,657,475   2,654,086  4,012,023   4,012,023    4,981,388
    24        2,277,910     723,647    723,647   1,727,778    1,742,048  1,742,048   2,738,836  4,445,905   4,445,905    5,412,143
    25        2,442,992     713,971    713,971   1,718,648    1,823,688  1,823,688   2,820,724  4,918,664   4,918,664    5,881,511
    26        2,616,329     696,843    696,843   1,702,137    1,901,273  1,901,273   2,898,655  5,433,423   5,433,423    6,392,605
    27        2,798,332     671,179    671,179   1,677,179    1,973,405  1,973,405   2,971,250  5,993,407   5,993,407    6,948,644
    28        2,989,435     635,640    635,640   1,642,458    2,038,341  2,038,341   3,036,798  6,601,912   6,601,912    7,552,916
    29        3,190,093     588,684    588,684   1,596,448    2,094,032  2,094,032   3,093,276  7,262,367   7,262,367    8,208,839
    30        3,400,785     528,897    528,897   1,537,723    2,138,449  2,138,449   3,138,652  7,978,695   7,978,695    8,920,292
------------------------- ----------------------------------------------------------------------------------------------------------

*        In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.  Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years.  No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.




                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Preferred Plus/Preferred Non-Smoker
48,749 Annual Planned Premium
1,000,000 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


                                   Hypothetical 0%                     Hypothetical 6%                   Hypothetical 12%
             Premiums          Gross Investment Return            Gross Investment Return            Gross Investment Return
  End of   Accumulated                  Cash                                Cash                              Cash         s
  Policy      At 5%          Cash     Surrender    Death        Cash      Surrender    Death       Cash     Surrender    Death
   Year      Per Year       Value       Value     Benefit       Value       Value     Benefit      Value      Value     Benefit
    1             51,187       45,923     17,967   1,045,996       48,706     20,749   1,048,544     51,488     23,531   1,051,080
    2            104,933       90,954     62,997   1,091,100       99,362     71,405   1,099,035    108,101     80,144   1,107,247
    3            161,366      135,082    107,125   1,135,302      152,021    124,065   1,151,524    170,325    142,368   1,168,983
    4            220,621      178,301    150,344   1,178,597      206,744    178,787   1,206,071    238,702    210,745   1,236,824
    5            282,839      220,590    192,633   1,220,963      263,573    235,616   1,262,722    313,808    285,851   1,311,344
    6            348,167      261,943    233,986   1,262,393      322,573    294,616   1,321,537    396,295    368,339   1,393,189
    7            416,762      302,331    279,966   1,302,861      383,785    361,419   1,382,561    486,858    464,492   1,483,048
    8            488,787      341,745    322,175   1,342,355      447,270    427,701   1,445,854    586,276    566,706   1,581,696
    9            564,413      380,196    363,422   1,380,886      513,119    496,345   1,511,502    695,436    678,662   1,690,008
    10           643,821      417,644    403,666   1,418,417      581,365    567,386   1,579,544    815,254    801,276   1,808,899
    11           727,198      456,091    444,908   1,456,782      654,987    643,804   1,652,706    951,015    939,832   1,943,256
    12           814,745      493,619    485,232   1,494,387      731,586    723,199   1,729,052  1,100,695  1,092,308   2,091,722
    13           906,669      530,251    524,660   1,531,093      811,307    805,716   1,808,507  1,265,772  1,260,180   2,255,456
    14         1,003,189      565,910    563,114   1,566,832      894,201    891,405   1,891,131  1,447,775  1,444,979   2,435,983
    15         1,104,535      600,827    600,827   1,601,811      980,638    980,638   1,977,266  1,648,723  1,648,723   2,635,279
    16         1,210,949      634,409    634,409   1,635,503    1,070,158  1,070,158   2,066,524  1,869,975  1,869,975   2,854,760
    17         1,322,683      666,970    666,970   1,668,149    1,163,207  1,163,207   2,159,274  2,113,988  2,113,988   3,096,787
    18         1,440,004      699,108    699,108   1,700,322    1,260,549  1,260,549   2,256,250  2,383,782  2,383,782   3,364,333
    19         1,563,191      730,425    730,425   1,731,707    1,361,963  1,361,963   2,357,318  2,681,648  2,681,648   3,659,751
    20         1,692,537      761,363    761,363   1,762,676    1,468,081  1,468,081   2,463,035  3,011,008  3,011,008   3,986,364
    21         1,828,350      792,449    792,449   1,793,750    1,579,654  1,579,654   2,574,145  3,375,734  3,375,734   4,348,006
    22         1,970,955      822,409    822,409   1,823,803    1,695,623  1,695,623   2,689,740  3,778,216  3,778,216   4,747,194
    23         2,120,689      851,131    851,131   1,852,627    1,816,057  1,816,057   2,809,794  4,222,303  4,222,303   5,187,652
    24         2,277,910      878,485    878,485   1,880,095    1,941,012  1,941,012   2,934,364  4,712,234  4,712,234   5,673,585
    25         2,442,992      904,326    904,326   1,906,062    2,070,525  2,070,525   3,063,489  5,252,680  5,252,680   6,209,625
    26         2,616,329      928,496    928,496   1,930,370    2,204,620  2,204,620   3,197,195  5,848,785  5,848,785   6,800,875
    27         2,798,332      950,820    950,820   1,952,846    2,343,306  2,343,306   3,335,490  6,506,221  6,506,221   7,452,962
    28         2,989,435      971,111    971,111   1,973,306    2,486,576  2,486,576   3,478,371  7,231,248  7,231,248   8,172,094
    29         3,190,093      989,169    989,169   1,991,548    2,634,406  2,634,406   3,625,813  8,030,769  8,030,769   8,965,117
    30         3,400,785    1,004,752  1,004,752   2,007,337    2,786,728  2,786,728   3,777,753  8,912,376  8,912,376   9,839,565
------------------------ ---------------------------------------------------------------------------------------------------------

*        In the absence of additional premium, the Policy would lapse.

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that the planned premium is paid in the beginning of each year.  Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years.  No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                   APPENDIX B


Example of Additional Insurance Rider (AIR)
(AVAILABLE ONLY ON THE FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE
POLICY, AND NOT ON THE LAST TO DIE POLICY)

Definitions

Excess Calculation under Death Benefit Option 1

Cash Value * Applicable Percentage less Specified Amount

Excess Calculation under Death Benefit Option 2

Cash Value * Applicable Percentage less Specified Amount plus Cash Value.

General

For purposes of administrative processing, excess is subtracted first from the AIR rider specified amount and then from the base policy specified amount, to the extent necessary.

Examples

(A) Example without Excess

Insured's Age = 57

Death Benefit = Option 2
Base Policy Specified Amount = $100,000
Additional Insured Specified Amount = $50,000
Cash Value = $75,000
Cash Value * Applicable Percentage (1.42) = $106,500

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (3), where:

(1) . . . . . . . . . .     $106,500 - cash value * applicable percentage
(3) . . . . . . . . . .     $175,000 - base policy specified amount + cash value
(1) less (3) . . . . .      -$68,000 (No Excess)

Therefore, the Additional Insurance Death Benefit = $50,000

(B) Example with Excess - Death Benefit Option 1

Insured's Age = 58
Death Benefit = Option: 1
Base Policy Specified Amount = $100,000
Additional Insurance Specified Amount = $25,000
Cash Value = $75,000
Cash Value * Applicable Percentage (1.38) = $103,500

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (2) where:

(1) . . . . . . . . . . .      $103,500 - cash value * applicable percentage
(2) . . . . . . . . . . .      $100,000 - base policy specified amount
(1) less (2) . . . . . .       $3,500 (Amount of Excess)

Therefore, the Additional Insurance Death Benefit = $25,000 - $3,500 = $21,500.

(C) Example with Excess - Death Benefit Option 2

Insured's Age = 70
Death Benefit Option: 2
Base Policy Specified Amount = $100,000
Additional Insurance Specified Amount = $75,000
Cash Value = $1,000,000
Cash Value * Applicable Percentage (1.15) = $1,150,000

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (3), where:

(1) . . . . . . . . .     $1,150,000 - cash value * applicable percentage
(3) . . . . . . . . .     $1,100,000 - base policy specified amount + cash value
(1) less (3) . . . .      $50,000 (Amount of Excess)

Therefore, the Additional Insurance Death Benefit = $75,000 - $50,000 = $25,000.

                                   APPENDIX C
                                 RATES OF RETURN

From time to time, we may report different types of historical performance for the investment options available under the policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Variable Account or policy level for the expense charge and other policy expenses, which if included, would reduce performance.

At the request of a purchaser, Valley Forge Life Insurance Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Variable Account for the expense charge in addition to the deductions of fund expenses, but does not include other charges under the policy; or (ii) an illustration of cash values and cash surrender values as of the performance reporting date for a hypothetical insured of given age, gender, risk classification, premium level and initial specified amount. The illustration will be based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The cash surrender value figures will assume all fund charges, the expense charge, and all other policy charges are deducted. The cash value figures will assume all charges except the surrender charge are deducted.

We may also distribute sales literature comparing the percentage change in the net asset values of the funds or in the accumulation unit values for any of the investment options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We may also make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the investment options being compared.

The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after the deduction of investment management fees and direct operating expenses of the funds). These rates do not reflect the expense charge assessed. The rates do not reflect deductions from premiums or Monthly Deductions assessed against the cash value of the policy, nor do they reflect the policy's surrender charges. Therefore, these rates are illustrative of how actual investment performance will affect the benefits under the policy. These rates of return shown are not indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.

Returns for the periods ended 12/31/99:


                                                                                                               10
                                                           Portfolio                                       Years/Since
Investment Option                                       Inception Date         1 Year         5 Years       Inception






Federated Insurance Series
Federated High Income Bond
Fund II . . . . . . . . . . . . . . . . . . . . . . . .     03/01/1994              2.31         10.48            8.22
Federated Prime Money Fund II . . . . . . . . . . . . .     11/21/1994              4.63          4.89            4.88
Federated Utility Fund II . . . . . . . . . . . . . . .      2/10/1994              1.69         15.25           12.15

The Alger American Fund
Alger American Growth Portfolio . . . . . . . . . . . .     1/ 9 /1989             33.74         30.94           23.05
Alger American Mid-Cap Growth Portfolio . . . . . . . .     5/ 3 /1993             31.85         26.14           24.72
Alger American Small Capitalization
     Portfolio . . . . . . . . . . . . . . . . . . . .       9/21/1988             43.42         22.64           20.86
Alger American Leveraged AllCap Portfolio . . . . . .       01/25/1995             78.06            NA           46.44

Variable Insurance Products Fund (VIP),     Initial Class      &
     Variable Insurance Products Fund II
     (VIP II),     Initial Class
Fidelity VIP II Asset Manager Portfolio . . . . . . . .        9/6/1989             11.09         15.63           13.14
Fidelity VIP II Contrafund(R)Portfolio . . . . . . . . .       1/3/1995             24.25            NA           27.73
Fidelity VIP Equity-Income Portfolio . . . . . . . . . .      10/9/1986              6.33         18.61           14.49
Fidelity VIP II Index 500 Portfolio . . . . . . . . . .       8/27/1992             20.52         28.16           21.07

MFS Variable Insurance Trust
MFS Emerging Growth Series . . . . . . . . . . . . . .        7/24/1995             76.71            NA           36.44
MFS Growth With Income Series . . . . . . . . . . . . .       10/9/1995              6.69            NA           21.12
MFS Research Series . . . . . . . . . . . . . . . . . .       7/26/1995             24.05            NA           22.86
MFS Total Return Series . . . . . . . . . . . . . . . .        1/3/1995              3.08            NA           15.42

Janus Aspen Series,     Service      Shares
Janus Aspen Series Capital Appreciation
     Portfolio . . . . . . . . . . . . . . . . . . . .        5/1/1997              66.75            NA           56.93
Janus Aspen Series Balanced Portfolio . . . . . . . . .      9/13/1993              26.51         24.43           20.37
Janus Aspen Series Growth Portfolio . . . . . . . . . .      9/13/1993              43.73         29.64           24.03
Janus Aspen Series Flexible Income
     Portfolio . . . . . . . . . . . . . . . . . . . .       9/13/1993               1.35         10.63            8.25
Janus Aspen Series International Growth
     Portfolio . . . . . . . . . . . . . . . . . . . .        5/2/1994              82.02         33.00           27.94
Janus Aspen Series Worldwide Growth
     Portfolio . . . . . . . . . . . . . . . . . . . .       9/13/1993               64.20        33.35           29.46

Alliance Variable Products Series Fund,
     Class B Shares
Alliance Premier Growth Portfolio . . . . . . . . . . .      06/26/1992              32.32         36.03           26.31
Alliance Growth and Income Portfolio . . . . . . . . .       01/14/1991              11.37         23.91           15.48

American Century Variable Portfolios, Inc.
American Century VP Income & Growth
     Fund . . . . . . . . . . . . . . . . . . . . . . .     10/30/1997               18.02            NA           16.96
American Century VP Value Fund . . . . . . . . . . . . .    05/01/1996               -0.85            NA           11.10






Franklin Templeton Variable Insurance
     Products Trust, Class 2 Shares
Templeton Developing Markets Securities
     Fund . . . . . . . . . . . . . . . . . . . . . . .     03/04/1996               53.27            NA           -5.45
Templeton Asset Strategy Fund . . . . . . . . . . . . .     05/01/1997               22.54         16.92           13.01

Lazard Retirement Series
Lazard Retirement Equity Portfolio . . . . . . . . . .       3/18/1998                8.16            NA           10.68
Lazard Retirement Small Cap Portfolio . . . . . . . .       11/04/1997                5.13            NA            0.13

The Universal Institutional Funds, Inc.
Morgan Stanley International Magnum
     Portfolio . . . . . . . . . . . . . . . . . . . .      01/02/1997               25.19            NA           13.57
Morgan Stanley Emerging Markets Equity
     Portfolio . . . . . . . . . . . . . . . . . . . .      10/1/1996                95.68            NA           12.31


                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors or employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.


To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet.

     The Prospectus consisting of 70 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
     2.   Copy of Agreement for Lockbox Services*

     3.(a) Not Applicable
       (b) Form of underwriting/distribution agreement between the Company and CNA Investor Services, Inc.##
           (c) Broker-Dealer sales Agreement##
       (d) Wholesale Sales Agreement##
       (e) Wholesale Broker-Dealer Schedule of Compensation Standard and Plus Options##
       (f) Wholesale Broker-Dealer Schedule of Compensation##
       (g) Retail Broker-Dealer Schedule of Compensation##
     4.    Not applicable
     5.   (a)  Flexible Premium Variable and Fixed Life Insurance Policy$
          (b)  Flexible Premium Variable and Fixed Last to Die Life
               Insurance Policy$
          (c) Form of Accelerated Benefit Rider$
          (d) Form of Accidental  Death Benefit  Rider$
          (e) Form of Additional  Insurance Rider$
          (f) Form of Term Insurance on Children Rider$
          (g) Form of Other Insured Term Insurance Rider$
          (h) Form of Total Disability Waiver of Premium Rider$
          (i) Form of Waiver of Monthly Deduction Rider$
          (j) Form of Four Year Term Rider$

          (k)  Form of Split Policy Option Rider$
          (l)  Form of Automatic Transfer Rider#
          (m)  Form of Dollar Cost Averaging Rider I#
          (n)  Form of Dollar Cost Averaging Rider II#
     6.   (a)  Amended and restated Articles of Incorporation of the Company**
          (b)  By-laws of the Company**
     7.   Not applicable
     8.   (a)     Form of participation agreement between The Alger American
                  Fund and the Company*
          (b)     Form of participation agreement between Variable Insurance
                  Products Fund and the Company*
          (c)     Form of participation agreement between Variable Insurance
                  Products Fund II and the Company*
          (d)     Form of participation agreement between MFS Variable
                  Insurance Trust and the Company*
          (e)     Form of participation agreement between Insurance
                  Management Series and the Company*
          (f)     Form of participation agreement between Janus Aspen Series and the Company.****
          (g)     Form of participation agreement among the Company, CNA
                  Investor Services, Inc., Lazard Asset Management and Lazard
                  Retirement Series, Inc.****
          (h)     Form of participation agreement among Templeton Variable
                  Products Series Fund, Franklin Templeton Distributors, Inc.
                  and the Company.****
          (i)     Form of participation agreement among the Company, CNA
                  Investor Services, Inc., Alliance Capital Management L.P.
                  and Alliance Fund Distributors, Inc.****
          (j)     Form of participation agreement between the Company and
                  American Century Investment Management, Inc.****
          (k)     Form of participation agreement between the Company and
                  Morgan Stanley Dean Witter Universal Funds, Inc.****
     9.   Not applicable
     10.  Form of Policy     Application##
     11.  Description of issuance, transfer and redemption procedures***

B.   Not applicable

C.   Not applicable

2.   Opinion and Consent of Counsel

3.   Not applicable

4.   Not applicable

5.   Not Applicable

6.   Consent of Actuary

7.   Consent of Independent Auditors


* Incorporated by reference to the Form N-4 Registration Statement filed electronically with the Securities and Exchange Commission on September 4, 1996 (File No.333-1087).

**   Incorporated  by  reference  to  the  N-4   Registration   Statement  filed
     electronically with the Securities and Exchange Commission on February 20, 1996 (File No. 333-1087)

***  Incorporated by reference to the registrant's  Pre-Effective Amendment No.1
     filing   electronically  on  Form  S-6  on  September  4,  1996  (File  No.
     333-01949).

****Incorporated by reference to the registrant's Post-Effective Amendment No.7 on Form S-6 on April 25, 2000 (File No. 333-01949).

    $ Incorporated by reference to the registrant's initial Registration Statement filed electronically with the Securiites and Exchnage Commission on October 31, 2000 (File No. 333-48988).

# Incorporated by reference to the initial registration on Form S-6 Registration Statement filed electronically with the Securities and Exchange Commission on October 2, 2000 (File No. 333-47106).

## Incorporated by reference to Pre-effective amendment no 1 to Form S-6 Registration Statement filed electronically with the Securities and Exchange Commission (File No. 333-47106).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, State of Illinois, on this day of 28 December, 2000.



                                             VALLEY FORGE LIFE INSURANCE COMPANY
                                             VARIABLE LIFE SEPARATE ACCOUNT
                                             (Registrant)




                                            By: /s/DONALD P. LOFE, JR.
                                                -----------------------------

                                             VALLEY FORGE LIFE INSURANCE COMPANY

Attest:/s/WILLIAM K. BORLAND                By:/s/DONALD P. LOFE, JR.
       ------------------------------          ------------------------------


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                                   Date
---------                        -----                                   ----


/s/BERNARD L. HENGESBAUGH          Chairman of the Board,               12-21-00
------------------------------     Chief Executive Officer and         ---------
Bernard L. Hengesbaugh             Director


/s/ROBERT V. DEUTSCH               Chief Financial Officer and          12-29-00
-----------------------------      Director                            ---------
Robert V. Deutsch


/s/JONATHAN D. KANTOR              Senior Vice President, General      12-29-00
------------------------------     Counsel, Secretary,                 ---------
Jonathan D. Kantor                 Director

/s/ DONALD P. LOFE, JR                                                  12-28-00
----------------------------       Director                            ---------
Donald P. Lofe, Jr.



/s/THOMAS F. TAYLOR                Executive Vice President            12-27-00
----------------------------       Director                            ---------
Thomas F. Taylor


/s/THOMAS PONTARELLI               Senior Vice President                12-26-00
----------------------------       Director                            ---------
Thomas Pontarelli

                                INDEX TO EXHIBITS

EX-99.C.2. Opinion and Consent of Counsel

EX-99.C.6. Actuarial Opinion and Consent
EX-99.C.7. Independent Auditors' Consent